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As filed with the Securities and Exchange Commission on October 7, 2004

Registration No. 333-112418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933

TUT SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-2958543
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6000 SW Meadows Drive, Suite 200, Lake Oswego, Oregon 97035, Tel: (971) 217-0400
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Salvatore D'Auria
Chief Executive Officer and President
Tut Systems, Inc.
6000 SW Meadows Drive, Suite 200, Lake Oswego, Oregon 97035, Tel: (971) 217-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner, Esq. Eric John Finseth, Esq. Nathaniel P. Gallon, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Tel: (650) 493-9300	Marty B. Lorenzo, Esq. Thomas D. Sohn, Esq. Gray Cary Ware & Freidenrich LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2189 Tel: (858) 677-1400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 7, 2004

PRELIMINARY PROSPECTUS

4,000,000 SHARES

COMMON STOCK

        We are offering 4,000,000 shares of our common stock. Our common stock trades on The Nasdaq National Market under the symbol "TUTS." On October 6, 2004, the sale price of our common stock on the Nasdaq National Market was $2.71 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to Tut Systems, Inc.	$	$

        The underwriters have a 30-day option to purchase up to an additional 600,000 shares of common stock from us to cover over-allotments, if any.

        The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Needham & Company, Inc.	Merriman Curhan Ford & Co.

The date of this prospectus is                      , 2004.

        You should rely only on this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        The terms "Tut Systems," "our company," "our," "we" and "us" as used in this prospectus refer to Tut Systems, Inc. and its subsidiaries and predecessors as a combined entity, except where it is made clear that such term means only the parent company. Tut Systems, the logo design, Tut Systems and the logo design together, Astria and VideoTele.com are registered United States trademarks of Tut Systems, Inc., Aveon and Expresso are trademarks of Tut Systems, Inc. Certain of the foregoing trademarks are registered trademarks in certain foreign countries. This prospectus also includes trademarks of companies other than Tut Systems.

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PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in documents incorporated by reference in this prospectus. Because this section of the prospectus is only a summary, you should read the rest of this prospectus and the documents incorporated by reference herein before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

Our Company

        We design, develop, and sell digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals across their networks. We also offer digital video processing systems that enable private enterprise and government entities to transport video signals across satellite, fiber, radio, or copper facilities for surveillance, distance learning, and TV production applications. We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

        Historically, we derived most of our sales from our broadband transport and service management products. In November 2002, we acquired VideoTele.com, or VTC, from Tektronix, Inc. to extend our product offerings to include digital video processing systems. These video-based products now represent a majority of our sales and will provide most of our growth opportunities for the foreseeable future.

Industry Background and Dynamics

        Over the past several years, traditional telephone companies have come under increasing competitive pressure. These telcos are trailing cable operators in market share for high speed Internet access in the U.S. and they are also at risk of losing traditional voice lines to both cable TV operators and wireless carriers. To provide high speed Internet access, telcos have been using digital subscriber line, or DSL, and fiber-to-the-home technologies. DSL technologies use sophisticated signal blending techniques to deliver data through copper wires. Fiber-to-the-home refers to optical fiber that is installed from a telephone switch directly to a subscriber's home. As a result of these competitive threats, telcos are beginning to look at their DSL and fiber-to-the-home infrastructures as a means to offer broadcast TV services to better compete for the end customer with a bundled offering of voice, data, and video services. InStat/MDR has estimated, in a report published in May 2004, that the number of telco video subscribers worldwide will increase from 755,000 at the end of 2003 to over 14.0 million by the end of 2008.

        To deliver broadcast quality video, a non-satellite-based service provider must deploy a digital TV headend to receive both national and local broadcast TV signals and to properly process these signals for transmission over fiber, cable, or copper-based DSL facilities. The limitations on the amount of data that telco DSL facilities can transmit in a fixed amount of time (such limitations are often referred to as bandwidth) when compared to the high bandwidth capacity of cable facilities means that telco headends require greater video processing performance. For example, video headends deployed by cable operators may simply pass high speed satellite-fed TV signals directly to their cable networks without further video compression. Telcos, however, must use video headends that compress the widely varying data transmission rates of the source signal to low constant data transmission rates over their DSL networks. Additionally, telco networks often are comprised of multiple hardware platforms that use varying sets of rules, or protocols, for transmitting signals. Therefore, to deliver video services, telcos require digital TV headends that are capable of converting video signals between hardware platforms using various protocols.

Our Solution

        Our Astria digital TV headend system is focused on enabling the delivery of broadcast quality video over traditional telco networks. Unlike standard headends designed for cable networks, our digital headend solution, the Astria Content Processor system, converts the high transmission rate and varying transmission rate signals received from satellites into low and constant transmission rate video streams for subsequent delivery over various types of telco delivery networks. Our high-performance, cost-effective systems are based on existing video compression technologies and standards as defined by the Motion Pictures Expert Group, or MPEG, and we are developing upgrades to support emerging technologies that will enable higher compression rates and more advanced interactivity than is currently available today. Customers for our Astria video content processing systems include independent telephone operating companies in North America, such as Oxford Networks, and international incumbent carriers such as PCCW in Hong Kong. We believe that our installed base of digital video headend systems represents over 50% of the North American headend market for video over DSL services.

        Our M2 video processing systems use software and hardware components from our digital TV headend systems packaged in a smaller form factor to encode video signals for transmission over private or government networks. Our M2 systems are used for applications such as studio-to-transmitter transport, video surveillance, and distance education. We sell our M2 video processing systems to TV broadcasters, government agencies, and educational institutions.

        We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities. Customers for our broadband data systems include system integrators, competitive carriers for the hospitality industry, incumbent local exchange companies, and private educational and commercial entities.

Our Strategy

        Our objective is to be the leading provider of video content processing solutions for the delivery of broadcast and on-demand video services to residential customers over telephone company networks. Key elements of our business strategy are as follows:

  •
  Maintain leadership in the North American telco market for digital TV headends;

  •
  Expand sales efforts to international markets;

  •
  Accelerate market adoption of video over telco networks;

  •
  Partner with leading industry vendors to provide complete systems solutions;

  •
  Leverage our digital TV headend expertise in additional markets; and

  •
  Selectively pursue acquisitions.

Recent Financial Performance

        As a result of our acquisition of VideoTele.com in November 2002, our revenue increased from $9.4 million for the year ended December 31, 2002 to $32.2 million for the year ended December 31, 2003. In addition, our net loss decreased from $41.6 million in 2002 to $5.5 million in 2003. Our net cash used in operating activities during 2003 was $10.9 million.

        On July 22, 2004 we announced our financial results for the second quarter of 2004. Our revenue for the six months ended June 30, 2004 was $11.3 million, our net cash used by operating activities during the six months ended June 30, 2004 was $5.2 million, and our net loss for the six months ended June 30, was $8.1 million.

        On September 20, 2004, we announced our preliminary revenue guidance for the second half of 2004. We are expecting revenue for the third quarter to be in the range of $6.2 to $6.5 million and revenue for the fourth quarter to exceed $7.0 million.

        We have incurred substantial net losses since our inception. As of June 30, 2004, we had an accumulated deficit of $290.1 million.

How to Reach Us

        Our principal executive offices are located at 6000 SW Meadows Drive, Suite 200, Lake Oswego, Oregon 97035. Our telephone number at that address is (971) 217-0400. Tut Systems is incorporated in Delaware. Our Internet home page is located at www.tutsys.com. Information on our website is not incorporated by reference into this prospectus.

The Offering

Common Stock offered by Tut	4,000,000 shares
Shares outstanding after the offering	24,432,257 shares
Use of proceeds	For working capital and other general corporate purposes, which may include repayment of indebtedness incurred in connection with the acquisition of VTC.
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Nasdaq National Market symbol	TUTS

        The number of shares of common stock that will be outstanding after this offering is based on the approximate number of shares outstanding as of June 30, 2004, and excludes:

  •
  4,357,000 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2004, at a weighted average exercise price of $6.14 per share, under our stock option plans.

  •
  1,244,000 additional shares of common stock reserved for future issuance under our 1998 Stock Plan, our 1999 Non-Statutory Stock Option Plan and our 1998 Employee Stock Purchase Plan.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data
(in thousands, except per share data)

        We have derived our consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements included in this prospectus. Due to the acquisitions we have made, our results of operations are not necessarily comparable between periods presented. In particular, our November 2002 acquisition of VTC has had a significant impact on every aspect of our financial statements since the acquisition. We have derived our statement of operations data for the six months ended June 30, 2004 and 2003 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read the summary financial data set forth below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes included in this prospectus. The Summary Consolidated Balance Sheet data has been presented on an as adjusted basis to give effect to our receipt of the estimated net proceeds from our sale of 4,000,000 shares of common stock at an assumed offering price of $2.71 per share (as adjusted for underwriting discounts, commissions and the estimated offering expenses).

	Fiscal Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Statement of Operations Data:
Total revenues	$13,748	$9,371	$32,192	$14,466	$11,299
Cost of goods sold	40,489	13,909	15,646	7,274	8,576

Gross profit (loss)	(26,741)	(4,538)	16,546	7,192	2,723
Operating expenses	81,712	37,105	22,093	11,541	10,708

Loss from operations	(108,453)	(41,643)	(5,547)	(4,349)	(7,985)
Impairment of certain equity investments	—	(592)	—	—	—
Interest and other income, net	4,127	610	30	93	(99)

Net loss	$(104,326)	$(41,625)	$(5,517)	$(4,256)	$(8,084)

Net loss per share, basic and diluted	$(6.39)	$(2.45)	$(0.28)	$(0.21)	$(0.40)

Shares used in computing net loss per share, basic and diluted	16,326	16,957	19,996	19,848	20,346

	June 30, 2004
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,756	$18,131
Working capital	15,017	24,392
Total assets	24,732	34,107
Long-term debt	3,673	3,673
Total stockholders' equity	15,872	25,247

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, together with all other information included in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, prospects, financial condition or results of operations would likely suffer materially. As a result, the trading price of our common stock may decline, and you could lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We have a history of significant losses, and we may never achieve profitability.

        We have incurred substantial net losses and experienced negative cash flow for each quarter since our inception. As of June 30, 2004, we had an accumulated deficit of $290.1 million. We expect to incur losses in the near future. Moreover, we may never achieve profitability and, if we do so, we may not be able to maintain profitability. We may not be able to generate a sufficient level of revenue to offset our current level of expenditures. Moreover, because our expenditures for sales and marketing, research and development, and general and administrative functions are relatively fixed in the short term, we may be unable to adjust our spending in a timely manner to respond to any unanticipated decline in revenue. If we fail to achieve profitability within the timeframe expected by securities analysts or investors, then the market price of our common stock will likely decline.

Each sale of our headend systems represents a significant portion of our revenue for any given quarter. Our failure to meet our quarterly forecast of sales of headend systems in any given quarter could have a material adverse impact on our financial results for a given quarter.

        Since we acquired VTC in November 2002, a large part of our quarterly revenue is associated with the sale of headend systems. Each sale represents a significant portion of our revenue for each quarter. We base our operating forecast on our historical sales. Because of the high cost per unit of our headend systems, if we were to sell even one less system than our forecasted number of headend sales per quarter, such a decrease in sales would have a material and adverse impact on our revenue for that quarter, and we may fail to meet investor expectations.

We operate in an intensely competitive marketplace, and many of our competitors have better resources than we do.

        Our primary competitors in the digital TV headend market are small private companies that are focused on a more narrow product line than ours, thereby allowing these competitors to devote substantially more targeted resources to developing and marketing new products than we can. As we begin to target larger telco customers for our video content processing systems, we expect more competition from large public companies like Harmonic, Inc., Tandberg Television ASA, and Motorola, Inc., all of which have substantially greater financial, technical and other resources than we do. These competitors have achieved success in providing headend components for cable multiple system operators and satellite TV providers and, we expect these competitors to market some of their products for use in TV over DSL applications. For example, in the past, Harmonic provided video content processing systems to SaskTel, a large Canadian telephone service provider. Harmonic also recently announced that it will provide video content processing systems to Video Networks Limited, a video-over-DSL provider in the United Kingdom.

        Our competition in the market for video transmission processing products primarily comes from small private companies such as SkyStream Networks and public companies such as Optibase Inc. and Tandberg Television that together offer a wide array of products with special features and functions. Our broadband transport and service management business tends to compete against public, private and foreign network equipment companies.

        To the extent that any of these current or potential future competitors enter or expand further into our markets, develop superior technology and products or offer superior prices or performance features relative to our products, such competition could result in lost sales and severe downward pressure on our pricing, either of which would adversely affect our revenue and profitability.

Commercial acceptance of any technological solution that competes with technology based on communication over copper telephone wire could materially and adversely impact demand for our products, our revenue and growth strategy.

        The markets for video content processing, transmission and high-speed data access systems and services are characterized by several competing communication technologies, including fiber optic cables, coaxial cables, satellites and other wireless facilities. Many of our products are based on communication over copper telephone wire. Because there are physical limits to the speed and distance over which data can be transmitted over copper wire, our products may not be a viable solution for customers requiring service at performance levels beyond the current limits of copper telephone wire. Our customer base is concentrated on telephone service providers that have a large investment in copper wire technology. If these customers lose market share to their competitors who use competing technologies that are not as constrained by physical limitations as copper telephone wire, and that are able to provide faster access, greater reliability, increased cost-effectiveness or other advantages, demand for our products will decrease. Moreover, to the extent that our customers choose to install fiber optic cable or other transmission media as part of their infrastructure, or to the extent that homes and businesses install other transmission media within buildings, demand for our products may decline. The occurrence of any one or more of these events would harm demand for our products, which would thereby adversely affect our revenue and growth strategy.

If the projected growth in demand for video services from telephone service providers does not materialize or if our customers find alternative methods of delivering video services, future sales of our video content processing systems will suffer.

        We manufacture video content processing systems that enable telephone service providers to offer video services to their customers. Our customers, the telephone service providers, face competition from cable companies, satellite service providers and wireless companies. For some users, these competing solutions provide fast access, high reliability and cost-effective solutions for delivering data, including video services. Telephone service providers hope to maintain their market share in their core business of voice telephony as well as increase their revenue per customer by offering their customers more services, including video services and high-speed data services. However, if the telephone service providers find alternative ways of maintaining and growing their market share in their core business that do not require that they offer video services, demand for our products will decrease substantially. Moreover, if technological advancements are developed that allow our customers to provide video services without upgrading their current system infrastructure, or that offer our customers a more cost-effective method of delivering video services, sales of our video content processing systems will suffer. Alternatively, even if the telephone service providers choose our video content processing systems, the service providers may not be successful in marketing video services to their customers, in which case our sales would decrease substantially.

Our operating results fluctuate significantly from quarter to quarter, and this may cause the price of our stock to decline.

        Over the last 12 quarters, our sales per quarter have fluctuated between $9.2 million and $2.0 million. Over the same periods, our loss from operations as a percentage of revenue has fluctuated between approximately 5.2% and 1,274% of revenue. We anticipate that our sales and operating margins will continue to fluctuate. We expect this fluctuation to continue for a variety of reasons, including:

  •
  the timing of customers' purchase decisions, acceptance of our new products and possible cancellations;

  •
  competitive pressures, including pricing pressures from our partners and competitors;

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  delays or problems in the introduction of our new products;

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  announcements of new products, services or technological innovations by us or our competitors; and

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  management of inventory levels.

The sales cycle for video content processing systems is long and unpredictable, which requires us to incur high sales and marketing expenses with no assurance that a sale will result.

        The sales cycle for our headend systems can be as long as 12-18 months. Additionally, with respect to the sale of our products to U.S. and foreign government organizations, we may experience long sales cycles as a result of government procurement processes. As a result, while we continue to incur costs associated with a particular sale prior to payment from the customer, we may not recognize revenue from efforts to sell particular products for extended periods of time.

        As a result, our quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and may not provide an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common stock.

If we fail to accurately forecast demand for our products, revenue, profitability and reputation could be harmed.

        We rely on contract manufacturers and third-party equipment manufacturers, or OEMs, to manufacture, assemble, test and package our products. We also depend on third-party suppliers for the materials and parts that constitute our products. Our reliance on contract manufacturers, OEMs and third-party suppliers requires us to accurately forecast the demand for our products and coordinate our efforts with those of our contract manufacturers, OEMs and suppliers. We often make significant up-front financial commitments with our contract manufacturers, OEMs and suppliers in order to procure the raw materials and begin manufacturing and assembly of the products. If we fail to accurately forecast demand or coordinate our efforts with our suppliers, OEMs and contract manufacturers, we may face supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products, which could lead to the loss of existing or potential customers and could thereby result in lost sales and damage to our reputation, which would adversely affect our revenue and profitability. Further, we outsource the manufacturing of our products based on forecasts of sales. If orders for our products exceed our forecasts, we may have difficulty meeting customers' orders in a timely manner, which could damage our reputation or result in lost sales. Conversely, if our forecasts exceed the orders we actually receive and we are unable to cancel future purchase and manufacturing commitments in a timely manner, our inventory levels would increase. This could expose us to losses related to slow moving and obsolete inventory, which would have a material adverse effect on our profitability.

If we fail to develop and introduce new products in response to the rapid technological changes in the markets in which we compete, we will not remain competitive.

        The markets for video content processing, transmission and high-speed data access systems are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in end-user requirements and evolving industry standards. To remain competitive, we must continually improve the performance, features and reliability of our products. For example, advancements in compression technology are leading the video content processing industry to begin the transition to next generation compression standards. These advances will allow for further reductions in the bandwidth required to deliver standard definition video channels and introduce the possibility of delivering high-definition television over asymmetric digital subscriber lines, or ADSL, for the first time. ADSL is a new technology that allows more data to be transmitted over copper telephone lines than standard DSL. Further advances in compression technology, or the emergence of new industry standards would require that we further redesign our products to incorporate, and remain compatible with, emerging technologies and industry standards.

        We cannot assure you that we will be able to respond quickly and effectively to technological change. We may have only limited time to enter certain markets, and we cannot assure you that we will be successful in achieving widespread acceptance of our products before competitors can offer products and services similar or superior to our products. If we fail to introduce new products that address technological changes or if we experience delays in our product introductions, our ability to compete would be adversely affected, thereby harming our revenue, profitability and growth strategy.

We depend on international sales for a significant portion of our revenue, which subjects our business to a number of risks. If we are unable to generate significant international sales, our revenue, profitability and share price could be materially and adversely affected.

        Sales to customers outside of the United States accounted for approximately 56.3%, 43.0% and 18.4% of revenue for the years ended December 31, 2001, 2002 and 2003, respectively and 18.2% and 19.0% for the six months ended June 30, 2003 and 2004, respectively. Sales and operating activities outside of the United States are subject to inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies; tariffs, quotas, taxes and other market barriers; political and economic instability; restrictions on the export or import of technology; potentially limited intellectual property protection; difficulties in staffing and managing international operations and potentially adverse tax consequences. Any of these factors may have a material adverse effect on our ability to grow or maintain international revenue.

        We expect sales to customers outside of the United States to represent a significant and growing portion of our revenue. However, we cannot assure you that foreign markets for our products will develop at the rate or to the extent that we anticipate. If we fail to generate significant international sales, our revenue, profitability and share price could be materially and adversely affected.

Fluctuations in interest and currency exchange rates may decrease demand for our products.

        Substantially all of our foreign sales are invoiced in U.S. dollars. As a result, fluctuations in currency exchange rates could cause our products to become relatively more expensive for international customers, thereby reducing demand for our products. We anticipate that we will generally continue to invoice foreign sales in U.S. dollars. We do not currently engage in foreign currency hedging transactions. However, as we expand our current international operations, we may allow payment in foreign currencies and, as a result, our exposure to foreign currency transaction losses may increase. To reduce this exposure, we may purchase forward foreign exchange contracts or use other hedging strategies. However, we cannot assure you that any currency hedging strategy would be successful in avoiding exchange-related losses. Any such losses would adversely impact our profitability.

If our contract manufacturers, third-party OEMs and third-party suppliers fail to produce quality products or parts in a timely manner, we may not be able to meet our customers' demands.

        We do not manufacture our products. We rely on contract manufacturers and OEMs to manufacture, assemble, package and test substantially all of our products and to purchase most of the raw materials and components used in our products. Additionally, we depend on third-party suppliers to provide quality parts and materials to our contract manufacturers and OEMs, and we obtain some of the key components and sub-assemblies used in our products from a single supplier or a limited group of suppliers. Neither we nor our contract manufacturers or OEMs have any guaranteed supply arrangements with the suppliers. If our suppliers fail to provide a sufficient supply of key components, we could experience difficulties in obtaining alternative sources at reasonable prices, if at all, or in altering product designs to use alternative components. Moreover, if our contract manufacturers or OEMs fail to deliver quality products in a timely manner, such failure would harm our ability to meet our scheduled product deliveries to customers. Delays and reductions in product shipments could increase our production costs, damage customer relationships and harm our revenue and profitability. In addition, if our contract manufacturers and OEMs fail to perform adequate quality control and testing of our products, we would experience increased production costs for product repair and replacement, and our profitability would be harmed. Moreover, defects in products that are not discovered in the quality assurance process could damage customer relationships and result in product returns or product liability claims, each of which could harm our revenue, profitability and reputation.

Design defects in our products could harm our revenue, profitability and reputation.

        Any defect or deficiency in our products could reduce the functionality, effectiveness or marketability of our products. These defects or deficiencies could cause customers to cancel or delay their orders for our products, reducing revenue and profitability. In any of these events, we would be required to devote substantial financial and other resources for a significant period of time to develop new product designs. We cannot assure you that we would be successful in addressing any design defects in our products or in developing new product designs in a timely manner, if at all. Any of these events, individually or in the aggregate, could harm our revenue, profitability and reputation.

Our business depends on the integrity of our intellectual property rights. If we fail to adequately protect our intellectual property, our revenue, profitability, reputation and growth strategy could be adversely affected.

        We attempt to protect our intellectual property and proprietary technology through patents, trademarks and copyrights, by generally entering into confidentiality or license agreements with our employees, consultants, vendors, strategic partners and customers as needed, and by generally limiting access to and distribution of our trade secret technology and proprietary information. However, any of our pending or future patent or trademark applications may not ultimately be issued as patents or trademarks of the scope that we sought, if at all, and any of our patents, trademarks or copyrights may be invalidated, deemed unenforceable, or otherwise challenged. In addition, other parties may circumvent or design around our patents and other intellectual property rights, may misappropriate our proprietary technology, or may otherwise develop similar, duplicate or superior products. Further, the intellectual property laws and our agreements may not adequately protect our intellectual property rights and effective intellectual property protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

        The telecommunications and data communications industries are characterized by the existence of extensive patent portfolios and frequent intellectual property litigation. From time to time, we have received, and may in the future receive, claims that we are infringing third parties' intellectual property rights. Any present or future claims, with or without merit, could be time-consuming, result in costly litigation, divert management time and attention and other resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us. In addition, any such litigation could force us to cease selling or using certain products or services, or to redesign such products or services. Further, we may in the future initiate claims or litigation against third-parties for infringement of our intellectual property rights or to determine the scope and validity of our intellectual property rights or those of competitors. Such litigation could result in substantial costs and diversion of resources. Any of the foregoing could have an adverse effect upon our revenue, profitability, reputation and growth strategy.

If we fail to provide our customers with adequate and timely customer support, our relationships with our customers could be damaged, which would harm our revenue and profitability.

        Our ability to achieve our planned sales growth and retain customers will depend in part on the quality of our customer support operations. Our customers generally require significant support and training with respect to our products, particularly in the initial deployment and implementation stage. As our systems and products become more complex, we believe our ability to provide adequate customer support will be increasingly important to our success. We have limited experience with widespread deployment of our products to a diverse customer base, and we cannot assure you that we will have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. Our failure to provide sufficient support to our customers could delay or prevent the successful deployment of our products. Failure to provide adequate support could also have an adverse impact on our reputation and relationship with our customers, could thereby prevent us from gaining new customers and could harm our revenue and profitability.

If we fail to manage our expanding operations, our ability to increase our revenues and improve our results of operations could be harmed.

        We anticipate that, in the future, we may need to expand certain areas of our business to grow our customer base and exploit market opportunities. In particular, we expect to face numerous challenges in the implementation of our business strategy to focus on selling our products to the larger, more established service providers. To manage our operations, we must, among other things, continue to implement and improve our operational, financial and management information systems, hire and train additional qualified personnel, continue to expand and upgrade core technologies and effectively manage multiple relationships with various customers, suppliers and other third-parties. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to exploit fully the market for our products or systems. If we are unable to manage our operations effectively, our revenue, operations and share price could be harmed.

If we are unable to address the material weaknesses in our internal controls that our independent registered public accounting firm identified in the fourth quarter of fiscal 2003, such weaknesses could materially and adversely affect our ability to provide the public with timely and accurate material information about our company, which could harm our reputation and share price.

        In January 2004, our independent registered public accounting firm identified deficiencies in our internal controls that they considered to be material weaknesses. Based on these weaknesses, our CEO and CFO determined that, as of December 31, 2003, our disclosure controls and procedures were not sufficient to record, process, summarize and report information required to be reported within the time periods specified by the SEC and accumulated and communicated to our management, including our CEO and CFO, to allow timely discussions regarding required disclosure. These material weaknesses related to our inventory and our accounts payable processes, both of which affect our balance sheet and may also affect our income statement reporting. We are currently working to fully address these issues. (See page 23 of this Form S-3 for further discussion of these weaknesses.) In order for investors and the equity analyst community to make informed investment decisions and recommendations about our securities, it is important that we provide them with accurate and timely information in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules promulgated thereunder. If we cannot do so, investors will sell our shares and industry analysts will either make incorrect recommendations about our company or else end coverage of our company altogether, any of which results could harm our reputation and adversely impact our share price.

We are currently engaged in a securities class action lawsuit which, if it were to result in an unfavorable resolution, could adversely affect our reputation, profitability and share price.

        We are currently engaged as a defendant in a lawsuit (i.e., Whalen v. Tut Systems, Inc. et al.) that alleges securities law violations against us and certain of our current and former officers and directors under Section 11 of the Securities Act of 1933, as amended, and Section 10(b) and Rule 10b-5 of the Exchange Act. While we have reached a settlement with the plaintiffs in this lawsuit, the settlement is subject to certain contingencies, including court approval of the terms of settlement. If the court does not approve this settlement, or any contingencies are not resolved or otherwise addressed, we would be required to resume litigation in this matter. If we were to resume litigation in this matter, there is no assurance that we would prevail and, if the outcome of the litigation were unfavorable to us, our reputation, profitability and share price could be adversely affected.

If our products do not comply with complex government regulations, our product sales will suffer.

        We and our customers are subject to varying degrees of federal, state and local as well as foreign governmental regulation. Our products must comply with various regulations and standards defined by the Federal Communications Commission, or FCC. The FCC has issued regulations that set installation and equipment standards for communications systems. Our products are also required to meet certain safety requirements. For example, Underwriters Laboratories must certify certain of our products in order to meet federal safety requirements relating to electrical appliances to be used inside the home. In addition, certain products must be Network Equipment Building Standard certified before certain of our customers may deploy them. Any delay in or failure to obtain these approvals could harm our business, financial condition or results of operations. Outside of the United States, our products are subject to the regulatory requirements of each country in which our products are manufactured or sold. These requirements are likely to vary widely. If we do not obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our products where these regulations apply, which could prevent us from maintaining or growing our revenue or achieving profitability.

        In addition, regulation of our customers may adversely impact our business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of data and Internet services and other terms on which telecommunications companies conduct their business may impede our entry into certain markets. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards, generally following extensive investigation of competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers, which in turn may harm our sale of products to these customers.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully, which could materially and adversely affect our growth strategy, reputation and share price.

        We depend on the performance of Salvatore D'Auria, our President, Chief Executive Officer and Chairman of the Board, and on other senior management and technical personnel with experience in the video and data communications, telecommunications and high-speed data access industries. The loss of any one of them could harm our ability to execute our business strategy, which could adversely affect our reputation and share price. Additionally, we do not have employment contracts with any of our executive officers. We believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

We routinely evaluate acquisition candidates and other diversification strategies.

        We have completed a number of acquisitions as part of our efforts to expand and diversify our business. For example, we acquired our video content processing and video transmission businesses from Tektronix in November 2002 when we purchased its subsidiary, VTC. We intend to continue to evaluate new acquisition candidates, divestiture and diversification strategies, and if we fail to manage the integration of acquired companies, it could adversely affect our operations and growth strategy. Any acquisition involves numerous risks, including difficulties in the assimilation of the acquired company's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees. Additionally, we may incur unanticipated expenses, difficulties and other adverse consequences relating to the integration of technologies, research and development, and administrative and other functions. Any future acquisitions may also result in potentially dilutive issuances of our equity securities, acquisition or divestiture related write-offs and the assumption of debt and contingent liabilities. Any of the above factors could adversely affect our revenue, profitability, operations or growth strategy.

Risks Related to This Offering

Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.

        The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. In particular, trading volume historically has been low and the market price of our common stock has recently increased dramatically. Since the announcement of our acquisition of VTC, the closing price of our common stock, as traded on the Nasdaq National Market, has fluctuated from a low of $0.58 to a high of $7.49 per share. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

  •
  our perceived prospects;

  •
  variations in our operating results and whether we have achieved our key business targets;

  •
  the limited number of shares of our common stock available for purchase or sale in the public markets;

  •
  differences between our reported results and those expected by investors and securities analysts;

  •
  announcements of new contracts, products or technological innovations by us or our competitors; and

  •
  market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors.

        Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Future sales of shares of our common stock could cause our stock price to decline.

        Substantially all of our common stock may be sold without restriction in the public markets, subject only in the case of shares held by our officers and directors and affiliates to volume and manner of sale restrictions (other than as described in the following sentence). The approximately 3.3 million shares of common stock that we issued to Tektronix in connection with our November 2002 acquisition of VTC are restricted securities, as that term is defined in Rule 144 under the Securities Act, and therefore subject to certain restrictions. However, we are contractually obligated to file and keep effective a registration statement in order to allow Tektronix to sell these shares to the public. Likewise, Tektronix has the right (subject to certain exceptions) to include these shares in certain registration statements pursuant to which we may sell shares of our common stock.

        Holders of 3,435,228 shares of our common stock have agreed with the underwriters to refrain from selling their shares for a period of 90 days after this offering. As these restrictions on resale end, the market price of our common stock could drop significantly if holders of these shares sell them or if the market perceives that they intend to sell them. Sales of a substantial number of shares of common stock in the public market, whether or not in connection with this offering, or the perception that these sales could occur could materially and adversely affect our stock price and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate.

The issuance of shares of our common stock in this offering may cause the market price of our stock to decline.

        Although our common stock is quoted on the Nasdaq National Market, it does not have a high average trading volume. The reported sales price of our common stock on the Nasdaq National Market on October 6, 2004 was $2.71 per share. The 4,000,000 shares that we are offering through this prospectus represents 19.6% of our 20,432,257 outstanding shares of common stock as of June 30, 2004. After the completion of this offering, the market price of our common stock may decline in response to the introduction into a thinly traded public market for our common stock of the substantial number of additional shares that are being offered.

Management will have broad discretion over the allocation of proceeds from this offering.

        We currently intend to use the net proceeds of this offering for working capital and general corporate purposes which may include repayment of a portion or all of the indebtedness incurred with our acquisition of VTC. The effect of the offering will be to increase capital resources available to our management, which may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering. The net proceeds of this offering that are not used to repay indebtedness or for general corporate purposes shall be invested in short-term, interest-bearing, investment grade securities.

Our charter, bylaws, retention and change of control plans and Delaware law contain provisions that could delay or prevent a change in control.

        Certain provisions of our charter and bylaws and our retention and change of control plans, the "Plans," may have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. The provisions of the charter and bylaws and the Plans could limit the price that certain investors may be willing to pay in the future for shares of our common stock. Our charter and bylaws provide for a classified board of directors, eliminate cumulative voting in the election of directors, restrict our stockholders from acting by written consent and calling special meetings, and provide for procedures for advance notification of stockholder nominations and proposals. In addition, our Board has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock. The Plans provide for severance payments and accelerated stock option vesting in the event of termination of employment following a change of control. The provisions of the charter and bylaws, and the Plans, as well as Section 203 of the Delaware General Corporation Law, to which we are subject, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," "shall" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. Such forward-looking statements are subject to various risks and uncertainties that could cause our actual results, performance or achievements expressed or implied by such forward-looking statements to differ materially from those projected in such statements. These risks and uncertainties include those set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other similar statements contained elsewhere in this prospectus, including the documents that are incorporated by reference. In particular, our statements relating to video products providing most of our growth opportunities for the forseeable future, the growth in the number of telco video subscribers between 2003 and 2008, our anticipated release of products that support new and emerging technology standards, our expectations for revenue for the remainder of 2004, and our expectation that customers outside will represent a growing portion of our revenue in the future are forward-looking statements that are subject to risks and uncertainties.

        Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate any updates or revision to any forward-looking statement contained herein or reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS

        We will receive approximately $9.4 million from the sale of the 4,000,000 shares of common stock offered by us in this offering based on an assumed offering price of $2.71 per share (after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we are to pay). If the underwriters exercise their over-allotment option in full, we will receive approximately $10.9 million, after deducting the commissions and estimated expenses described in the previous sentence.

        We currently intend to use the net proceeds of this offering for working capital and general corporate purposes, which may include repayment of a portion or all of the approximately $3.7 million of indebtedness (which accrues at a compound annual interest rate of 8% and matures in November 2007) that we incurred in connection with our acquisition of VTC. We may also use a portion of the net proceeds to acquire other businesses, technologies or product lines that complement our existing business, although we have no present understandings or agreements to do so. Pending such uses, we intend to invest the net proceeds from this offering in interest-bearing, investment grade securities.

PRICE RANGE OF COMMON STOCK

        Our common stock has been trading publicly on The Nasdaq National Market under the symbol "TUTS" since January 29, 1999. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on The Nasdaq National Market during the calendar quarters indicated.

	High	Low
2002
First Quarter	$2.44	$1.27
Second Quarter	1.90	1.43
Third Quarter	1.49	0.67
Fourth Quarter	1.75	0.49
2003
First Quarter	1.60	1.23
Second Quarter	4.65	1.45
Third Quarter	5.96	2.94
Fourth Quarter	6.66	4.47
2004
First Quarter	7.49	3.83
Second Quarter	4.66	2.41
Third Quarter (through October 6, 2004)	3.54	1.69

        On October 6, 2004, the closing sale price of our common stock as reported by The Nasdaq National Market was $2.71 per share. As of October 6, 2004, there were approximately 277 stockholders of record of our common stock.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our actual capitalization as of June 30, 2004. The table also sets forth our as adjusted capitalization to give effect to the issuance and sale by us of 4,000,000 shares of common stock in this offering at an assumed offering price of $2.71 (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us).

        You should read this information in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	June 30, 2004
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$8,756	$18,131

Long-term debt	3,673	3,673
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 20,432,257 shares issued and outstanding, actual; 24,432,257 as adjusted	20	24
Additional paid-in capital	306,088	315,459
Accumulated other comprehensive loss	(99)	(99)
Accumulated deficit	(290,137)	(290,137)

Total stockholders' equity	15,872	25,247

Total capitalization	$19,545	$28,920

        The table assumes no exercise of the underwriters' over-allotment option and excludes the potential dilutive effect of the following securities:

  •
  approximately 4,357,000 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2004, at a weighted average exercise price of $6.14 per share, under our stock options plans;

  •
  approximately 1,244,000 additional shares of common stock reserved for future issuance under our 1998 Stock Plan, 1999 Non-Statutory Stock Option Plan and our 1998 Employee Stock Purchase Plan.

DILUTION

        The net tangible book value of our common stock on June 30, 2004 was approximately $13,160,000 or $0.64 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of our common stock outstanding. Dilution in the net tangible book value per share represents the difference between the amount per share paid by the purchasers of the shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,000,000 shares of common stock we are offering through this prospectus, assuming a public offering price of $2.71 per share (after deducting the underwriting discounts and commissions and estimated offering expenses) our net tangible book value as of June 30, 2004 would have been approximately $22,535,000 or $0.92 per share. This represents an immediate increase in net tangible book value of $0.28 per share to existing stockholders and an immediate dilution of $1.79 per share to new investors purchasing our common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$2.71
Net tangible book value per share as of June 30, 2004	0.64
Increase in net tangible book value per share attributable to existing stockholders	0.28

Net tangible book value per share after this offering		0.92

Dilution per share to new investors immediately after this offering		$1.79

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents our selected consolidated financial data for, and as of the end of, each of the periods indicated. The selected consolidated financial data for, and as of the end of, the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. The selected consolidated financial data for the quarters ended June 30, 2003 and 2004 has been derived from our unaudited financial statements included elsewhere in this prospectors, and reflects all adjustments, which include only recurring adjustments necessary to present fairly the Company's financial position for those periods. The financial data for 2001, 2002 and 2003 is derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated financial data are not necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002(5)	2003(5)	2003(5)	2004(5)
	(in thousands, except per share data)
Statement of Operations Data:
Total revenues	$27,807	$71,991	$13,748	$9,371	$32,192	$14,466	$11,299
Cost of goods sold	15,459	69,983 (3)	40,489 (2)	13,909 (1)	15,646	7,274	8,576 (7)

Gross profit (loss)	12,348	2,008	(26,741)	(4,538)	16,546	7,192	2,723

Operating expenses
Sales and marketing	10,523	19,945	12,413	8,695	7,479	3,854	3,836
Research and development	7,618	17,149	15,044	12,337	7,909	4,334	3,682
General and administrative	4,884	34,487 (4)	10,148	5,060	4,476	2,307	2,216
Restructuring costs	—	—	2,311	9,147	292	—	—
In-process research and development	2,600	800	1,160	562	—	—	—
Impairment of intangible assets	—	—	32,551	—	128	128	202
Amortization of intangible assets	52	7,623	8,085	1,304	1,809	918	772

Total operating expenses	25,677	80,004	81,712	37,105	22,093	11,541	10,708

Loss from operations	(13,329)	(77,996)	(108,453)	(41,643)	(5,547)	(4,349)	(7,985)
Impairment of certain equity investments	—	(3,100)	—	(592)	—	—	—
Interest and other income, net	1,595	6,998	4,127	610	30	93	(99)

Net loss	(11,734)	(74,098)	(104,326)	(41,625)	(5,517)	(4,256)	(8,084)
Dividend accretion on preferred stock	(235)	—	—	—	—	—	—

Net loss attributable to common stockholders	$(11,969)	$(74,098)	$(104,326)	$(41,625)	$(5,517)	$(4,256)	$(8,084)

Net loss per common share attributable to common stockholders, basic and diluted	$(1.12)	$(4.98)	$(6.39)	$(2.45)	$(0.28)	$(0.21)	$(0.40)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,729	14,866	16,326	16,957	19,996	19,848	20,346

	December 31,
						June 30,
					2003 (Restated)(6)
	1999	2000	2001	2002		2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,236	$102,614	$49,367	$25,571	$14,370	$8,756
Working capital	44,416	110,920	51,484	24,396	21,815	15,017
Total assets	65,356	205,588	78,992	39,729	42,771	24,732
Long-term debt	—	—	—	3,262	3,523	3,673
Total stockholders' equity	51,522	166,173	66,096	28,231	23,655	15,872

(1)
Includes reserves for excess and obsolete inventory of $7,125.
(2)
Includes reserves for excess and obsolete inventory of $34,237.
(3)
Includes provision for loss on purchase commitments and abandoned products of $27,223.
(4)
Includes provision for doubtful accounts of $22,546.
(5)
Includes effect of acquisition of VideoTele.com on November 7, 2002.
(6)
See Note 2 to our financial statements regarding the restatement.
(7)
Includes reserves for excess and obsolete inventory of $995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

Our Business

        We design, develop, and sell digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals across their networks. We refer to these systems as digital TV headends or video content processing systems. We also offer digital video processing systems that enable private enterprise and government entities to transport video signals across satellite, fiber, radio, or copper facilities for surveillance, distance learning, and TV production applications.

        We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

Our History

        Prior to November 2002, most of our sales were derived from our broadband transport and service management products. In 2000 and 2001, we acquired three companies (FreeGate Corporation, Xstreamis Limited and ActiveTelco, Inc.) and the assets from two other companies (OneWorld Systems, Inc. and ViaGate Technologies, Inc.) in order to expand our sales of broadband transport and service management products. However, the significant downturn in the world economy in general, and the telecommunications market in particular, beginning in late 2000 had a severe and sustained adverse effect on our business, financial condition and results of operations. Our sales of broadband transport and service management products decreased substantially beginning in 2001, which required us to take a number of restructuring efforts and incur significant impairment and other charges in order to realign our cost structure in light of the economic environment. For the period January 1, 2001 through December 31, 2002, we incurred an aggregate of $32.6 million in intangible asset impairment charges and $11.5 million in restructuring charges. In 2003, sales from our broadband transport and service management products stabilized, as we began to experience an improvement in sales of broadband transport and service management products to the hospitality industry.

        With our November 2002 acquisition of Tektronix's subsidiary VTC, we extended our product offerings to add video processing systems for digital TV headends and for the transmission of video signals over private and government networks. The acquisition of VTC resulted in significant changes in our business, including: (1) changes in our organizational structure and employee staffing; (2) relocation of our administrative offices, executive offices (as of January 2004) and a significant portion of our operations from Pleasanton, California to Lake Oswego, Oregon, the prior headquarters of VTC; (3) an expansion of our sales and marketing efforts to include VTC products; and (4) a reprioritization of our research and development efforts to focus on products that we acquired in our acquisition of VTC. With our acquisition of VTC, sales of video processing systems now represent a majority of our total revenues and will provide most of our growth opportunities in the foreseeable future.

        We earn revenue primarily by selling video content processing systems both directly and through resellers to telecommunications service providers. We also earn revenue by selling video transmission systems to TV broadcasters, government agencies and educational institutions, and by selling broadband transport and service management products directly and through distributors to the hospitality industry and to owners of private multi-tenant campus facilities.

        Prior to our acquisition of VTC, international sales represented 56.3% and 43.0% of our total sales in 2001 and 2002, respectively. Since our acquisition of VTC, international sales have represented a smaller percentage of our overall business relative to prior years, though international sales are still a material portion of our total sales. In 2003 and the six months ended June 30, 2004, international sales represented 18.4% and 19.0%, respectively of our total sales.

Material Trends and Uncertainties

        We pay close attention to and monitor various trends and uncertainties about our business. There is a growing demand by independent operating telephone companies to offer video services to their customer base. According to a report released by InStat/MDR in May 2004, the number of telco video subscribers worldwide will increase from 755,000 at the end of 2003 to over 14.0 million by the end of 2008. While this growing market presents opportunities to serve a larger customer base, we are also seeing the emergence of intense competition as more companies compete to sell digital TV headend products. We expect this market space will continue to become more competitive in the future. As we begin to target larger telco customers, we expect to compete with larger public companies, including Harmonic, Motorola and Tandberg Television. Our immediate competitors in the digital TV headend markets are primarily small private companies that are focused on a more narrow product line than ours and thereby may be able to devote substantially more targeted resources to developing, marketing and selling new products than we are able to. In addition, these companies may become targets for acquisition by larger companies, in which case we would face competitors with substantially greater name recognition, and technical, financial and marketing resources than we have. This increased competitive pressure may adversely affect the amount and timing of our revenue in future periods, thereby making it more difficult for us to accurately forecast our future revenue, and may also adversely affect our product and service margins.

        The emergence of new technologies to serve the digital TV headend market means that we must continue to invest in these new technologies to maintain our market position. Digital subscriber line, or DSL, technologies use sophisticated signal blending techniques to transmit data through copper wires. The limitations on the amount of data that can be transmitted in a fixed amount of time (such limitations are referred to as bandwidth) and the distance data may be transmitted using copper wire constrain both the number of video channels that may be delivered simultaneously and the number of customers that are reachable from a telco central office over a DSL network. Emerging advancements in video compression technology will soon enable high quality video streams to be transported at lower data transfer rates than currently deployed. These emerging compression advancements also introduce the possibility of delivering high-definition television over bandwidth constrained asymmetric DSL, or ADSL, lines for the first time. ADSL is a new technology that allows more data to be transmitted over existing copper telephone lines compared with standard DSL. Additionally, DSL advancements are emerging that expand the available bandwidth from the telco to the subscriber thereby supporting higher DSL data transfer rates over longer distances. As our products continue to incorporate these new technological advancements, we expect the demand for our products will increase because our products will enable more telcos to reach more of their customers with a greater number of video channels. However, because of the increasing competition in the markets in which we compete, regardless of our revenue and product and service margins in future periods, we will have to continue to devote significant resources to research and development in future periods in order to continue to offer our customers competitive products that incorporate these emerging technologies. As a consequence, we expect that our research and development expenses will increase throughout the remainder of 2004 relative to our spending in 2003.

        As we continue to capitalize on the growing number of telcos deploying video services in the United States and abroad, we will also have to continue to aggressively market our new and existing products and expand our marketing and sales efforts domestically and internationally. Nevertheless, our operations have been and will continue to be subject to pressure from weakness in the overall technology sector as well as the digital media industry. During the first two quarters of 2004, our sales cycle generally increased and customers delayed purchasing decisions. The deferral of customer orders reduced our expected revenue in the first two quarters of 2004 compared with prior periods and compared with what we had expected for those quarters. We believe the lengthening of the purchase decision by prospective customers is the result of several factors affecting the overall digital TV headend market. In discussions with our customers, certain of those customers have indicated to us that factors causing these delays include, but are not limited to, their anticipation of the introduction of advanced compression technologies later this year and early next year, customers' decisions to use more efficient data transmission technologies (decisions that some of our customers wish to make before they commit to purchasing headends) and customers' decisions about using emerging video signal encryption technologies (decisions that some of our customers wish to make before they commit to purchasing headends). Therefore, given the opportunities offered by the growing number of telcos deploying video services and the lengthening of the sales cycle, we expect to maintain our sales and marketing expenses at levels consistent with our future revenue expectations.

        We have been operating at a loss since inception and, based on expected revenues, we anticipate that we will continue to operate at a loss during the remainder of 2004. As we announced on September 20, 2004, we expect revenues for the third quarter of 2004 to be in the range of $6.2 to $6.5 million and revenue for the fourth quarter of 2004 to exceed $7.0 million. However, continued or increased deferral of orders by our potential customers may result in reduced revenues in future quarters and would adversely affect our results of operations.

Internal Controls and Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2004. This evaluation included various steps that our Chief Executive Officer and Chief Financial Officer undertook in an effort to ensure that our disclosure controls and procedures are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely discussions regarding required disclosure. This evaluation also included consideration of our internal controls and procedures for the preparation of our financial statements. As of June 30, 2004, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

        In January 2004 in connection with the completion of its audit of our financial statements for the year ended December 31, 2003, PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, advised management and the audit committee of the Board of Directors that it had identified deficiencies in our internal controls and processes relating to inventory management and reporting that it considers to be material weaknesses, as defined by Statement on Auditing Standards No. 60, "Communication of Internal Control Related Matters Noted in an Audit." The material weaknesses that PricewaterhouseCoopers LLP identified related to inventory controls and the accounts payable process for the Company's Videotele.com business, which the Company acquired in November 2002. Specifically:

  1.
  Our internal controls are inadequate to properly record our inventory quantities in an accurate and timely manner; and

  2.
  Our accounts payable process failed to adequately reconcile our accounts payable records with suppliers' records, considering what the suppliers had shipped to us prior to period end.

        While these material weaknesses had an immaterial effect on our reported results, they nevertheless constitute deficiencies in our disclosure controls. In light of these material weaknesses and the requirements enacted by the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the SEC, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2003, our disclosure controls and procedures needed improvement and were not effective. Despite those deficiencies in our disclosure controls, management believed that as of December 31, 2003 and at the time of filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended, there were no material inaccuracies, or omissions of material facts necessary to make the statements not misleading in light of the circumstances under which they were made.

        At the time of our acquisition of the Videotele.com business in November 2002, we had in place disclosure controls and procedures and processes for our existing business (i.e., our pre-November 2002 business) that our CEO and CFO at the time believed to be sufficient to record, process, summarize and report information required to be reported within the time periods specified by the SEC. Likewise, we had in place internal controls that our CEO and CFO believed at the time of the VTC acquisition to be sufficient to "provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

        Since December 31, 2002, we have continued to review our disclosure controls and procedures and internal controls periodically in connection with our Form 10-Q filings. Throughout 2003, our CEO and CFO have continued to believe that our disclosure controls and procedures and internal controls have allowed us to provide all material and necessary disclosure in a timely manner, as required by the Exchange Act and the applicable rules thereunder.

        In January 2004, during the audit of our financial statements for the fiscal year ended December 31, 2003, PricewaterhouseCoopers LLP discovered the material weaknesses noted above and brought these weaknesses to our attention. Based on discussions with PricewaterhouseCoopers LLP and the audit committee of our Board of Directors, we worked throughout our year-end 2003 accounting close and audit to identify the nature, scope and materiality of these weaknesses in our internal controls and their impact on our fiscal year 2003 financial statements and to determine the extent to which these internal control weaknesses might adversely affect our disclosure controls and procedures. Based on further detailed review of our internal controls as they relate to inventory and accounts payable during the fourth quarter of fiscal 2003, we determined that the accounts payable process had failed to record certain liabilities associated with VTC products that we purchased, principally from our contract manufacturer and certain other suppliers. We quantified this internal control weakness relating to accounts payable recordation by reconciling our records to that of our contract manufacturer and reviewing our liabilities with other vendors. We quantified the inventory process control weakness by taking complete physical inventories at each VTC inventory location and reconciling the results to our records. Upon completion of our analysis and testing, we identified an additional charge of approximately $34,000 to cost of goods sold related to the internal control weaknesses identified above. We recorded this charge prior to issuing our financial statements for the year ended December 31, 2003. In addition to our review of the financial statements for the fiscal year ended December 31, 2003, we re-confirmed that our accounts payable recordation and inventory controls were effective for the year ended December 31, 2002.

        During our review of these internal controls weaknesses, we identified the cause of these internal control weaknesses to be the result of prior VTC accounting staff turnover that occurred during the first quarter of 2003. During this quarter, key accounting staff of VTC left the company without sufficient time to transition all of the internal controls and institutional knowledge to our remaining finance and accounting staff.

        In addition to identifying the above two internal control weaknesses relating to inventory and the accounts payable process, we also tested our other internal controls to determine whether there were other such material weaknesses aside from the inventory and accounts payable weaknesses mentioned above that affected our financial statements for the fiscal year ended December 31, 2003. In particular, we tested our other internal controls by reviewing processes, analytical reviews and substantive testing that included other third-party confirmations and by reviewing activity subsequent to year-end 2003. Based on these tests, we did not identify any other material weaknesses in internal controls. Therefore, our CEO and CFO believed at the time of the original filing of the Form 10-K on February 2, 2004 that they had reasonable grounds to conclude that the weaknesses in internal controls related solely to those items mentioned above and resulted in an immaterial charge of approximately $34,000.

        Based on their review of our internal controls as described above, our CEO and CFO also assessed our disclosure controls and procedures for the fiscal year ended December 31, 2003. Our CEO and CFO believed at the time of the original filing of the Form 10-K that they had reasonable grounds to conclude that, other than the inventory and accounts payable weaknesses that PricewaterhouseCoopers LLP had identified, there were no other material weaknesses in our disclosure controls and procedures and that the information required to be reported in the Form 10-K was recorded, processed, summarized and reported within the time periods specified by the applicable Exchange Act rules.

        In order to ensure that we have eliminated the two weaknesses in our internal controls for purposes of future reporting, we have undertaken significant efforts to improve our processes and procedures as they relate to inventory reporting and accounts payable reconciliation. The audit committee is taking an active role in these efforts, including overseeing management's implementation of corrective measures. With respect to inventory management, since identifying those weaknesses in our internal controls, we have performed, and will continue to perform physical inventory counts at least at the end of each quarter. We have implemented improved inventory systems and accounting controls and have hired an additional full-time staff accountant to account for and control our inventory accounting, given our operations manager company-wide responsibility for inventory management, and have reiterated to key operations and accounting personnel the importance of proper inventory management and control. We will be expanding our inventory receiving process to include remote locations, as appropriate, and reconciling inventory to each customer order. Regarding accounts payable reconciliation, since identifying those weaknesses in our internal controls, we have confirmed, and will continue to confirm our key accounts payable balances with our vendors and have reconciled and will continue to reconcile the confirmations to our accounting records on a quarterly basis.

        Management believes that the controls and procedures identified above have and will address the conditions identified by PricewaterhouseCoopers LLP as material weaknesses. These changes have become permanent elements of our internal controls. We are now confident that we have and are in the process of implementing the proper level of controls to correct the material weaknesses. We plan to continue to monitor the effectiveness of our internal controls and procedures on an ongoing basis and will take further action as appropriate.

Definitions for Discussion of Results of Operations

        Our discussion of our results of operations focuses on the following items from our income statement: Total revenues consists of product sales, and license and royalty fees. Product revenue consists of sales of our video processing systems, which includes both digital TV headend and video transmission systems. Product revenue also consists of revenue from our broadband transport and service management products. License and royalty fees consist of non-refundable license fees and royalties received by us for products sold by our licensees. Since our acquisition of VTC, a large part of our quarterly revenue has been associated with the sale of digital TV headends. Furthermore, each individual headend sale has represented a significant portion of our revenue for each quarter. If we were to sell even one less system than our forecasted number of headend sales per quarter, our quarterly revenue would be materially impacted. As we did not enter into any new license or royalty agreements during 2001, 2002 or 2003 or for the first half of 2004, we expect that our license and royalty revenue will decrease in the foreseeable future. Cost of goods sold, or COGS, consists of costs related to raw materials, contract manufacturing, personnel, overhead, test and quality assurance for products, and the cost of licensed technology included in our products. Raw materials, contract manufacturing and licensed technology are the principal elements of COGS and vary directly with product sales. Sales and marketing expense consists primarily of selling and marketing personnel costs, including sales commissions, travel, trade shows, promotions and outside services. Research and development expense consists primarily of personnel and facilities costs, contract consultants, outside testing services, and equipment and supplies associated with enhancing existing products and developing new products. General and administrative expense consists primarily of personnel costs for administrative officers and support personnel, professional services and insurance expenses. Amortization of intangible assets consists primarily of expenses associated with the amortization of technology and patents related to prior years' acquisitions.

Restatement

        Subsequent to issuance of the December 31, 2003 consolidated financial statements, management determined that it should have reflected a liability of $10.0 million for the In re: Tut Systems Inc. Securities Litigation matter (see Note 9 to the consolidated financial statements) and $0.7 million for the Lefkowitz v. D'Auria matter (see Note 9 to the consolidated financial statements) as of December 31, 2003. In addition, the consolidated financial statements should have reflected a receivable from the Company's insurance carriers of $10.7 million. Consequently, the Company has restated its December 31, 2003 balance sheet to reflect these matters. These adjustments had no effect on the consolidated statements of operations, the consolidated statements of stockholders' equity or the consolidated statements of cash flows.

        The settlements were formally approved by the respective courts during the six months ended June 30, 2004. These amounts were paid by our insurance carriers during the six months ended June 30, 2004 and therefore, we removed the $10.7 million liability and receivable related to the settlements from the balance sheet as of June 30, 2004.

Results of Operations

Three and Six Months Ended June 30, 2003 and 2004

        The following table sets forth items from our statements of operations as a percentage of total revenues for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
Total revenues	100.0%	100.0%	100.0%	100.0%
Total cost of goods sold	51.1	67.3	50.3	75.9

Gross margin	48.9	32.7	49.7	24.1

Operating expenses:
Sales and marketing	24.5	37.7	26.6	34.0
Research and development	28.6	36.3	30.0	32.6
General and administrative	14.1	21.5	16.0	19.6
Impairment of intangibles	1.6	—	0.9	1.8
Amortization of intangibles	5.8	7.3	6.3	6.8

Total operating expenses	74.6	102.8	79.8	94.8

Loss from operations	(25.7)	(70.1)	(30.1)	(70.7)
Interest and other income, net	(0.1)	(0.9)	0.6	(0.9)

Net loss	(25.8)%	(71.0)%	(29.5)%	(71.6)%

        Total Revenues.    Our total revenues decreased to $5.1 million and $11.3 million for the three and six months ended June 30, 2004, respectively, when compared with total revenues of $7.9 million and $14.5 million for the same periods in 2003. For the three months ended June 30, 2004, our product revenue from video processing systems declined by 41.5% to $3.1 million from $5.3 million for the three months ended June 30, 2003. For the six months ended June 30, 2004, our product revenue from video processing systems decreased by $2.9 million, or 28.2%, to $7.4 million from $10.3 million for the same period in 2003. The decreases in video processing systems product revenue were due primarily to the adverse effect of several digital TV headend sales not closing during the period as expected. While we continue to believe that the market for digital TV headend sales is expanding, we are seeing an increase in a variety of factors that are causing many prospective customers to delay their purchase decisions, as discussed in more detail above on pages 22 and 23. Sales of broadband transport and service management products decreased from $2.5 million in the second quarter of 2003 to $2.0 million in the second quarter of 2004 and decreased from $4.2 million for the six months ended June 30, 2003 to $3.9 million for the six months ended June 30, 2004. The decrease in broadband transport and service management products revenue was primarily the result of customers choosing competing products that transmit data via wireless data transmission technologies instead of our products (which transmit data over telephone wires). Accordingly, we expect that revenue from our broadband transport and service management products will decline slightly for the remainder of 2004 relative to the first half of 2004. Included in sales of broadband transport and service management products were sales to one customer, Enterasys Networks Ltd. which accounted for 11% of our total revenue for the three months ended June 30, 2004. For the three months ended June 30, 2004, our license and royalty revenue decreased to $18,000 from $0.2 million for the three months ended June 30, 2003 and decreased to $35,000 for the six months ended June 30, 2004 from $0.4 million for the six months ended June 30, 2003. Since we have not entered into any new license or royalty agreements since 2000, we expect that our license and royalty revenue will decline to zero by the end of 2004 and thereafter remain at zero. Therefore, in light of these trends in our broadband transport and service management products revenue and in our license and royalty revenue, we expect that revenue from our video processing systems will continue to constitute a significant and growing percentage of our business. We also expect that revenue from our video processing systems will increase in absolute terms for the remainder of 2004. Our increase in revenue guidance on September 28, 2004 was attributed solely to revenue from our video processing systems.

        Cost of Goods Sold.    For the three months ended June 30, 2004, our cost of goods sold decreased by $0.6 million to $3.4 million from $4.0 million for the three months ended June 30, 2003. The decrease in cost of goods sold was due to a $0.9 million decrease in material costs relating to lower sales volume, partially offset by an increase in labor costs of $0.2 million and an increase in overhead costs of $0.1 million. Cost of goods sold increased by $1.3 million to $8.6 million during the six months ended June 30, 2004 from $7.3 million for the six months ended June 30, 2003. This increase in costs of goods sold includes an increase of $1.0 million in inventory reserves recorded during the first quarter of 2004. The remaining increase in costs of goods sold of $0.3 million includes an increase in labor costs of $0.3 million and an increase in overhead costs of $0.5 million, partially offset by a decrease in material costs of $0.5 million.

        Sales and Marketing.    For the three and six months ended June 30, 2004 and 2003, our sales and marketing expenses remained consistent at $1.9 million and $3.8 million, respectively.

        Research and Development.    For the three months ended June 30, 2004, our research and development expense decreased by 17.3% to $1.9 million from $2.2 million for the three months ended June 30, 2003. The $0.3 million decrease in our research and development expense for the second quarter of 2004 when compared with the same period in 2003 was due to a decrease of $0.3 million in personnel related costs. We expect that our research and development expenses will increase throughout the remainder of 2004. Research and development expense decreased by $0.6 million to $3.7 million for the six months ended June 30, 2004 from $4.3 million for the six months ended June 30, 2003. The $0.6 million decrease was due to a decrease of $0.6 million in personnel related costs. Our capital expenditures for research and development were $0.1 million and $19,000 for the three months ended June 30, 2003 and 2004, respectively, and $0.1 million and $0.3 million for the six months ended June 30, 2003 and 2004, respectively. We expect capital expenditures for research and development to decrease in 2004.

        General and Administrative.    For the three months ended June 30, 2004 and 2003, our general and administrative expense remained consistent at $1.1 million. For the six months ended June 30, 2004, general and administrative expense decreased to $2.2 million from $2.3 million for the six months ended June 30, 2003. The $0.1 million decrease was due to a $0.2 million decrease in personnel related costs and a $0.2 million decrease in insurance costs offset by a $0.3 million increase in outside services.

        Impairment of Intangible Assets.    During the first quarter of 2004, we determined that certain of the technology acquired as part of the purchase of the ViaGate Technology assets had become impaired. As a result, we recorded an impairment charge of $0.2 million to write off the book value of the intangible assets associated with this technology. During the second quarter of 2003, we recognized a loss of $0.1 million for the impairment of certain technology acquired as part of the acquisition of the assets of ViaGate.

        Amortization of Intangible Assets.    Amortization of intangible assets is comprised of intangibles related to the acquisitions of Xstreamis Limited in 2000, and VTC in 2002. The remaining intangible assets subject to amortization from these acquisitions consist primarily of completed technology and patents. For the three months ended June 30, 2004, amortization of intangible assets decreased by 18.1% to $0.4 million from $0.5 million for the three months ended June 30, 2003. Amortization of intangible assets decreased by 15.9% to $0.8 million for the six months ended June 30, 2004 from $0.9 million for the six months ended June 30, 2003.

        Interest and Other Income, Net.    Interest and other income, net consists primarily of interest income and expense and foreign currency exchange gains and losses. For the six months ended June 30, 2004, our interest and other income, decreased to a net expense of $0.1 million from a net interest and other income of $0.1 million for the six months ended June 30, 2003. The decrease in the six months ended June 30, 2004 of $0.2 million compared with the six months ended June 30, 2003 was primarily the result of lower interest rates on lower average cash balances and increased interest expense associated with the $3.2 million note issued in connection with our purchase of VTC in November 2002.

Years Ended December 31, 2001, 2002 and 2003.

        Our acquisition of VTC has had a significant impact on every aspect of our financial statements since November 2002. This impact is reflected in the following discussion of our operating results for fiscal year 2003 relative to 2002 and years prior to 2002. This should be considered when evaluating our period-to-period comparisons of 2003 relative to years prior to 2003.

        The following table sets forth items from our statements of operations as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Total revenues	100.0%	100.0%	100.0%
Cost of goods sold	294.5	148.4	48.6

Gross profit (loss)	(194.5)	(48.4)	51.4

Operating expenses:
Sales and marketing	90.3	92.8	23.2
Research and development	109.4	131.7	24.6
General and administrative	73.8	54.0	13.9
Restructuring costs	16.8	97.6	0.9
In-process research and development	8.4	6.0	—
Impairment of intangible assets	236.8	—	0.4
Amortization of intangible assets	58.8	13.9	5.6

Total operating expenses	594.4	396.0	68.6

Loss from operations	(788.9)	(444.4)	(17.2)
Impairment of certain equity investments	—	(6.3)	—
Interest and other income, net	30.1	6.5	0.1

Net loss	(758.8)%	(444.2)%	(17.1)%

        Total Revenues.    For the year ended December 31, 2003, our total revenues increased by 243.5% to $32.2 million from $9.4 million for the year ended December 31, 2002. During this same period, our product revenue increased by 266.7% to $31.5 million from $8.6 million for the year ended December 31, 2002. This $22.9 million increase in product revenue was due solely to the sale of our video processing systems. Fiscal year 2003 was the first full year that included revenue from our VTC acquisition in November 2002. During 2003, we experienced a growing demand for our video processing systems from independent operating telephone companies as they in turn experienced increasing demand for video services in the markets they serve. Product revenue from the sale of our broadband transport and service management products changed by less than 0.5% from 2002 to 2003. We operate in a single business segment across two related markets. We measure our product revenue by our two product lines only and therefore are unable to further quantify the impact of individual products on our revenue. For the year ended December 31, 2003, our license and royalty revenue decreased by 9.0% to $0.7 million from $0.8 million for the year ended December 31, 2002.

        For the year ended December 31, 2002, our product revenue decreased by 33.3% to $8.6 million from $12.9 million for the year ended December 31, 2001. This year-over-year decrease of $4.3 million in product revenue was primarily due to decreased sales of our broadband transport and service management products of $5.4 million, partially offset by sales of our video processing systems of $1.1 million. For the year ended December 31, 2002, our license and royalty revenue decreased by 10.5% to $0.8 million from $0.9 million for the year ended December 31, 2001.

        Cost of Goods Sold.    For the year ended December 31, 2003, our cost of goods sold increased by 12.5% to $15.6 million from $13.9 million for the year ended December 31, 2002. Cost of goods sold increased by $1.7 million between 2002 and 2003, primarily due to costs associated with increased product sales, particularly from sales related to video processing systems of $11.3 million, partially offset by the effects of changes in our reserves for excess and obsolete inventories of $8.6 million and decreases in costs associated with sales of our broadband transport and service management products of $1.0 million. In 2003, we reduced our reserves for excess and obsolete inventories by $1.5 million because we were able to sell certain products for which we had originally set aside reserves in prior years. These reserves were primarily related to the costs of raw materials and finished goods in excess of what we reasonably expected to sell in the foreseeable future based on the continued decline in the telecommunications market and current economic conditions. These changes in reserves are reflected in cost of goods sold. Our gross profit improved in 2003 compared to 2002 due to the increased sales volume relating to VTC products resulting in a gross margin increase of $11.5 million, reduction in cost of goods sold for our broadband transport and service management products of $1.0 million and the effect of changes in our reserves of $8.6 million.

        For the year ended December 31, 2002, our cost of goods sold decreased by 65.6% to $13.9 million from $40.5 million for the year ended December 31, 2001. This $26.6 million decrease in cost of goods sold between 2002 and 2001 was primarily due to a smaller provision for excess and obsolete inventory in 2002 of $7.1 million compared with a provision of $34.2 million in 2001, and decreased cost of sales of our broadband transport and service management products of $0.8 million partially offset by increased cost of goods sold of $1.3 million for our video processing systems. The large provision for reserves in 2001 was a result of industry-wide developments during 2000 and 2001 that included the write down of significant amounts of inventory by our competitors, the proliferation of lower-priced competitive products resold as a result of competitors' bankruptcies and write-offs, a protracted slowdown in the broader telecommunications market and the indefinite postponement of capital expenditures by our customers.

        Sales and Marketing.    For the year ended December 31, 2003, our sales and marketing expenses decreased by 14.0% to $7.5 million from $8.7 million for the year ended December 31, 2002. The decrease of $1.2 million in sales and marketing expense in 2003 when compared with 2002 was due to a year-over-year decrease of $0.4 million of personnel related costs a $0.3 million decrease in depreciation expense and a $0.5 million decrease in facilities and infrastructure expenses.

        For the year ended December 31, 2002, sales and marketing expense decreased by 30.0% to $8.7 million from $12.4 million for the year ended December 31, 2001. The decrease of $3.7 million in sales and marketing expense in 2002 compared with 2001 included a decrease in travel expenses of $0.5 million, a decrease of $2.0 million in personnel related costs, and a $0.4 million decrease in outside services expenses. These cost reductions were made to reduce our expenses in response to our declining revenues. Also contributing to the year-over-year decrease was a $0.4 million reduction in commission expenses resulting from lower revenue in 2002 when compared with 2001.

        Research and Development.    For the year ended December 31, 2003, our research and development expense decreased by 35.9% to $7.9 million from $12.3 million for the year ended December 31, 2002. The $4.4 million decrease in our research and development expense for 2003 when compared with 2002 was primarily due to a year-over-year decrease of $1.8 million in personnel related costs, a $1.2 million decrease in project materials costs and a $1.3 million decrease in facilities and infrastructure expenses. We continued to reduce research and development expenses in 2003 to bring them into better alignment with our current revenues. Our capital expenditures for research and development were $0.3 million in 2002 and $1.1 million in 2003.

        For the year ended December 31, 2002, our research and development expense decreased by 18.0% to $12.3 million from $15.0 million for the year ended December 31, 2001. The decrease of $2.7 million in our research and development expense in 2002 when compared with 2001 was primarily due to workforce reductions related to our restructuring efforts, which resulted in a year-over-year decrease of $2.1 million in our personnel related costs, a $0.8 million decrease in consulting expenses, $0.3 million reduction in facilities expenses and a $0.1 million decrease in travel-related expenses. The decrease in 2002 relative to 2001 was also due to the $0.5 million year-over-year decrease in non-cash compensation expense, which consisted of amortization of deferred compensation and notes receivable forgiveness in 2002. These decreases in 2002 research and development expense relative to 2001 were partially offset by a $0.8 million increase in project materials expenses in 2002 relative to 2001.

        General and Administrative.    For the year ended December 31, 2003, our general and administrative expense decreased by 11.5% to $4.5 million from $5.1 million for the year ended December 31, 2002. The $0.6 million decrease in our general and administrative expense for 2003 when compared with 2002 included decreases of $0.4 million in personnel expenses, $0.6 million in depreciation expense, $0.7 million in professional services expenses, and $0.6 million in insurance. Partially offsetting these year-over-year expense reductions was the benefit of a $2.3 million bad debt recovery in 2002 that was not repeated in 2003. We recorded as an expense $10.7 million relating to our pending settlement of certain litigation matters. We also recorded an equal and offsetting gain to reflect the fact that, as of December 31, 2003, our insurance carriers had agreed to pay the settlement amounts.

        For the year ended December 31, 2002, our general and administrative expense decreased by 50.1% to $5.1 million from $10.1 million for the year ended December 31, 2001. The $5.0 million decrease in our general and administrative expense for 2002 when compared with 2001 was primarily due to workforce reductions related to our restructuring efforts, which resulted in a year-over-year decrease of $1.3 million in personnel-related costs. The decrease in year-over-year expenses was also due to $1.3 million in professional expenses, $0.9 million in bad debt expense, $0.5 million in bad debt recovery and $0.5 million in depreciation expense.

        Restructuring Costs.    We incurred restructuring costs of $0.3 million for the year ended December 31, 2003, $9.1 million for the year ended December 31, 2002 and $2.3 million for the year ended December 31, 2001.

        In August 2003, we implemented a restructuring program that included a workforce reduction and relocation. This restructuring program resulted in restructuring costs of $0.3 million in the third quarter of 2003. The restructuring costs consisted of $0.2 million in workforce reduction charges related primarily to severance and fringe benefits and $0.1 million in relocation expenses. As a result of this 2003 restructuring, we reduced our workforce by approximately 11.0%.

        In August 2002, we implemented a restructuring program that included a workforce reduction, closure of our New Jersey research and development facility, and disposal of certain of our fixed assets. As a result of this restructuring program, we recorded restructuring costs of $0.9 million in the third quarter of 2002. These restructuring costs consisted of $0.5 million in workforce reduction charges relating primarily to severance and fringe benefits and $0.4 million relating to closure of the New

Jersey facility. In November 2002, we undertook further restructuring efforts that included an additional workforce reduction, the termination of our Pleasanton, California facility lease and disposal of certain fixed assets. As a result of these November 2002 efforts, we recorded restructuring costs of $8.3 million, comprising severance and employee outplacement expenses of approximately $0.6 million, $2.4 million to terminate our Pleasanton, California lease early, $2.3 million for abandonment of leasehold improvements, $2.4 million for abandonment of fixed assets and $0.5 million to terminate various equipment leases. In aggregate, we reduced our workforce by approximately 53.0% in fiscal 2002.

        In April 2001, we implemented a restructuring program that included a 28.0% reduction in our workforce, closure of excess facilities, and the disposition of certain fixed assets. As a result of this restructuring program, we recorded restructuring costs of $2.1 million in the second quarter of 2001. These restructuring costs were comprised of $1.2 million in workforce reduction charges relating primarily to severance and related benefits, $0.8 million relating to closure of excess facilities and $0.1 million in other fixed assets retired as a result of the workforce reductions. In October 2001, we further reduced our workforce by an additional 11.0%, which resulted in restructuring costs of $0.2 million during the fourth quarter of 2001, for severance and related benefits payments.

        In-Process Research and Development.    During the year ended December 31, 2003 we did not incur any expenses related to in-process research and development. Amounts expensed as in-process research and development were $0.6 million in 2002 and $1.2 million in 2001.

        For the year ended December 31, 2002, our in-process research and development expense of $0.6 million was solely related to in-process research and development purchased from VTC in November 2002. We expensed the purchased in-process technology upon acquisition because technological feasibility of the technology had not been established and there were no future alternative uses for the technology. We estimated the in-process technology percentage of completion to be 20%, 40% and 50% for the Astria, M2 and software product lines, respectively. We determined the value of this in-process technology by estimating the cost to develop the purchased in-process technology into a commercially viable product, estimating the net cash flows from the sale of the product after the completion of the in-process technology and discounting the net cash flows back to their present value using a risk-weighted discount rate of 30%. Research and development costs to bring in-process technology from VTC to technological feasibility were completed in 2003.

        For the year ended December 31, 2001, the in-process research and development expense of $1.2 million was solely related to in-process research and development purchased from ActiveTelco during the first quarter of 2001. We expensed the purchased in-process technology upon acquisition because technological feasibility of the technology had not been established and there were no future alternative uses for the technology. We estimated the in-process technology percentage of completion to be 75%. We determined the value of this in-process technology by estimating the cost to develop the purchased in-process technology into a commercially viable product, estimating the net cash flows from the sale of the product after the completion of the in-process technology and discounting the net cash flows back to their present value using a risk-weighted discount rate of 30%. Research and development costs to bring in-process technology from ActiveTelco to technological feasibility did not have a material impact on our results of operations or cash flows.

        Impairment of Intangible Assets.    During the second quarter of 2003, we determined that certain of the technology acquired as part of the purchase of the ViaGate assets had become impaired. As a result, we recorded an impairment charge of $0.1 million to write off the book value of the intangible assets associated with this technology. There was no such impairment for the year ended December 31, 2002.

        During the year ended December 31, 2001, we recorded $32.6 million in impairment of intangible assets. Of this $32.6 million, we recorded a $2.7 million impairment charge in the first quarter of 2001 to write off the completed technology and patents of FreeGate. This resulted from our decision not to pursue further incorporation of the related OneGate product and other intellectual property acquired from FreeGate into the design of future products. In addition, we recorded a $29.9 million impairment charge in the third quarter of 2001 to write off all of the remaining goodwill and assembled workforce and reduce the book value of our completed technology and patents. We determined the amount of the charge based on estimated discounted future cash flows using a discount rate of 20%. We used our best estimates to make assumptions about future cash flows (including the discount rate) and considered a number of underlying factors that contributed to the decline in expected future cash flows, including a continued slowdown in the telecommunications market, and the indefinite postponement of capital expenditures, particularly within the hospitality industry.

        Amortization of Intangible Assets.    Amortization of intangible assets is comprised of intangibles related to the acquisitions of Vintel in 1999, FreeGate, OneWorld assets and Xstreamis in 2000, ActiveTelco and ViaGate assets in 2001, and VTC in 2002. The remaining intangible assets subject to amortization from these acquisitions consist primarily of completed technology and patents. For the year ended December 31, 2003, amortization of intangible assets increased by 38.5% to $1.8 million from $1.3 million for the year ended December 31, 2002. The $0.5 million increase in 2003 when compared with 2002 was primarily the result of a full year of the additional amortization associated with the intangible assets arising from our VTC acquisition in November 2002.

        For the year ended December 31, 2002, amortization of intangible assets decreased by 83.9% to $1.3 million from $8.1 million for the year ended December 31, 2001. The decrease of $6.8 million in 2002 when compared with 2001 was a result of our recording of an impairment of intangible assets totaling $32.6 million in 2001 that relates to our acquisitions in 1999 and 2000. As of December 31, 2003, intangible assets totaling $3.5 million that relate to our acquisitions in 2000 and 2002, remain to be amortized.

        Impairment of Certain Equity Investments.    Impairment of certain equity investments consisted of the recognition of expense related to the write-off of $0.6 million invested in one privately-held company during the year ended December 31, 2002. The value of our investment was impaired due to uncertainty associated with the on-going viability of this business in the current network infrastructure industry. There was no such impairment of our equity investments for the year ended December 31, 2003.

        Interest and Other Income, Net.    Interest and other income, net consists primarily of interest income and expense and foreign currency exchange gains and losses. For the year ended December 31, 2003, our interest and other income, net decreased to $0.0 million from $0.6 million for the year ended December 31, 2002. The decrease in 2003 of $0.6 million compared with 2002 was primarily the result of lower interest rates on lower average cash balances and increased interest expense associated with the $3.2 million note issued in connection with our purchase of VTC in November 2002.

        For the year ended December 31, 2002, our interest and other income, net decreased by 85.2% to $0.6 million from $4.1 million for the year ended December 31, 2001. The decrease of $3.5 million in 2002 compared with 2001 was primarily the result of lower interest rates on lower average cash balances.

Liquidity and Capital Resources

        Cash and cash equivalents totaled $8.8 million at June 30, 2004, compared with cash and cash equivalents of $14.4 million at December 31, 2003, reflecting a net reduction in cash and cash equivalents of $5.6 million.

        Cash used in operating activities was $5.2 million for the six months ended June 30, 2004, compared with $9.4 million for the six months ended June 30, 2003. The reduced cash used in operating activities was primarily due to a decrease in accounts receivable due to lower revenue in the second quarter of 2004 and an increase in accounts payable and accrued liabilities due to an increase in end of quarter inventory purchases. We recorded a provision for excess and obsolete inventory within cost of goods sold totaling $1.0 million in the six months ended June 30, 2004.

        Additions to property and equipment were $0.8 million in the six months ended June 30, 2004, compared with $0.5 million in the six months ended June 30, 2003, primarily reflecting an increased investment in research and development assets. In total we expect capital expenditures for 2004 to be comparable to 2003. We expect these capital expenditures to be funded from operations.

        Cash from financing activities were $0.3 million in the six months ended June 30, 2004, compared with $11,000 for the six months ended June 30, 2003 from increased exercises of stock options.

        The following table sets forth our contractual obligations as of December 31, 2003:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$3,523	$—	$—	$3,523	$—
Operating Lease Commitments	1,221	955	266	—	—
Purchase Obligations	1,009	1,009	—	—	—
Other Long-Term Liabilities	44	—	44	—	—

Total	$5,797	$1,964	$310	$3,523	$—

        The following table sets forth our contractual obligations as of June 30, 2004:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$3,673	$—	$—	$3,673	$—
Operating Lease Commitments	701	701	—	—	—
Purchase Obligations	447	447	—	—	—
Other Long-Term Liabilities	18	—	18	—	—

Total	$4,839	$1,148	$18	$3,673	$—

        During the fiscal periods covered by the financial statements in this prospectus, our capital expenditures have been primarily for equipment and software. Our sources of cash have been the proceeds of our initial public offering in 1998, our follow-on public offering in 2000, and the exercise from time to time of stock options by our employees and other service providers.

        In November 2002 we acquired VTC from Tektronix in exchange for shares of our common stock and a note payable by us to Tektronix. The principal amount of the note is $3.2 million, with repayment of the note due in sixty months, or by November 2007. The interest rate on this note is 8% and is compounded annually. Through January 31, 2006, the accrued interest is added to the principal balance of the note. Thereafter, we will pay accrued interest on this note commencing on January 31, 2006 and on each April 30, July 31 and October 31 thereafter until the principal balance is paid in full. Principal and accrued interest on the note payable is $3.7 million at June 30, 2004. Accrued interest in the six months ended June 30, 2004 was $0.1 million.

        In connection with the settlements of certain legal matters in December 2003, we recorded a liability and a receivable, each in the amount of $10.7 million, in our December 31, 2003 balance sheet. The settlements were formally approved by the respective courts during the six months ended June 30, 2004. These amounts were paid by our insurance carriers during the six months ended June 30, 2004 and therefore, we removed the $10.7 million liability and receivable related to the settlements from the balance sheet as of June 30, 2004.

        We have incurred substantial losses and negative cash flows from operations since inception. For the six months ended June 30, 2004, we incurred a net loss of $8.1 million, negative cash flows from operating activities of $5.2 million and have an accumulated deficit of $290.1 million. Since June 30, 2004, we have continued to incur operating losses and our cash and cash equivalents, on September 23, 2004 were approximately $6.5 million.

        We have seen a recent increase in orders for our products and therefore believe, to the extent that such demand continues, that our negative cash flows from operating activities will decrease to some extent over the next several fiscal quarters. To provide additional assurance of liquidity we entered into a revolving asset based credit facility, or credit facility, with Silicon Valley Bank, or the bank, on September 23, 2004. Borrowings under the credit facility are formula based and limited to the lesser of $7.0 million or an amount based on a percentage of eligible accounts receivable and eligible inventories. We currently anticipate being able to borrow approximately $1.3 million based on current eligible accounts receivable and eligible inventory levels. The annual interest rate on amounts borrowed will be equal to the bank's base rate, or prime rate, currently at 4.5% plus 0.5%. The rate may increase by 1.0% if the Company does not meet certain financial covenants. The credit facility is secured by all of our assets, and contains various covenants.

        While we anticipate, based on discussions with the bank, that we will be able to borrow money under the line of credit, the bank enjoys discretion with respect to whether it will make loans to us under the line of credit and there is therefore no guarantee that the bank will necessarily make any advances to us. Furthermore, under the terms of the credit facility the bank will be able to declare an event of default and accelerate our duty to repay any borrowings based on a wide array of circumstances. These circumstances include, among others, a material adverse change in our business, operations or condition (financial or otherwise).

        If we are unable to borrow under the credit facility, or if the recent increase in orders for our products does not continue and our current expectations concerning future revenues therefore do not turn out to be accurate, we might be required to take measures to reduce our operating expenses and we might require additional sources of funds in order to continue operations over the next twelve months. We cannot be assured that such funding would be available on commercially reasonable terms or at all. Assuming consummation of the offering, we believe that our cash and cash equivalents would be sufficient to fund our operating activities and capital expenditure needs for the next twelve months.

        Off balance sheet arrangements.    We do not have any off balance sheet arrangements.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We have identified the policies below as critical to our business operations and the understanding of our results of operations.

        Revenue recognition.    We generate revenue primarily from the sale of hardware products, including third-party products, through professional services, and through the sale of our software products. We sell products through direct sales channels and through distributors. Generally, product revenue is generated from the sale of video processing systems and components and the sale of broadband transport and service management products. Turnkey solution revenue is principally generated by the sale of complete end-to-end video processing systems that are designed, developed and produced according to a buyer's specifications.

        Product revenue is generated primarily from the sale of complete end-to-end video processing systems generally referred to as turnkey solutions. Turnkey solutions are multi-element arrangements, which consist of hardware products, software products, professional services and post contract support. Sales of turnkey solutions are classified as product revenue in the statement of operations.

        Product revenue is also generated from the sale of video processing component products and the sale of broadband transport and service management products. We sell these products through our own direct sales channels and also through distributors.

        Our revenue recognition policies for turnkey solutions are in accordance with SOP 97-2, Software Revenue Recognition, as amended, which is the authoritative guidance for recognizing revenue on software transactions and transactions in which software is more than incidental to the arrangement. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as hardware, software products, maintenance services, installation, training or other elements. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. If such evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered, subject to certain limited exceptions set forth in SOP 97-2, as amended. SOP 97-2 was amended in February 1998 by SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2 and was amended again in December 1998 by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Those amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement.

        In the case of software arrangements that require significant production, modification or customization of software, which encompasses all of our turnkey arrangements, SOP 97-2 refers to the guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We recognize revenue for all turnkey arrangements in accordance with SOP 97-2 and SOP 81-1. Excluding the PCS element of the multi-element arrangement, for which we have established vendor specific objective evidence of fair value (as defined by SOP 97-2), revenue from turnkey solutions is generally recognized using the percentage-of-completion method, as stipulated by SOP 81-1. The percentage-of-completion method reflects the portion of the anticipated contract revenue that has been earned that is equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. Revenue from the PCS element of the arrangement is deferred at the point of sale and recognized over the term of the PCS period. Generally, the terms of the turnkey solution sales provide for billing of approximately 90% of the contract value prior to the time of delivery to the customer site, with an additional approximately 9% of the contract value billed upon substantial completion of the project and the balance upon customer acceptance. The contractual arrangements relative to turnkey solutions include customer acceptance provisions. However, such provisions are generally considered to be incidental to the arrangement in its entirety because customers are fully obligated with respect to approximately 99% of the contract value irrespective of whether acceptance occurs or not.

        For direct sales of video processing systems component products not included as part of turnkey solutions and the direct sale of broadband transport and service management products, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured.

        Significant management judgments and estimates must be made in connection with the measurement of revenue in a given period. We follow specific and detailed guidelines for determining the timing of revenue recognition. At the time of the transaction, we assess a number of factors, including specific contract and purchase order terms, completion and timing of delivery to the common-carrier, past transaction history with the customer, the creditworthiness of the customer, evidence of sell-through to the end user, and current payment terms. Based on the results of the assessment, we may recognize revenue when the products are shipped or defer recognition of revenue until evidence of sell-through occurs and cash is received. In order to recognize revenue, we must also make a judgment regarding collectibility of the arrangement fee. Management's judgment of collectibility is applied on a customer-by-customer basis pursuant to our credit review policy. We sell to customers for which there is a history of successful collection and to new customers for which such history may not exist. New customers are subject to a credit review process, which evaluates the customers' financial position and ability to pay. New customers are typically assigned a credit limit based on a review of their financial position. Such credit limits are only increased after a successful collection history with the customer has been established. If it is determined from the outset of an arrangement that collectibility is not probable based upon our credit review process, no credit is extended and revenue is recognized on a cash-collected basis after shipment has occurred or the revenue has been earned under the percentage-of-completion method.

        We also maintain accruals and allowances for all cooperative marketing and other programs, as necessary. Estimated sales returns and warranty costs are based on historical experience and are recorded at the time revenue is recognized, as necessary. Our products generally carry a one year warranty from the date of purchase. To date, warranty costs have been insignificant to the overall financial statements taken as a whole.

        License and royalty revenue consists of nonrefundable up-front license fees, some of which may offset initial royalty payments, and royalties received by us for products sold by our licensees. Currently, the majority of our license and royalty revenue is comprised of non-refundable license fees paid in advance. Such revenue is recognized ratably over the period during which post-contract customer support is expected to be provided or upon delivery and transfer of agreed upon technical specifications in contracts where essentially no further support obligations exist. Future license and royalty revenue is expected to consist primarily of royalties received by us for products sold by our licensees. We expect that such license and royalty revenue will not constitute a substantial portion of our revenue in future periods.

        Inventories.    Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We record provisions to write down our inventory and related purchase commitments for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about the future demand and market conditions. If actual future demand or market conditions are less favorable than we estimate, additional inventory provisions may be required.

        Allowance for doubtful accounts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. These estimated allowances are periodically reviewed, analyzing the customers' payment history and information regarding the customers' creditworthiness known to us. If the financial condition of any of our customers were to deteriorate, resulting in their inability to make payments, an additional allowance would be required.

        Accounting for long-lived assets.    We are required to periodically assess the impairment of long-lived assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant decline in the stock price for a sustained period, and our market capitalization relative to net book value.

        When our management determines that the carrying value may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment measured is based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model.

        During 2001, we determined that certain intangible long-lived assets were impaired and recorded a loss of $32.5 million accordingly under SFAS No. 121. No such impairment was recorded in 2002. During 2003 and the first quarter of 2004, we determined that certain intangible long-lived assets were impaired and recorded a loss of $0.1 million and $0.2 million, respectively under SFAS No. 144. Future events could cause us to conclude that impairment indicators once again exist. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Legal contingencies.    We are currently involved in certain legal proceedings as discussed in our consolidated financial statements. Because of uncertainties related to the potential amount and range of loss from the pending litigation, management is unable to make a reasonable estimate of the liability that could result if there is an unfavorable outcome in these legal proceedings. We recorded a liability for the In re Tut Systems, Inc. Securities Litigation and the Lefkowitz matters, as well as an equal and corresponding receivable (which we subsequently removed from the balance sheet as of June 30, 2004). We have not recorded a liability for the Whalen matter as a consequence of several uncertainties. As additional information becomes available, we will assess the potential liability related to these pending litigation matters and may revise our estimates accordingly. Revisions of our estimates of such potential liability could materially impact our results of operations, financial condition or cashflows.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets, but not those acquired in a business combination, should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We adopted the provisions of FAS 142 on January 1, 2002.

        In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," where a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this Statement did not have a material impact on our results of operations, financial position or cash flows.

        In November 2002, EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applies to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our results of operations, financial position or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The annual disclosure requirements of SFAS No. 148 have been implemented in the Company's financial statements. The adoption of this Statement did not have a material impact on our results of operations, financial position or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements," and subsequently revised in December 2003 with the issuance of FIN 46-R. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of this Interpretation is required in financial statements for periods ending after March 15, 2004. We do not believe that the adoption of this Interpretation will have a material impact on our results of operations, financial position or cash flows.

        In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after September 30, 2003, and for hedging relationships designated after September 30, 2003. The adoption of this Statement did not have a material impact on our results of operations, financial position or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. On November 7, 2003, FASB issued FASB Staff Position No. FAS 150-3 (FSP 150-3), "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable

Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FSP 150-3 deferred certain aspects of FAS 150. The adoption of FAS 150 and FAS 150-3 did not have a material impact on our results of operations, financial position or cash flows.

        On December 17, 2003, the Staff of the SEC issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not materially affect our revenue recognition policies, nor our results of operations, financial position or cash flows.

BUSINESS

Overview

        We design, develop, and sell digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals over their networks. We also offer digital video processing systems that enable private enterprise and government entities to transport video signals over satellite, fiber, radio, or copper networks for surveillance, distance learning, and TV production applications. We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

        Historically, we derived most of our sales from our broadband transport and service management products. In November 2002, we acquired VideoTele.com or VTC, from Tektronix, Inc. to extend our product offerings to include digital video processing systems. As a result, our revenue increased from $9.4 million in 2002 to $32.2 million in 2003. Video-based products now represent a majority of our sales and will provide most of our growth opportunities for the foreseeable future. Our net loss in 2003 was $5.5 million compared with a net loss of $41.6 million in 2002.

Industry Background and Dynamics

Growing Demand for Bundled Voice, Data, and Video Services

        Historically, traditional telephone companies have been the sole providers of voice services to the residential market in the United States. Over the past several years, cable television operators, with competition from satellite television providers beginning in the 1990s, have become the primary providers of multi-channel broadcast TV services. More recently, traditional telephone companies and cable operators have become direct competitors for the growing market for high-speed Internet access. In addition, many large cable system operators have begun to offer local and long distance telephone service to their customers as part of a bundle of services, including voice, data, and video over the same network on the same bill. Thus, telcos are now at risk of losing traditional voice lines to both cable operators offering bundled services and to wireless telephone vendors that compete on mobility and price.

        As a result of these competitive threats, large telcos are beginning to use their existing digital subscriber line or DSL, and fiber-to-the-home infrastructures to offer broadcast TV services and better compete for the end customer with a bundled offering of voice, data, and video services. DSL technologies use sophisticated signal blending techniques to deliver data through copper wires. Fiber-to-the-home refers to optical fiber that is installed from a telephone switch directly to a subscriber's home. In the meantime, many small independent operating telephone companies, or IOCs, and international carriers are already installing or planning to install digital video headends to offer broadcast TV service over their DSL and fiber infrastructures. According to a report released by InStat/MDR in May 2004, the number of telco video subscribers worldwide will increase from 755,000 at the end of 2003 to over 14.0 million by the end of 2008.

Technical Challenges for Delivering Broadcast Quality Video over Telco Networks

        To deliver broadcast quality video, a non-satellite-based service provider must install a digital TV headend to receive both national and local broadcast TV signals and to properly process these signals for delivery over fiber, cable, or copper-based DSL infrastructures. The limitations on the amount of data that telco DSL facilities can transmit in a fixed amount of time (such limitations are often referred to as bandwidth) when compared to the high bandwidth capacity of cable facilities means that telco headends require greater video processing performance. For example, video headends deployed by cable operators have been able to simply pass high speed satellite-fed TV signals directly to their cable networks without further video compression. Telcos, however, must use video headends that compress the widely data transmission rate of the source signal to a low constant data transmission rate over their DSL networks. Additionally, telco networks often are comprised of multiple hardware platforms that use varying sets of rules, or protocols, for transmitting signals. Therefore, to deliver video services, telcos require digital TV headends that are capable of converting video signals between hardware platforms using various protocols.

Technical Advancements Are Increasing the Available Market for Telcos to Deliver Video

        The bandwidth and distance limitations of the copper-based infrastructure from the telco to the subscriber's home constrain both the number of video channels that may be delivered simultaneously over a DSL system and the number of customers that are reachable from a telco central office. Emerging advancements in video compression technology will soon enable high quality video streams to be transported at much lower data transfer speeds. These emerging advancements are expected to lower data transfer rates by more than 65% relative to technologies currently used in existing satellite and cable facilities. These emerging compression advancements also introduce the possibility of delivering high-definition television over bandwidth constrained DSL lines for the first time. Additionally, there are DSL advancements emerging that expand the available bandwidth from the telco to the subscriber's home thereby supporting higher DSL data transfer rates over longer distances. The combination of these advancements will enable telcos to reach a higher percentage of their customers with a larger number of video channels.

        While DSL technology will continue to dominate telco broadband networks for the foreseeable future, telephone companies are beginning to construct fiber networks to their customers' homes. Though fiber-to-the-home will eliminate bandwidth limitations on delivering higher speed data services and high-quality video offerings, telephone companies deploying fiber-to-the-home will require advanced video processing to convert signals between multiple protocols used in their networks.

The Market for Enterprise and Government Video Systems

        Private enterprises and government entities also use digital video processing systems to distribute video for applications that include corporate training, video and film production, video surveillance, and distance education. In these applications, the particular video source to be encoded may be a signal from a local TV station that needs to be brought back to a regional or statewide digital TV headend that may be 100 miles away, it may be a signal received from an outdoor surveillance camera that needs to reach a decoder or personal computer for viewing hundreds of miles away, or it may be a signal from a university seminar that needs to feed multiple remote classroom sites. This market is also characterized by tradeoffs between the cost of long-distance broadband facilities and the cost of video encoding systems to reduce the need for additional bandwidth. We believe that this market will also expand as advanced video encoding techniques lower the bandwidth requirements for transmitting video signals.

Our Solutions

        Our suite of products is focused on enabling the delivery of broadcast quality video over traditional telco networks. We leverage VTC's previous 20 years of experience as part of Tektronix to develop video-based products that meet the special video processing requirements of telcos. Unlike standard cable headends, our Astria digital video headend solution converts the high and varying data transfer rate signal received as input from a satellite or terrestrial source into a lower constant data transfer rate video stream for subsequent delivery over a telco's DSL or fiber-to-the-home access network. Our high-performance, cost-effective systems are based on the standards developed by the Motion Pictures Expert Group, or MPEG, including MPEG-1 and MPEG-2. We are currently developing upgrades to the Astria family of products to support the emerging MPEG-4 and Microsoft

Windows Media 9 compression technologies that will provide lower encoding rates and more advanced interactivity than the current MPEG standards. We anticipate first commercial availability of the MPEG-4 capability before the end of the fourth quarter 2004 and Windows Media 9 capability in the first half of 2005. We believe that the lower encoding rates of these new technologies will extend the reach of video services and enable high-definition TV to be delivered over bandwidth-constrained copper networks. Customers for our Astria video content processing systems include independent operating companies in North America, such as Oxford Networks, and international incumbent carriers, such as PCCW in Hong Kong.

        Our M2 video processing systems use software and hardware components from our digital TV headend systems packaged in a smaller form factor to encode video signals for transmission over private or government networks. Our M2 products are used for applications such as studio-to-transmitter transport, video surveillance, and distance education. We sell our M2 video processing systems to TV broadcasters, government agencies, and educational institutions.

        We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities. Customers for our broadband data systems include system integrators, competitive carriers for the hospitality industry and private educational and commercial entities.

Strategy

        Our objective is to be the leading provider of video content processing solutions for the delivery of broadcast and on-demand video services to residential customers over telephony networks. Key elements of our business strategy are as follows:

Maintain Market Leadership in North American Telco Market for Digital TV Headends

        We believe that our installed base of digital video headend systems represents over 50% of the North American headend market for video over DSL services. Our strategy is to maintain this leadership position with continued enhancements to the Astria product line as more and larger telephone companies in North America begin to introduce bundled voice, data and video services. Our development efforts are focused on introducing new compression technologies such as MPEG-4 and Windows Media 9 that will be available as an upgrade option to our installed base. These compression technologies will enable our telco customers to address a larger percentage of their geographic market and deliver advanced video services such as high-definition TV.

Expand Sales Efforts to International Markets

        While we continue to grow our North American customer base, we are strengthening our direct sales force to focus on major European service providers that see a need for a bundled voice, data and video offering. In Asia, we are developing relationships with our value-added distributors and partners to focus on key opportunities to market and sell our Astria products. Many of the larger European and Asian service providers represent an opportunity to sell multiple digital TV headends.

Accelerate Market Adoption of Video Over Telco Networks

        To encourage service providers to more rapidly accept the business case for video over telco networks, we are working simultaneously on several initiatives to:

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  Continue to educate the market on the viability of existing digital video processing solutions by using our customers as references and benchmarks for prospective customers. To do so, we will continue to host user group conferences, speak at public conferences, issue joint press releases with new customers and arrange meetings between potential and current customers;

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  Offer advanced encoding technologies as soon as practical that lower the data transfer rate of video streams to extend the reach of video over DSL networks and allow new services such as high-definition TV;

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  Continue to work with partners to simplify and lower the cost of deploying end-to-end solutions; and

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  Continue to work with and lead standards setting bodies to facilitate the rapid adoption of new technologies and standards.

Partner with Leading Industry Vendors to Provide End-to-End Solutions

        To deliver a complete end-to-end video solution, we are partnering with leading industry vendors that provide key system elements such as broadband access systems, network switches and routers, customer premises set-top boxes, video-on-demand systems and service management software that, together with our Astria content processor products, provide a complete video solution. As a result, we have focused our business development and strategic marketing efforts on working with such partners to facilitate a cost-effective, ready-to-deploy, high-performance solution based on customers' architecture and business requirements. Our strategy with these partners is to design, develop and market end-to-end systems solutions that will allow any form of video content (including broadcast TV, video-on-demand and streaming media from the Internet) to be carried over any telephony network to any TV, personal computer, or mobile end-user device.

Leverage Our Digital TV Headend Expertise in Additional Markets

        We will continue to incorporate software and hardware components developed for our digital TV headend systems into our M2 video processing systems to meet the growing need for advanced surveillance and broadcast applications. Additionally, we will continue to partner with other industry vendors on applications for new potential customers, such as large corporations and educational institutions. We intend to expand and further specialize our video products for surveillance and broadcast TV backhaul applications, and we will seek new distribution channels for our M2 product line.

Selectively Pursue Acquisitions to Expand Our Markets and Product Offerings

        In addition to our internal research and development efforts, we continually evaluate acquisitions of companies and technologies that could extend our product offerings, technology expertise, industry knowledge and global customer base. Since 2000, we have completed four acquisitions, including the acquisition of VideoTele.com in November 2002. The products and technologies that we acquired through these acquisitions have facilitated our entry into new markets, expanded our product line in existing markets, and added additional technical expertise to develop new products for evolving markets in the future. Going forward, we anticipate our acquisition efforts will be focused on targets that will extend our existing video-based products and markets.

Our Products

        We design, develop and sell video content processing systems and broadband transport and service management products. Our digital TV headend system enables telephony-based service providers to transport broadcast quality digital video signals across their networks and our digital video transmission systems optimize the delivery of video signals across enterprise, government and education networks.

Our broadband transport and service management products enable the transmission of broadband data over existing hotels and private campus networks.

Video Processing Systems

        Our video processing products must interoperate with other products from third parties to enable a complete end-to-end broadcast TV system. To ensure proper interoperation for our customers, we offer a system integration service whereby we purchase, assemble, configure and test key components together before delivering the integrated system to the customer. Typical third-party components include satellite receivers, antennas and decoders, network switches and routers, radio frequency modulation units, and service management software.

  Astria CP (Content Processor)

        Our Astria CP is a digital video processing platform typically used by carriers at a digital TV headend location to convert hundreds of TV channels into low, constant-data-transmission-rate video formats for delivery over any broadband access network. It is a third-generation, video processing system that we have specifically designed for the digital TV marketplace. The Astria CP uses our patent-pending QualView™ software applications to deliver high quality video when converting satellite-based variable data transmission rate video and audio signals to low, constant-data-transmission-rate content for delivery over telco networks. These QualView applications can separate the desired TV channels from a mix of over 200 channels received from various satellites, lower the data transmission rate of the desired channels, and convert the video signals to the appropriate network interface and protocol. The Astria CP also supports encoder modules that convert uncompressed video signals to compressed constant-data-transmission-rate video streams.

        Each Astria CP can process up to 200 video and audio channels, depending on the type of processing required. The Astria CP works with various telephone company copper, fiber, or cable networks providing ultimate flexibility when designing a commercial video delivery system. The Astria CP may be populated with a mix of video encoders and flexible processor modules, which in turn may be configured and reconfigured with a QualView software download to enable a variety of video processing functions. Up to 12 system modules may be configured within a single Astria CP.

        Today the Astria CP processes video content in standard MPEG-1 or MPEG-2 formats. We are developing upgrades to the Astria family of products to support the emerging MPEG-4 and Windows Media 9 encoding technologies. These new technologies will provide lower encoding rates and more advanced interactivity than MPEG standards previously provided. We anticipate first commercial availability of the MPEG-4 capability before the end of the fourth quarter 2004 and Windows Media 9 capability in the first half of 2005. These capabilities will enable our customers to reach the next stage in data transmission rate reduction without having to upgrade their complete headend, thus preserving the customer's original investment. This will also enable video streams to be easily viewed from the large base of personal computers running MPEG-4 Windows Media players.

  Astria RCP (Remote Content Processor)

        For service providers delivering digital TV over regional or statewide networks, our Astria RCP provides an affordable way to distribute video signals sourced from a single digital TV headend. The Astria RCP typically accepts pre-processed TV channels from a centralized Astria CP via a fiber backbone network and performs appropriate network and protocol conversion for delivery of the video streams over a variety of telco access networks. The Astria RCP can also be used to encode and compress local TV channels. This flexibility allows service providers to place Astria RCPs at the edge of a fiber optic transport network to deliver aggregated and localized content to a specific region or community. The ability to add or drop channels into the line-up at the edge of the transport network allows service providers to incorporate local programming, advertising, and emergency alert system content. This capability enables a service provider to offer a customized mix of channels and content that is relevant to local subscribers. The Astria RCP comes in two versions, a 12-slot version based on the same hardware design as the Astria CP and a 6-slot version. In contrast to the Astria CP, the RCP does not process the high, variable-data-transmission-rate signals received from satellites.

  Aveon™ Element Management System

        Our Aveon Element Management System enables the service provider to configure and monitor Astria CP and RCP systems across wide area networks. The ability to use Aveon to create a single network view of the system gives service providers a simple to use yet powerful tool for controlling all aspects of operating a video network from a single management location.

  M2 Video Processing Systems for Enterprise and Government Applications

        Our M2 video processing system leverages the software components and hardware modules used within the Astria CP, but M2 products are packaged in a smaller form factor for private enterprise and government markets.

        Our M2-400 system was introduced in the second quarter of 2003 and is our premier digital video system for delivering mission critical, high-quality video in real-time for private network applications. Each M2-400 system is designed to hold multiple encoders, decoders and network interfaces. The M2-400 system supports up to 6 system modules in contrast to the Astria CP that supports up to 12 system modules. The M2-400 works across satellite, radio, or fiber networks. An embedded web server controls and manages the M2 product line via an intuitive web-based graphical user interface, enabling administration of the product from any location on the network. The M2-400 is also supported by third-party scheduling software for video conferencing and distance learning applications.

        Our M2-10x system was also introduced in 2003 for video applications that only require a single encoder or decoder per end-point. For example, one of our digital TV headend customers uses the M2-10E at a remote location to encode local events on site for addition to their basic lineup of broadcast TV channels. This capability helps them differentiate their service offering from the national network-based offerings of the satellite television vendors.

Integrated Internet Protocol (IP) Service Management

  Astria SC (Service Controller)

        Our Astria SC is a carrier-class platform that manages upwards of 100,000 individual service flows to and from end users across local and/or metropolitan IP networks. The Astria SC identifies, classifies, and manages each service flow according to both pre-set service policies and instantaneous network conditions. These service management capabilities are designed to help service providers deliver the strict quality of service needed for such value-added services as digital TV, video-on-demand, virtual private network telecommuting, and voice-over-IP. By strictly managing quality of service, service providers are in position to bill subscribers directly in proportion to the value of service received. Our Astria SC is currently available for lab evaluation and will be generally available for delivery in early 2005.

Broadband Transport and Service Management Products

        Prior to our entry into the video processing business in November 2002, our primary focus was on the sale of our broadband transport and service management products. The market for these systems is characterized by the need to transport high-speed data signals across private buildings or campus locations, where the only available transmission facility is composed of copper telephone wires. These signals are typically transported over a high-speed local-area network architecture known as an Ethernet. We have been a participant in this market since the introduction of our first XL Ethernet extension product in 1992. Applications within this market include: i) connecting hotel guests to broadband Internet services over the hotel's telephone wires, ii) connecting video surveillance cameras, back office PC's, and railroad station ticket machines to a backbone network, and iii) connecting two local-area networks, or LANs, across a business campus without having to run new wires or cables.

        Our Expresso line of products uses proprietary transmission technology to provide a low-cost, easy to install solution that can deliver broadband Internet access to multiple devices over a single pair of copper wire for broadband Internet applications across multi-tenant complexes such as hotels, apartments and private campus facilities. We recently added Ethernet over high speed DSL line cards to our existing Expresso product line. This higher speed application enables our customers to deliver broadcast TV, video-on-demand service, and Internet service throughout a multi-tenant complex.

        Our XL line of Ethernet extension products is often used by individual enterprises to extend their data networks over distances that cannot be accommodated by standard Ethernet wiring. Various XL products operate over distances of up to 20,000 feet, at data transmission rates up to 10 Mbps, all over a single pair of ordinary telephone wires. In certain situations, these XL products are used in combination with our M2 products to support the encoding of local content to feed digital video headends.

        Our Expresso and XL transport products are augmented by our Expresso subscriber management system, which authenticates users, manages bandwidth and IP addresses, and processes credit card or password information for billing purposes. Subscriber management systems are typically found in hotels that offer broadband Internet service to guests, in campus housing complexes to manage broadband Internet access, and in wireless Wi-Fi "hot spots" such as hotel lobbies and Internet cafes.

Customers and Markets

        Our target customers for our Astria video content processing systems are telephony-based incumbent local exchange companies, independent telephone operating companies and international post, telephone and telegraph companies that aim to deliver advanced video services over their existing copper, fiber or coaxial cable infrastructures. Target customers for our M2 video processing systems include TV broadcasters, government agencies, and educational institutions. Target customers for our broadband data systems are system integrators, competitive carriers for the hospitality industry, and private educational and commercial entities.

Service Providers

        Over 90 service providers in the United States and internationally now use our Astria products to deliver digital TV over DSL and other broadband networks. In the United States, we installed our first commercial digital TV headend at Chibardun Telephone Cooperative in Dallas, Wisconsin in 2000. Since that time, we have deployed our digital TV headend solution to U.S. Service providers that range in size from 5,000 to over 90,000 access lines.

        Our international sales to service providers have been concentrated among three large carriers. In 2002, Telenor AS, Norway's largest telecommunications provider with more than 1.8 million customers, launched digital TV services over its network using an Astria CP. In 2003, PCCW, which acquired the former Hong Kong Telephone Company in 2000, launched service to its customers using our Astria headend. PCCW has since signed up more than 300,000 customers to its Broadband TV service as of June 30, 2004. Additionally in 2003, our broadband transport and service management products were deployed by Telefonos de Mexico, S.A., or TelMex, to offer a national "hot spot" wireless Internet in Mexico's major public facilities such as airports, hotel lobbies, restaurants and hospitals.

        We expect the small to medium size independent telephone operating companies in the United States to remain the primary near-term market for Astria products. The larger North American and International carriers continue to explore and test the markets and technologies for DSL-based video services.

Distributors and System Integrators

        We market our broadband transport and service management products to domestic and international system integrators who in turn market and sell our products to educational and government institutions, commercial enterprises, regional competitive service providers and national carriers. Our distributors and system integrators include local resellers, large volume distributors such as Ingram Micro Inc., and international integrators such as Siemens AG in Europe.

Marketing, Sales and Customer Support

  Marketing

        We seek to increase both the demand and visibility of our products in the markets we serve through attendance at major industry tradeshows and conferences, distribution of sales and product literature, operation of a company web site, direct marketing and ongoing communications with our customers, the press, and industry analysts. As appropriate, we enter into cooperative marketing and/or development agreements with strategic partners that may include key customers, and manufacturers of various products, including radio, fiber, video equipment, set-top boxes and others.

  Sales

        In North America, we sell our products primarily to service providers and through multiple sales channels, including a select group of regional value added resellers, system integrators and distributors. Internationally, we sell and market our products through systems integrators and distributors. We have regional account managers throughout the United States and sales offices in Beijing, China, Hong Kong, and Oxford, England. For the year ended December 31, 2003, we derived 18.4% of our revenue from customers outside of the United States. We believe that our products can serve the substantial emerging market for digital video and high-speed data access products outside of the United States.

  Customer Support

        We believe that consistent high-quality service and support is a key factor in attracting and retaining customers. Service and technical support of our products is coordinated by our customer support organization. Our systems application engineers, located in each of our sales regions, support pre-sales and post-sales activities. Customers can also access technical information and receive technical support via our web site.

        Our systems integration group in Cary, Illinois integrates our solution with third-party equipment and then tests, delivers and installs complete headend systems for our customers that require an end-to-end solution.

Research and Development

        Our research and development efforts are focused on enhancing our existing products and developing new products through our emphasis on early stage system engineering. As a result of our acquisition of VTC and the large market opportunity that it offers, most of our research and development efforts relate to our video content processing technologies. The product development process begins with a comprehensive functional product specification based on input from the sales and marketing organizations. We incorporate feedback from end users and distribution channels, and through participation in industry events, industry organizations and standards development bodies, such as the Broadband World Forum and MPEG-4 Industry Forum. Key elements of our research and development efforts include:

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  Core Designs. We develop and/or acquire platform architectures and core designs that allow for cost-effective deployment and flexible upgrades that meet the needs of multiple markets and applications. These designs emphasize quick time to market and future cost reduction potential. The Astria, M2, Expresso, and Expresso SMS platforms are a direct result of this effort.

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  Product Line Extensions. We seek to extend our existing product lines through product modifications and enhancements in order to meet the needs of particular customers and markets. Products resulting from our product line extension efforts include the Astria RCP and the M2-400.

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  Use of Industry Standard Components. Our design philosophy emphasizes the use of industry standard hardware and software components whenever possible to reduce time to market, decrease the cost of goods, and reduce the risks inherent in new design. We maximize the use of third-party software for operating systems and certain protocol stacks, which allows our software engineers to concentrate on hardware-specific drivers, user interface software and advanced features.

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  New Technologies. We seek to enhance our product lines by incorporating emerging technologies, such as MPEG-4, Windows Media 9 compression, advanced multi-service stream processing, higher speed fiber interfaces and new network management software features. Additionally, our active involvement in industry based standards associations, such as the MPEG-4 standards body, enables us to incorporate recommended platform architectures and standards into our technology.

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  Technical Standards Compliance. We design our various systems and product lines to incorporate technical standards developed by worldwide organizations, including International Telecommunications Union, Institute of Electrical and Electronic Engineers, American National Standards Institute, or ANSI, European Telecommunications Standards Institute, or ETSI, and the Full-Service VDSL Committee. Important capabilities supported by these standards include network quality of service, MPEG encoding, Internet Group Management Protocol, Dynamic Host Configuration Protocol, and Network Address Translation.

Intellectual Property

        Our success and ability to compete depends in part upon on our proprietary technology and our ability to protect that technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect our proprietary technology. We currently hold 53 United States patents and have 17 United States patent applications pending. Furthermore, as a result of our acquisition of VTC, Tektronix has agreed not to assert against us or any of our affiliates or customers any of its patents that are based on applications filed prior to November 7, 2002 or that are based on inventions conceived or reduced to practice prior to that date where the assertion relates to our products for generating, processing or delivering video, audio or data for the education, entertainment, conferencing or security markets. We leverage readily available technology and standard components by adding proprietary software enhancements to gain competitive advantage, increase performance and lower cost. In addition, we have substantial trade secrets in the area of processing and managing video streams.

Manufacturing

        We do not manufacture any of our own products. We rely on contract manufacturers and third-party OEMs to manufacture, assemble, test and package our products. We require International Organization for Standardization (ISO) 9002 registration for our contract manufacturers as a condition of qualification. We monitor each contractor's manufacturing process performance through audits, testing and inspections. Each contractor's quality is also rigorously assessed through incoming testing and inspection of packaged products received from each contractor. In addition, we monitor the reliability of our products through in-house repair, reliability audit testing and field data analysis.

        We currently purchase a substantial portion of the raw materials and components used in our products through contract manufacturers. We forecast our product requirements to maintain sufficient product inventory to ensure that we can meet the required delivery times demanded by our customers. Our future success will depend in significant part on our ability to obtain manufactured products on time, at low costs and in sufficient quantities to meet demand.

Competition

        The market for video and broadband data systems is intensely competitive, and we expect that this market will continue to become more competitive in the future. Our immediate competitors for digital TV markets are primarily small private companies that are focused on a more narrow product line than ours and thereby may be able to devote substantially more targeted resources to developing, marketing and selling new products than we can. In targeting larger telco customers, we expect to compete with larger public companies, including Harmonic, Motorola and Tandberg Television. These competitors have achieved success in providing TV headend components for cable multiple system operators and satellite TV providers. Although their products have been designed specifically to meet the needs of cable networks, we expect these competitors to market some of their products for use in TV over DSL applications. We attribute our success in this market to the quality, cost-effectiveness, and unique capabilities of our Astria video content processing system.

        Our competition in the market for surveillance, distance education, and broadcast applications primarily comes from small private companies and public companies such as Optibase and Tandberg that together offer a wide array of products with special features and functions. A few of these companies also compete with us in the digital TV headend market. Our competitive success in this market has depended upon having the right form factor and set of features required for a specific application, our long established distribution channels, and our ability to quickly modify an existing product to support the required features.

        Our broadband transport and service management products business tends to compete against public network equipment providers, such as Paradyne Corporation, and private and foreign companies. To maintain our competitive position in the private broadband market, we have focused our product development efforts on cost reduction and feature enhancement. Our expertise in particular vertical markets such as the hospitality industry, and our relationships with system integrators in those markets allow us to compete more effectively against larger competitors. We believe that we are among the market leaders for broadband systems in the United States hospitality industry.

        All of our competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we can. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures that we face will not harm our business.

Employees

        As of August 31, 2004, we employed 119 people, including 19 in manufacturing operations and customer support, 46 in sales and marketing, 38 in research and development and 16 in general and administrative.

        During each of the past three years we have reduced our work force as a result of a significant slowing in industry spending and the resulting adverse impact on our results of operations. None of our employees are represented by a labor union. We consider our relations with our employees to be good and we have experienced no work stoppages to date. Competition for skilled personnel in our industry remains strong and our future depends, in part on our ability to attract and retain a skilled workforce and key personnel. We cannot assure you that we will be successful in retaining key personnel or that we will be able to attract and retain skilled workers in the future.

Facilities

        As a result of our November 2002 acquisition of VTC, our executive and principal administrative and engineering facility totaling approximately 22,450 square feet is located in Lake Oswego, Oregon. We also have a facility, totaling approximately 17,000 square feet, located in Pleasanton, California. The lease for the Lake Oswego facility expires in October 2005, and the lease for the Pleasanton facility expires in June 2005. In addition, we have a product staging and warehouse facility totaling approximately 7,500 square feet in Cary, Illinois. The lease for this facility expires in June 2007. We have one minor facility in the United Kingdom that is leased month-to-month. Selling, marketing, operational and research and development activities are conducted at all of our facilities. We believe that our facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional or substitute space will be available as needed.

Available Information

        Our Annual Report on Form 10-K, as amended, Quarterly Reports on Form 10-Q, as amended, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at www.tutsystems.com when such reports are available on the Securities and Exchange Commission website. The contents of our website are not incorporated into this prospectus.

MANAGEMENT

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

Name	Age	Position

Salvatore D'Auria	49	Chairman of the Board, President and Chief Executive Officer
Craig Bender	62	Vice President of Marketing and Corporate Development
Mark Carpenter	44	Vice President of Partner Development
Randall Gausman	55	Vice President, Finance and Administration, Chief Financial Officer and Secretary
Robert Noonan	41	Vice President, Global Sales
Charles Van Dusen	59	Vice President, Chief Technical Officer
Neal Douglas	46	Director
Clifford Higgerson	64	Director
George Middlemas	58	Director
Roger H. Moore	62	Director

        Salvatore D'Auria has served as our President, Chief Executive Officer and one of our directors since August 1994. Since January 2000, Mr. D'Auria has served as Chairman of our Board of Directors. He served as our Chief Operating Officer from May 1994 to August 1994. From August 1993 to May 1994, Mr. D'Auria performed various consulting services for networking software companies. Mr. D'Auria joined Central Point Software in October 1989 as Director of Product Marketing and was appointed as Vice President of Marketing in April 1990, and held various Vice President positions until August 1993. From 1980 to 1989, Mr. D'Auria served in various marketing and management positions at Hewlett-Packard. Mr. D'Auria holds a B.S. in Physics from Clarkson University.

        Craig Bender joined us as our Vice President of Marketing in June 1997. Prior to that time, Mr. Bender was with Integrated Network Corporation where he served as Vice President of Marketing from 1988 to 1992, as Vice President of International Business Development from 1992 to 1996 and as Vice President of Integrated Network Corporation's DAGAZ division until 1997. Mr. Bender holds a B.S.E.E. from Syracuse University, an M.S.E.E. from the University of California at Los Angeles and an AT&T-sponsored Executive M.B.A. from Pace University.

        Mark Carpenter has served as our Vice President of Partner Development since September 2003. From January 2003 to September 2003, Mr. Carpenter served as our Vice President of Marketing. From January 2001 to December 2002, Mr. Carpenter served as our Executive Vice President of Product Development and Marketing. From March 2000 to December 2000, Mr. Carpenter was our Vice President of Marketing. From January 1999 to March 2000, Mr. Carpenter was Senior Director of Marketing, New Desktop Product Marketing at Compaq Computer Corporation. From March 1997 to December 1998, Mr. Carpenter was Director of Engineering, Internet and Home Networking at Compaq. Prior to that time, Mr. Carpenter was Senior Manager, Emerging Products, in the Consumer Division of IBM Corporation from January 1996 to March 1997, and Lead Architect, Embedded Network Systems, at IBM from January 1994 to January 1996. Mr. Carpenter holds a B.S. in Computer Science from Worcester Polytechnic Institute.

        Randall Gausman began serving as our Vice President, Finance and Administration, Chief Financial Officer and Secretary on April 30, 2003. From April 2002 to March 2003, Mr. Gausman was a financial consultant and acting chief financial officer for several technology companies. Mr. Gausman served as our acting Chief Financial Officer from September 2002 until November 2002. From July 2001 to March 2002, Mr. Gausman served as Chief Financial Officer for iBEAM Broadcasting

Corporation. From November 1996 to April 2001, Mr. Gausman served as Chief Financial Officer and Secretary for Zantaz, Inc. Mr. Gausman holds a B.S. in Finance and an M.B.A. from the University of Southern California.

        Robert Noonan has served as Vice President of Global Sales at Tut Systems, Inc. since November 2002. Prior to that time, Mr. Noonan had served in that same role at VTC since April 2000. While at VTC, between December 1999 and April 2000, Mr. Noonan served as Director of Sales, and from March 1998 to December 1999, he was Director of U.S. Sales. Between November 1989 and March 1998, Mr. Noonan held many sales and market development positions in Tektronix's video and networking division, including North American Sales Director and Central Area Director of Sales. Prior to joining Tektronix, Mr. Noonan held several engineering and sales positions at US Sprint and Brand-Rex Fiberoptics. Mr. Noonan holds a B.S. in mechanical engineering from the University of Lowell, Lowell, Massachusetts.

        Charles Van Dusen has served as our Vice President and Chief Technology Officer since November of 2002. Mr. Van Dusen served with this same title at VideoTele.com from April of 2000 until its acquisition by Tut Systems in 2002. From 1989 through early 2000 Mr. Van Dusen held various engineering management positions with Tektronix. Mr. Van Dusen served as Vice President of Engineering at CL9 from 1985 to 1988 and as the Engineering Vice President at Widcom from 1983 and 1985. Prior to 1983, Mr. Van Dusen held a variety of senior engineering positions at Quantex Corporation, ADDA Corporation, Diasonics Inc and Searle Ultrasound. Mr. Van Dusen was educated at the University of Southern California and at California Polytechnic College, Pomona.

        Neal Douglas has served as one of our directors since December 1997. From December 1999 to October 2003, he served as the Managing General Partner of Spectrum Equity Investors, L.P., a venture capital firm investing exclusively in the communications industry. Mr. Douglas was a co-founder of AT&T Ventures, the venture capital affiliate of AT&T Corporation, and has served as a General Partner since January 1993. From May 1989 to January 1993, Mr. Douglas was a partner of New Enterprise Associates, a venture capital firm. Prior to this, he was an investment professional with Crosspoint Venture Partners and was a member of the technical staff at Bell Laboratories. Mr. Douglas holds a B.S. in Electrical Engineering from Cornell University, an M.S. in Electrical Engineering from Stanford University, and an M.B.A. from the University of California at Los Angeles.

        Clifford Higgerson has served as one of our directors since July 1993. Since July 1987, Mr. Higgerson has been a partner of ComVentures, a venture capital firm specializing in the communications industry, and since September 1991, he has been a partner of Vanguard Venture Partners, a venture capital firm. He has also served as a Managing Partner and Director of Research for Hambrecht & Quist, and as a special limited partner and Director of the Communications Group for L.F. Rothschild, Unterberg, Towbin. Mr. Higgerson also is a director of Advanced Fibre Communications, Inc. Mr. Higgerson earned his B.S. in Electrical Engineering from the University of Illinois and an M.B.A. in Finance from the University of California at Berkeley.

        George Middlemas has served as one of our directors since March 1995. Mr. Middlemas has been managing General Partner of Apex Venture Partners, a venture capital firm, since 1991. Prior to that time, Mr. Middlemas served as Vice President and Principal with Inco Venture Capital Management and as a Vice President and member of the investment committee of Citicorp Venture Capital. Mr. Middlemas also serves as a member of the Board of Directors of Pure Cycle Corporation, a water and water recycling technology company. Mr. Middlemas holds a B.A. in History and Political Science from The Pennsylvania State University, an M.B.A. from Harvard University, and an M.A. in Political Science from the University of Pittsburgh.

        Roger H. Moore has served as one of our directors since March 1997. From October 1998 to December 2001, Mr. Moore served as President and Chief Executive Officer of Illuminet Holdings, Inc., a provider of network, database and billing services to the communications industry.

Mr. Moore retired effective December 31, 2001. Mr. Moore also served as a director of Illuminet Holdings from July 1998 to December 2001. From January 1996 to August 1998, Mr. Moore served as President and Chief Executive Officer of Illuminet. From September 1998 to October 1998, Mr. Moore served as President, Chief Executive Officer and a director of VINA Technologies, Inc., a telecommunications equipment company. Mr. Moore has served as a director of Western Digital Corporation since 2000 and as a director of Verisign, Inc. since February 2002. Mr. Moore holds a B.S. in General Science from Virginia Polytechnic Institute and State University.

        Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of our directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        On April 28, 2000, we entered into a loan agreement and secured promissory note with Mark Carpenter, our Executive Vice President of Product Development and Marketing, in the amount of $150,000, which was used toward the purchase of Mr. Carpenter's principal residence. This loan accrued no interest and was forgiven at a rate of 25% on April 28, 2001, the first year anniversary date, and was forgiven as to 25% on each subsequent yearly anniversary date through April 28, 2004. This loan forgiveness was contingent upon Mr. Carpenter's continued employment with the Company. The loan would also have been forgiven as a result of constructive termination of Mr. Carpenter within the first twelve months following a change of control of our company. Pursuant to the terms of this loan agreement, we forgave $37,500 of this loan on each of April 28, 2004, April 28, 2003, April 28, 2002 and April 28, 2001. Therefore, there is no remaining outstanding principal on this loan as of the date of this filing.

        During 2003 and 2004, we granted options to certain of our executive officers and directors. We intend to grant options to our executive officers and directors in the future.

        We have entered into indemnification agreements with our executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

        In connection with our acquisition of VTC in November 2002, we issued to Tektronix, former parent of VTC, approximately 3.3 million shares of our common stock and a subordinated promissory note payable to Tektronix in an aggregate principal amount of $3.2 million at an annual interest rate of 8% and matures in November 2007. In connection with the acquisition of VTC, we and Tektronix entered into (i) a Standstill and Disposition Agreement relating to the registration, voting and disposition of the shares, as well as for reimbursement of certain expenses in connection with the registration of the shares; (ii) an arrangement relating to use of certain of our and Tektronix's technology; and (iii) a transition services agreement regarding services to be provided by Tektronix to us.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of October 6, 2004 and as adjusted to reflect the sale of common stock under this prospectus.

        Except as otherwise noted, the address of each person listed in the table is c/o Tut Systems, Inc., 6000 SW Meadows Drive, Suite 200, Lake Oswego, Oregon, 97035. Beneficial ownership is determined in accordance with SEC rules and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 20,468,503 shares of common stock outstanding as of October 6, 2004, together with all shares of common stock subject to options exercisable within 60 days following October 6, 2004 for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

			Shares Beneficially Owned Prior to Offering(1)		Shares Beneficially Owned After Offering(1)(2)
		Options Exercisable Within 60 Days
	Common Shares Owned
			Number	Percent	Number	Percent
Kopp Investment Advisors, Inc.	5,170,650(3)	—	5,170,650(3)	25.3%	5,170,650	21.1%
Tektronix, Inc.(4)	3,283,597	—	3,283,597	16.1%	3,283,597	13.4%
Kern Capital Management(5)	1,201,700	—	1,201,700	5.9%	1,201,700	4.9%
Salvatore D'Auria	74,336	1,039,012	1,102,583	5.2%	1,102,583	4.4%
Neal Douglas	—	57,000	57,000	*	57,000	*
Clifford Higgerson	29,761	57,000	86,761	*	86,761	*
George Middlemas	26,985	57,000	83,985	*	83,985	*
Roger H Moore	1,000	59,000	60,000	*	60,000	*
Craig Bender	5,849	104,091	109,940	*	109,940	*
Mark Carpenter	4,000	241,110	245,110	1.2%	245,110	1.0%
Randall Gausman	2,200	113,610	115,870	*	115,870	*
Robert Noonan	7,500	138,749	146,249	*	146,249	*
Charles Van Dusen	—	110,193	110,193	*	110,193	*
All executive officers and directors as a group (10) persons	151,631	1,976,765	2,128,396	9.5%	2,128,396	8.0%

*
Less than 1% of the shares of common stock outstanding.
(1)
This table is based upon information supplied by executive officers, directors and beneficial stockholders.
(2)
Assumes that the underwriters do not exercise their overallotment option.
(3)
The address of record for Kopp Investment Advisors, Inc. is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435. Based on information contained in a statement on Schedule 13D, dated October 29, 2003, as filed with the Securities and Exchange Commission, Kopp Investment Advisors, Inc. (KIA) reported sole voting power over 2,667,750 shares, sole dispositive power over 1,610,000 shares and shared dispositive power over 2,393,150 shares. KIA is wholly owned by Kopp Holding Company (KHC), which is wholly owned by Mr. LeRoy C. Kopp. KHC reported beneficial ownership of 4,003,150 shares. Mr. Kopp reported beneficial ownership of 5,170,650 shares, of which he reported sole voting power over 1,167,500 shares and sole dispositive power over 1,167,500 shares. Kopp Emerging Growth Fund is a registered investment company and a client of KIA. Kopp Emerging Growth Fund reported beneficial ownership of 1,610,000 shares.
(4)
Tektronix, Inc., an Oregon corporation, is a reporting company. The address of record for Tektronix, Inc. is 14200 SW Karl Braun Drive, Beaverton, Oregon 97077. The holdings of Tektronix, Inc. are based on information contained in a statement on Schedule 13G, dated December 31, 2003, as filed with the Securities and Exchange Commission.
(5)
The address of record for Kern Capital Management, LLC is 14 West 47th Street, Suite 1926, New York, New York 10036. Based on information contained in a statement on Schedule 13G, dated December 31, 2003, Kern Capital Management, LLC has sole voting power and sole dispositive power over the 1,201,700 shares. Robert E. Kern and David G. Kern are principals in and the controlling members of Kern Capital Management, and therefore, have voting and investment power over these shares.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we expect to have 24,468,503 shares of common stock outstanding. Of these shares, 9,807,578 shares that are held by our directors, officers and affiliates will be subject to restrictions on resale as follows. 3,435,228 shares are subject to lock-up agreements generally providing that the holders of these shares will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 90 days after the effective date of the registration statement filed in connection with this offering. Once released from the lock-up agreements, these shares, along with the remaining 6,372,350 shares held by our affiliates, will be eligible to be sold pursuant to the volume limitations and other requirements of Rule 144 of the Securities Act.

UNDERWRITING

General

        We intend to enter into an underwriting agreement with the underwriters named below on the terms described below. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Needham & Company, Inc.
Merriman Curhan Ford & Co.

4,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described above, if any of these shares are purchased.

        The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to 600,000 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, which are discussed below, made in connection with this offering. If the underwriters exercise this option, each of the underwriters will be obligated to purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown. If this option is exercised, in part, shares will be purchased from us on a pro rata basis.

Commissions and Discounts

        The underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $                                           per share. The underwriters may allow, and these dealers may re-allow, a concession to other securities dealers of up to $                                            per share. After the offering to the public, the underwriters may change the offering price and other selling terms.

        The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is currently expected to be 6.0% of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Paid by Tut Systems, Inc.	$		$	$

Indemnification of Underwriters

        The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

No Sales of Similar Securities

        We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to the issuance of additional options or shares under any existing employee benefit plans. Our directors, officers and certain other affiliates have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

Nasdaq National Market Listing

        Our common stock is quoted on The Nasdaq National Market under the symbol "TUTS."

Discretionary Accounts

        The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed 5% of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

        In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase under the over-allotment option. To close out a short position, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Underwriters may also sell common stock in excess of the over-allotment option, thereby creating a naked short position. The underwriters must close out any naked short positions by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

        As an additional means of facilitating the offering, the underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

        Finally, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on The Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

  •
  a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

  •
  net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker's average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

  •
  passive market making bids must be identified as such.

        Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities or may prevent or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on The Nasdaq National Market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for Tut Systems by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, San Diego, California.

EXPERTS

        The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN OBTAIN MORE INFORMATION

        Tut Systems is subject to the informational requirements of the Exchange Act and therefore files reports, proxy and information statements and other information with the SEC. You can inspect many of such reports, proxy and information statements and other information on the SEC's Internet website at http://www.sec.gov.

        You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at Tel: 1-800-SEC-0330. Tut Systems' common stock is listed on The Nasdaq National Market.

        This prospectus constitutes part of a registration statement on Form S-3 filed by Tut Systems with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Tut Systems and the shares, you should refer to the registration statement either at the SEC's website or at the addresses set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

INFORMATION INCORPORATED BY REFERENCE

        This prospectus incorporates by reference the following documents and information, all of which Tut Systems has filed in the past with the SEC:

  •
  Current Report on Form 8-K, filed on September 28, 2004;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed on July 28, 2004;

  •
  Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2004, filed on September 2, 2004;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 7, 2004;

  •
  Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2004, filed on September 2, 2004;

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on February 2, 2004;

  •
  Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on April 7, 2004 on Form 10-K/A;

  •
  Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on June 10, 2004 on Form 10-K/A;

  •
  Amendment No. 3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on September 2, 2004 on Form 10-K/A;

  •
  The description of our common stock, which is contained in our registration statement on Form 8-A filed on January 22, 1999, including any amendment or report filed for the purpose of updating this description.

        All documents, if any, which Tut Systems files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus but prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.

        Tut Systems will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus. Direct any request for such copies to Tut Systems, Inc., 6000 SW Meadows Drive, Suite 200, Lake Oswego, Oregon, 97035, attention Chief Financial Officer, Tel: (971) 217-0400.

TUT SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Tut Systems, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Tut Systems, Inc. (the Company) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for goodwill as of January 1, 2002.

        As also discussed in Note 2 to the financial statements, the Company has restated its December 31, 2003 consolidated balance sheet.

/s/ PRICEWATERHOUSECOOPERS LLP

Portland, Oregon
February 2, 2004, except as to the Restatement caption under Note 2 to the consolidated financial statements, which is as of March 24, 2004.

TUT SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,
	2002	2003 Restated
ASSETS
Current assets:
Cash and cash equivalents	$25,571	$14,370
Accounts receivable, net of allowance for doubtful accounts of $10 and $47 in 2002 and 2003, respectively	1,972	7,062
Insurance settlement receivable	—	10,725
Inventories, net	3,888	4,181
Prepaid expenses and other	1,082	1,026

Total current assets	32,513	37,364
Property and equipment, net	1,630	1,722
Intangibles and other assets	5,586	3,685

Total assets	$39,729	$42,771

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,272	$3,055
Accrued liabilities	5,924	1,516
Legal settlement liability	—	10,725
Deferred revenue	921	253

Total current liabilities	8,117	15,549
Deferred revenue, net of current portion	35	—
Note payable	3,262	3,523
Other liabilities	84	44

Total liabilities	11,498	19,116

Commitments and contingencies (Note 9)
Stockholders' equity:
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued and outstanding in 2002 and 2003, respectively	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 19,796 and 20,274 shares issued and outstanding in 2002 and 2003, respectively	20	20
Additional paid-in capital	304,888	305,777
Accumulated other comprehensive loss	(141)	(89)
Accumulated deficit	(276,536)	(282,053)

Total stockholders' equity	28,231	23,655

Total liabilities and stockholders' equity	$39,729	$42,771

The accompanying notes are an integral part of these consolidated financial statements.

TUT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,
	2001	2002	2003
Revenues:
Product	$12,866	$8,582	$31,474
License and royalty	882	789	718

Total revenues	13,748	9,371	32,192
Cost of goods sold	40,489	13,909	15,646

Gross profit (loss)	(26,741)	(4,538)	16,546

Operating expenses:
Sales and marketing	12,413	8,695	7,479
Research and development	15,044	12,337	7,909
General and administrative	10,148	5,060	4,476
Restructuring costs	2,311	9,147	292
In-process research and development	1,160	562	—
Impairment of intangible assets	32,551	—	128
Amortization of intangible assets	8,085	1,304	1,809

Total operating expenses	81,712	37,105	22,093

Loss from operations	(108,453)	(41,643)	(5,547)
Impairment of certain equity investments	—	(592)	—
Interest and other income, net	4,127	610	30

Net loss	$(104,326)	$(41,625)	$(5,517)

Net loss per share, basic and diluted (Note 2)	$(6.39)	$(2.45)	$(0.28)

Shares used in computing net loss per share, basic and diluted (Note 2)	16,326	16,957	19,996

The accompanying notes are an integral part of these consolidated financial statements.

TUT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock				Notes Receivable From Stockholders	Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital	Deferred Compensation			Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance, January 1, 2001	15,911	$16	$298,332	$(1,041)	$(555)	$6	$(130,585)	$166,173
Components of comprehensive loss:
Unrealized losses on other investments	—	—	—	—	—	(70)	—	(70)
Foreign currency translation adjustment	—	—	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	—	—	(104,326)	(104,326)

Total comprehensive loss								(104,410)

Common stock issued in conjunction with ActiveTelco purchase acquisition	321	—	2,944	—	—	—	—	2,944
Common stock issued for cash upon exercise of stock options	67	—	58	—	—	—	—	58
Common stock issued under employee stock purchase plan	104	—	188	—	—	—	—	188
Unearned compensation related to common stock	8	—	64	(64)	—	—	—	—
Reversal of deferred compensation related to the workforce reduction	—	—	(404)	404	—	—	—	—
Amortization related to unearned compensation	—	—	—	684	—	—	—	684
Forgiveness of notes receivable issued to stockholders	—	—	—	—	479	—	—	479
Notes receivable issued to stockholders	—	—	—	—	(20)	—	—	(20)

Balance, December 31, 2001	16,411	16	301,182	(17)	(96)	(78)	(234,911)	66,096
Components of comprehensive loss:
Unrealized losses on other investments	—	—	—	—	—	(48)	—	(48)
Foreign currency translation adjustment	—	—	—	—	—	(15)	—	(15)
Net loss	—	—	—	—	—	—	(41,625)	(41,625)

Total comprehensive loss								(41,688)

Common stock issued in conjunction with VideoTele.com purchase acquisition	3,283	4	3,608	—	—	—	—	3,612
Common stock issued for cash upon exercise of stock options	11	—	14	—	—	—	—	14
Common stock issued under employee stock purchase plan	91	—	84	—	—	—	—	84
Amortization related to unearned compensation	—	—	—	17	—	—	—	17
Repayment/forgiveness of notes receivable issued to stockholders	—	—	—	—	96	—	—	96

Balance, December 31, 2002	19,796	20	304,888	—	—	(141)	(276,536)	28,231
Components of comprehensive loss:
Unrealized gain on other investments	—	—	—	—	—	74	—	74
Foreign currency translation adjustment	—	—	—	—	—	(22)	—	(22)
Net loss	—	—	—	—	—	—	(5,517)	(5,517)

Total comprehensive loss	—	—	—	—	—	—	—	(5,465)

Common stock issued for cash upon exercise of stock options	440	—	831	—	—	—	—	831
Common stock issued under employee stock purchase plan	38	—	58	—	—	—	—	58

Balance, December 31, 2003	20,274	$20	$305,777	$—	$—	$(89)	$(282,053)	$23,655

The accompanying notes are an integral part of these consolidated financial statements.

TUT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(104,326)	$(41,625)	$(5,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,679	3,163	1,097
Noncash interest income and amortization of discounts on investments	(168)	37	—
Abandonment of fixed assets	—	4,822	—
Provision for (recovery of) doubtful accounts	(954)	(2,277)	36
Provision for excess and obsolete inventory and abandoned products	34,237	7,125	225
Write-off of certain equity investments	—	592	—
Impairment of intangible assets	32,551	—	128
Amortization of intangible assets	8,085	1,304	1,809
Amortization of deferred compensation and notes receivable related to acquisitions	1,099	—	—
Write-off of in-process research and development	1,160	562	—
Deferred interest on note payable	—	—	261
Change in operating assets and liabilities, net of businesses acquired:
Accounts receivable	6,528	2,090	(5,126)
Inventories	(9,148)	3,195	(518)
Prepaid expenses and other assets	4,547	3,390	72
Accounts payable and accrued liabilities	(27,451)	(5,828)	(2,665)
Deferred revenue	(1,001)	(889)	(703)

Net cash used in operating activities	(51,162)	(24,339)	(10,901)

Cash flows from investing activities:
Purchase of property and equipment	(1,189)	(426)	(1,189)
Purchase of short-term investments	(7,002)	—	—
Purchase of other assets	(1,196)	—	—
Proceeds from maturities of short-term investments	59,423	3,105	—
Acquisition of businesses, net of cash acquired	(169)	758	—

Net cash provided by (used in) investing activities	49,867	3,437	(1,189)

Cash flows from financing activities:
Proceeds from issuances of common stock, net	246	98	889
Other	80	37	—

Net cash provided by financing activities	326	135	889

Net decrease in cash and cash equivalents	(969)	(20,767)	(11,201)
Cash and cash equivalents, beginning of year	47,307	46,338	25,571

Cash and cash equivalents, end of year	$46,338	$25,571	$14,370

Supplemental disclosure of cash flow information:
Interest paid during the year	$20	$47	$3

Income taxes paid during the year	$1	$1	$1

Noncash financing activities:
Common stock issued in connection with the VideoTele.com acquisition in 2002 and the ActiveTelco acquisition in 2001	$2,944	$3,612	$—

Unearned compensation related to stock and stock option grants	$64	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

TUT SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

NOTE 1—DESCRIPTION OF BUSINESS:

        The Company designs, develops, and sells digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals over their networks. The Company also offers video processing systems that enable private enterprise and government entities to transport video signals over satellite, fiber, radio, or copper networks for surveillance, distance learning, and TV production applications. The Company also designs, develops and markets broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

        Historically, the Company derived most of its sales from its broadband transport and service management products. In November 2002, the Company acquired VideoTele.com, or VTC, from Tektronix, Inc. to extend its product offerings to include digital video processing systems. As a result, the Company's revenue increased from $9,371 in 2002 to $32,192 in 2003. Video-based products now represent a majority of the Company's sales.

        The Company has incurred substantial losses and negative cash flows from operations since inception. For the year ended December 31, 2003, the Company incurred a net loss of $5,517 and negative cash flows from operating activities of $10,901, and has an accumulated deficit of $282,053 at December 31, 2003. Management believes that the cash and cash equivalents as of December 31, 2003 are sufficient to fund its operating activities and capital expenditure needs for the next twelve months. Management expects the amount of cash used to fund operations will decrease in 2004. However, in the event that general economic conditions worsen, it may require additional cash to fund its operations. The Company will seek additional funding for operations from alternative debt and equity sources, if necessary, to maintain reasonable operating levels. The Company cannot assure that such funding efforts will be successful. Failure to generate positive cash flow in the future could have a material impact on the Company's ability to achieve its intended business objectives.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Restatement

        Subsequent to issuance of the December 31, 2003 consolidated financial statements, management determined that it should have reflected a liability of $10,000 for the In re: Tut Systems Inc. Securities Litigation matter (see Note 9 to the consolidated financial statements) and $725 for the Lefkowitz v. D'Auria matter (see Note 9 to the consolidated financial statements) as of December 31, 2003. In addition, the consolidated financial statements should have reflected a receivable from the Company's insurance carrier of $10,725. Consequently, the Company has restated its December 31, 2003 balance sheet to reflect these matters. These adjustments had no effect on the consolidated statements of operations, the consolidated statements of stockholders' equity or the consolidated statements of cash flows.

Principles of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include valuation of inventories and accounts receivable, estimation of loss on purchase commitments, estimation of percentage-of-completion on revenue contracts and the recoverability of long-lived assets. Actual results could differ from those estimates.

Fair value of financial instruments

        The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and note payable approximate their carrying value due to the short maturity or market rate structure of those instruments.

Cash and cash equivalents

        Cash equivalents are stated at cost or amortized cost, which approximates fair value. The Company includes in cash and cash equivalents all highly liquid investments that mature within three months of their purchase date. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates that designation as of each balance sheet date.

Inventories

        Inventories are stated at the lower of cost or market. Cost is computed using standard cost that approximates actual cost on a first-in, first-out basis. The Company records provisions to write down its inventory and related purchase commitments for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about the future demand and market conditions. If actual future demand or market conditions are less favorable than those estimated by the Company, additional inventory provisions may be required.

Property and equipment

        Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation by charges to expense that are sufficient to write off the cost of the assets over their estimated useful lives on the straight-line basis. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvement. Useful lives by principal classifications are as follows:

Office equipment	3–5 years
Computers and software	3–7 years
Test equipment	3–5 years
Leasehold improvements	1–7 years

        When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the asset and accumulated depreciation accounts, respectively. Upon the disposition of property and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss on that sale or disposal is credited or charged to income.

        Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures which substantially increase an asset's useful life are capitalized.

Intangible assets

        Intangible assets are stated at cost less amortization. Intangible assets consist of completed technology and patents, contract backlog, customer lists, maintenance contract renewals and trademarks. These intangible assets are amortized on a straight line basis over the estimated periods of benefit, which are as follows:

Completed technology and patents	5 years
Contract backlog	14 months
Customer lists	7 years
Maintenance contract renewals	5 years
Trademarks	7 years

Accounting for long-lived assets

        The Company periodically assesses the impairment of long-lived assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant decline in the stock price for a sustained period and the Company's market capitalization relative to net book value.

        When management determines that the carrying value may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment measured is based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company's current business model.

        During 2001, the Company determined that certain intangible long-lived assets were impaired, and recorded losses accordingly under Statement of Financial Accounting Standards (SFAS) No. 121. No such impairment was recorded in 2002. During 2003, the Company determined that certain long-lived assets were impaired and recorded losses accordingly under SFAS No. 144. During 2003, the Company determined that certain intangible long-lived assets were impaired and recorded losses accordingly, under SFAS No. 144. During the three months ended March 31, 2004, we determined that certain intangible long-lived assets were impaired and recorded a loss of $0.2 million under SFAS No. 144. Future events could cause the Company to conclude that impairment indicators once again exist. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Revenue Recognition

        The Company generates revenue primarily from the sale of hardware products, including third-party products, through professional services, and through the sale of its software products. The

Company sells products through direct sales channels and through distributors. Generally, product revenue is generated from the sale of video processing systems and components and the sale of broadband transport and service management products. Turnkey solution revenue is principally generated by the sale of complete end-to-end video processing systems that are designed, developed and produced according to a buyer's specifications.

Product revenues

        Product revenue is generated primarily from the sale of complete end-to-end video processing systems generally referred to as turnkey solutions. Turnkey solutions are multi-element arrangements, which consist of hardware products, software products, professional services and post contract support. Sales of turnkey solutions are classified as product revenue in the statement of operations.

        Product revenue is also generated from the sale of video processing component products and the sale of broadband transport and service management products. The Company sells these products through its own direct sales channels and also through distributors.

        The Company's revenue recognition policies for turnkey solutions are in accordance with SOP 97-2, Software Revenue Recognition, as amended, which is the authoritative guidance for recognizing revenue on software transactions and transactions in which software is more than incidental to the arrangement. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as hardware, software products, maintenance services, installation, training or other elements. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. If such evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered, subject to certain limited exceptions set forth in SOP 97-2, as amended. SOP 97-2 was amended in February 1998 by SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2 and was amended again in December 1998 by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Those amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement.

        In the case of software arrangements that require significant production, modification or customization of software, which encompasses all of the Company's turnkey arrangements, SOP 97-2 refers to the guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company recognizes revenue for all turnkey arrangements in accordance with SOP 97-2 and SOP 81-1. Excluding the PCS element, for which the Company has established vendor specific objective evidence of fair value (as defined by SOP 97-2), revenue from turnkey solutions is generally recognized using the percentage-of-completion method, as stipulated by SOP 81-1. The percentage-of-completion method reflects the portion of the anticipated contract revenue that has been earned that is equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. Revenue from the PCS element of the arrangement is deferred at the point of sale and recognized over the term of the PCS period. Generally, the terms of the turnkey solution sales provide for billing of approximately 90% of the contract value of the arrangement prior to the time of delivery to the customer site, with an additional approximately 9% of the contract value billed upon substantial completion of the project and the balance upon customer acceptance. The contractual arrangements relative to turnkey solutions include customer acceptance provisions. However, such provisions are generally considered to be incidental to the arrangement in its entirety because customers are fully obligated with respect to approximately 99% of the contract value irrespective of whether acceptance occurs or not.

        For direct sales of video processing systems component products not included as part of turnkey solutions and the direct sale of broadband transport and service management products, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured.

        Significant management judgments and estimates must be made in connection with the measurement of revenue in a given period. The Company follows specific and detailed guidelines for determining the timing of revenue recognition. At the time of the transaction, the Company assesses a number of factors, including specific contract and purchase order terms, completion and timing of delivery to the common-carrier, past transaction history with the customer, the creditworthiness of the customer, evidence of sell-through to the end user, and current payment terms. Based on the results of the assessment, the Company may recognize revenue when the products are shipped or defer recognition of revenue until evidence of sell-through occurs and cash is received. In order to recognize revenue, the Company must also make a judgment regarding collectibility of the arrangement fee. Management's judgment of collectibility is applied on a customer-by-customer basis pursuant to the Company's credit review policy. The Company sells to customers for which there is a history of successful collection and to new customers for which no similar history may exist. New customers are subject to a credit review process, which evaluates the customers' financial position and ability to pay. New customers are typically assigned a credit limit based on a review of their financial position. Such credit limits are increased only after a successful collection history with the customer has been established. If it is determined from the outset of an arrangement that collectibility is not probable based upon the Company's credit review process, no credit is extended and revenue is recognized on a cash-collected basis.

        The Company also maintains accruals and allowances for all cooperative marketing and other programs, as necessary. Estimated sales returns and warranty costs are based on historical experience and are recorded at the time revenue is recognized, as necessary. The Company's products generally carry a one year warranty from the date of purchase. To date, warranty costs have been insignificant to the overall financial statements taken as a whole.

License and Royalty Revenue

        License and royalty revenue consists of nonrefundable up-front license fees, some of which may offset initial royalty payments, and royalties received by the Company for products sold by its licensees. Currently, the majority of the Company's license and royalty revenue is comprised of non-refundable license fees paid in advance. Such revenue is recognized ratably over the period during which post-contract customer support is expected to be provided or upon delivery and transfer of agreed upon technical specifications in contracts where essentially no further support obligations exist. Future license and royalty revenue is expected to consist primarily of royalties received by the Company for products sold by its licensees.

        Should changes in conditions cause us to determine that the criteria for revenue recognition are not met for certain future transactions, revenue recognition for any reporting period could be adversely affected.

Accounting for stock based compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," Financial Accounting Standard Board Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB 25," and complies with the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 148 and the EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

        The Company amortizes stock-based compensation using the straight-line method over the remaining vesting periods of the related options, which is generally four years. Pro forma information regarding net loss and earnings per share is required to be determined as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148.

        The following table illustrates the effect on net loss and loss per share if the Company's had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to stock-based employee compensation:

	Years Ended December 31,
	2001	2002	2003
Net loss—as reported	$(104,326)	$(41,625)	$(5,517)
Add:
Unearned stock-based employee compensation expense included in reported net loss	684	17	—
Deduct
Total stock-based employee compensation expense determined under a fair value based method for all grants, net of related tax effects	(8,432)	(14,053)	(3,646)

Net loss—pro forma	$(112,074)	$(55,661)	$(9,163)

Basic and diluted net loss per share—as reported	$(6.39)	$(2.45)	$(0.28)

Basic and diluted net loss per share—pro forma	$(6.86)	$(3.28)	$(0.46)

        The fair value of options and shares issued pursuant to the option plans and at the grant date were estimated using the Black-Scholes model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company uses projected volatility rates, which are based upon historical volatility rates trended into future years. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of options.

        The effects of applying pro forma disclosures of net loss and earnings per share are not likely to be representative of the pro forma effects on net loss/income and earnings per share in the future years, as the number of future shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly.

        The fair value of each stock option grant has been estimated on the date of the grant using the Black-Scholes option pricing model. The Company has also estimated the fair value of the purchase rights issued from its employee stock purchase plan, using the Black-Scholes option pricing model. The Company first issued purchase rights from the 1998 Purchase Plan in fiscal 1999. The following table outlines the weighted average assumptions for both the stock options granted and the purchase rights issued:

	Stock Option Plans Year Ended December 31,			Employee Stock Purchase Plan Year Ended December 31,
	2001	2002	2003	2001	2002	2003
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	4.2%	3.0%	2.5%	4.6%	3.5%	1.26%
Expected volatility	137.4%	95.2%	80.7%	137.4%	95.2%	80.7%
Expected life (in years)	4.0	4.0	4.0	0.5	0.5	0.5

        Generally, the Company grants options at a price equal to the fair market value of the Company's stock on the date of the grant. The weighted-average estimated fair values of stock options granted during fiscal 2001, 2002 and 2003 as calculated using the Black-Scholes option pricing model were $1.84, $1.06 and $1.82 per share, respectively.

Advertising expenses

        The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended December 31, 2002 and 2003 was zero, and $103 for the year ended December 31, 2001.

Research and development

        Research and development expenditures are charged to expense as incurred.

Software Development Costs

        Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established at which time such costs are capitalized, subject to a net realizable value evaluation. Technology feasibility is established upon the completion of an integrated working model. Costs incurred between completion of the working model and the point at which the product is ready for general release have not been significant. Accordingly, the Company has charged all costs to research and development expense in the period incurred.

Income taxes

        Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

Foreign currency translation

        The functional currency for the Company's foreign subsidiary is the relevant local currency. The translation from foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate during the period. Adjustments resulting from such translation are reflected in other comprehensive loss as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in the results of operations and have been immaterial for all periods presented.

Net loss per share

        Basic and diluted net loss per share is computed using the weighted average number of common shares outstanding. Options were not included in the computation of diluted net loss per share because the effect would be antidilutive.

        The calculation of net loss per share follows:

	Years Ended December 31,
	2001	2002	2003
Net loss per share, basic and diluted:
Net loss	$(104,326)	$(41,625)	$(5,517)

Shares used in computing net loss per share, basic and diluted	16,326	16,957	19,996

Net loss per share, basic and diluted	$(6.39)	$(2.45)	$(0.28)

Antidilutive securities, including only options, not included in net loss per share calculations	3,054	4,204	3,649

Other comprehensive (loss) income

        Other comprehensive (loss) income includes unrealized gains and losses on other assets and foreign currency translation adjustments that have been previously excluded from net loss and reflected instead in stockholders' equity. The following table sets forth the components of other comprehensive (loss) income:

	Years Ended December 31,
	2001	2002	2003
Unrealized gains (losses) on investments	$(70)	$(48)	$74
Foreign currency translation adjustment	(14)	(15)	(22)

Total	$(84)	$(63)	$52

Concentrations

        The Company operates in one business segment, designing, developing and selling video content processing systems optimized for the provisioning of public broadcast digital TV services across telephone company and cable company facilities, digital video trunking systems for applications across TV broadcast, government and education facilities, and broadband data transmission systems for application over existing private campus or building facilities.

        The market for these products is characterized by rapid technological developments, frequent new product introductions, changes in end-user requirements and constantly evolving industry standards. The Company's future success depends on its ability to develop, introduce and market enhancements to its existing products, to introduce new products in a timely manner that meet customer requirements and to respond effectively to competitive pressures and technological advances. Further, the emergence of new industry standards, whether formally adopted by official standards committees or informally through widespread use of such standards by telephone companies or other service providers, could require the Company to redesign its products.

        Currently, the Company relies on contract manufacturers and certain single source suppliers of materials for certain product components. As a result, should the Company's current manufacturers or suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results could be adversely impacted.

        From time to time, the Company maintains a substantial portion of its cash and cash equivalents in money market accounts with one financial institution. The Company invests its excess cash in debt instruments of the U.S. Treasury, governmental agencies and corporations with strong credit ratings. The Company has established guidelines relating to diversification and maturities in order to maintain the safety and liquidity of these assets. To date, the Company has not experienced any significant losses on its cash equivalents or short-term investments.

Recent accounting pronouncements

        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets, but not those acquired in a business combination, should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We adopted the provisions of SFAS No. 142 on January 1, 2002. The following table presents the impact of

SFAS No. 142 on net loss and net loss per share had the standard been in effect for the years ended December 31, 2001, 2002, and 2003:

	Years Ended December 31,
	2001	2002	2003
Net loss—as reported	$(104,326)	$(41,625)	$(5,517)
Adjustment:
Amortization of goodwill	5,618	—	—

Net loss—as adjusted	$(98,708)	$(41,625)	$(5,517)

Net loss per share, basic and diluted—as reported	$(6.39)	$(2.45)	$(0.28)

Net loss per share, basic and diluted—as adjusted	$(6.05)	$(2.45)	$(0.28)

        In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," where a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this Statement did not have a material impact on the Company's results of operations, financial position or cash flows.

        In November 2002, EITF reached a consensus on Issue No. 00 -21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's results of operations, financial position or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The annual disclosure requirements of SFAS No. 148 have been implemented in the Company's financial statements. The adoption of this Statement did not have a material impact on the Company's results of operations, financial position or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements," and subsequently revised in December 2003 with the issuance of FIN46-R. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of this Interpretation is required in financial statements for periods ending after March 15, 2004. The Company does not believe that the adoption of this Interpretation will have a material impact on its results of operations, financial position or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after September 30, 2003, and for hedging relationships designated after September 30, 2003. The adoption of this Statement did not have a material impact on the Company's results of operations, financial position or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. On November 7, 2003, the FASB issued FASB Staff Position No. FAS 150-3 (FSP 150-3), "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FSP 150-3 deferred certain aspects of FAS 150. The adoption of FAS 150 and FAS 150-3 did not have a material impact on the Company's results of operations, financial position or cash flows.

        On December 17, 2003, the Staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SAB Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 on December 17, 2003 did not materially affect the Company's revenue recognition policies, nor the Company's results of operations, financial position or cash flows.

Reclassifications

        Certain reclassifications have been made to prior year balances in order to conform to the current year presentation. Such reclassifications had no impact on net loss or net stockholders' equity.

NOTE 3—ACQUISITIONS:

  a)  ActiveTelco

        On January 11, 2001, the Company acquired ActiveTelco, Inc. (ActiveTelco) for approximately $4,850, consisting of an aggregate of 321 shares of the Company's common stock and 19 options to purchase shares of the Company's common stock, acquisition related expenses consisting primarily of legal and other professional fees, assumed ActiveTelco convertible notes in the amount of $650 plus accrued interest and other assumed liabilities of approximately $1,100. This transaction was treated as a purchase for accounting purposes. ActiveTelco provided an Internet telephony platform that enabled Internet and telecommunications service providers to integrate and deliver web-based telephony applications such as unified messaging, long-distance service, voicemail and fax delivery, call forwarding, call conferencing and callback services.

        The allocation of the purchase price was based on the estimated fair value of goodwill of $3,248, assembled workforce of $442, and in-process research and development of $1,160. The amount allocated to intangibles was determined based on an appraisal using established valuation techniques. The purchased in-process technology was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The in-process technology percentage of completion was estimated to be 75%. The value of this in-process technology was determined by estimating the costs to develop the purchased in-process technology into a commercially viable product, estimating the resulting net cash flows from the sale of the product resulting from the completion of the in-process technology and discounting the net cash flows back to their present value. Research and development costs to bring in-process technology from ActiveTelco to technological feasibility did not have a material impact on the Company's results of operations, or cashflows. The results of operations of ActiveTelco have been included in the consolidated statement of operations from January 11, 2001.

  b)  ViaGate

        On September 14, 2001, the Company acquired certain assets of ViaGate Technologies, Inc. (ViaGate) for $550 in cash and assumed liabilities of $46 for certain capital leases. The allocation of the purchase price was based on the fair market value of the assets at the date of acquisition of property and equipment of $5, and the estimated fair value of completed technology and patents of $591.

  c)  VideoTele.com

        On November 7, 2002, the Company acquired VideoTele.com, Inc. (VTC) from Tektronix, Inc. for approximately $7,155, consisting of an aggregate of 3,283 shares of the Company's common stock valued at $3,612, acquisition related expenses consisting primarily of legal and other professional fees of $320, and a note payable to Tektronix in the amount of $3,223. The results of operations of VTC have been included in the consolidated statement of operations from November 7, 2002. As a result of this acquisition, the Company now offers video content processing systems that optimize the provisioning of digital TV services across telephone company networks.

        The Company determined the fair value of the acquired intangibles, including in-process technology based on an appraisal using established valuation techniques. The in-process research and development percentage of completion was estimated to be 20%, 40% and 50% for the Astria, M2 and software product lines, respectively. The value of this in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting net cash flows from the sale of the product resulting from the completion of the in-process technology and discounting the net cash flows back to their present value.

        The fair value of the net assets acquired of $14,624 exceeded the purchase price of $7,155, thereby resulting in negative goodwill of $7,469. All long-lived assets, including in-process research and development, were reduced on a pro rata basis by the amount of the negative goodwill. The net amount allocated to purchased in-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The allocation of the purchase price was as follows:

Net current assets	$3,035
Property and equipment	1,006
Other assets	70
In-process research and development	562
Completed technology and patents	1,784
Contract backlog	247
Customer list	86
Maintenance contract renewals	50
Trademarks	315

$7,155

        The following unaudited pro forma consolidated information gives effect to the acquisition of VTC as if it had occurred on January 1, 2001 and 2002 by consolidating the results of operations of VTC with the results of operations of the Company for the years ended December 31, 2001 and 2002. These pro forma results exclude the nonrecurring write-off of in-process research and development of $562 related to the VTC acquisition for the years ended December 31, 2001 and 2002.

	Years Ended December 31,
	2001	2002
	(unaudited)
Revenue	$46,383	$21,895
Net loss	$(104,867)	$(46,904)
Net loss per share, basic and diluted	$(5.35)	$(2.38)

NOTE 4—BALANCE SHEET COMPONENTS:

	December 31,
	2002	2003
Inventories, net:
Finished goods	$38,599	$4,015
Raw materials	3,007	391
Allowance for excess and obsolete inventory and abandoned product	(37,718)	(225)

	$3,888	$4,181

Property and equipment:
Computers and software	$932	$1,328
Test equipment	420	2,277
Office equipment	1,114	41

	2,466	3,646
Less: accumulated depreciation	(836)	(1,924)

	$1,630	$1,722

Accrued liabilities:
Provision for loss on purchase commitments (see Note 8)	$3,700	$—
Professional services	612	494
Compensation	604	652
Restructuring accrual (see Note 6)	473	—
Other	535	370

	$5,924	$1,516

        Intangibles and other assets:

	As of December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Amortized intangible assets:
Completed technology and patents	$8,253	$(3,473)	$4,780
Contract backlog	247	(35)	212
Customer list	86	(2)	84
Maintenance contract renewals	50	(2)	48
Trademarks	315	(8)	307

	$8,951	$(3,520)	5,431

Other non-current assets			155

			$5,586

	As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Amortized intangible assets:
Completed technology and patents	$8,125	$(5,003)	$3,122
Contract backlog	247	(247)	—
Customer list	86	(14)	72
Maintenance contract renewals	50	(12)	38
Trademarks	315	(52)	263

	$8,823	$(5,328)	3,495

Other non-current assets			190

			$3,685

        The aggregate amortization expense for the years ended December 31, 2001, 2002, and 2003 was $8,085, $1,304, and $1,809, respectively.

        Minimum future amortization expense for subsequent years are as follows:

2004	1,586
2005	955
2006	485
2007	363
2008 and thereafter	106

$3,495

NOTE 5—NOTE PAYABLE:

        As part of the Company's acquisition of VTC from Tektronix, Inc. in November 2002, the Company issued a note payable to Tektronix, Inc. for $3,232, with repayment in sixty months, or November 2007. The interest rate on this note is 8% and is compounded annually. Through January 31, 2006, the accrued interest is added to the principal balance of the note. Thereafter, the Company will pay accrued interest on this note commencing on January 31, 2006 and on each April 30, July 31 and October 31 thereafter until the principal balance is paid in full. As of December 31, 2003, this note payable balance, including accrued interest, was $3,523.

NOTE 6—RESTRUCTURING COSTS, IMPAIRMENT OF CERTAIN INTANGIBLE ASSETS AND PROVISION FOR INVENTORY:

  Restructuring costs

        During 2001, the Company recorded $2,311 in restructuring costs and related facility costs in connection with its April 2001 and October 2001 workforce reductions.

        In April 2001, the Company announced a restructuring program that included a workforce reduction, closure of excess facilities, and disposal of certain of its fixed assets. As a result of this restructuring program, the Company recorded restructuring costs of $2,092. The restructuring program resulted in the reduction of approximately 28% of the Company's employees, and the Company recorded a workforce reduction charge of approximately $1,235 relating primarily to severance and fringe benefits. In addition, the number of temporary and contract workers employed by the Company was significantly reduced. The Company recorded costs of restructuring of $785 relating to closure of excess facilities. The closure of excess facilities included the closure of certain satellite facilities due to workforce reductions and the Company's effort to reduce operating expenses as a result of the restructuring. This cost of restructuring is primarily comprised of non-cancelable lease and operating costs. Other fixed assets retired as a result of the workforce reductions totaled $72. Cash expenditures relating to these workforce reductions were paid in the second quarter of 2001. Amounts related to the closure of excess facilities were accrued in the second quarter of 2001 and were paid over the respective lease terms through August 2002. As of December 31, 2001, the Company had a remaining accrual of $402, related to the Sunnyvale facility shut down in the second quarter of 2001, which was paid monthly through August 2002.

        In October 2001, the Company further reduced its workforce by approximately 11%. The Company recorded a workforce reduction charge of $219. Cash expenditures relating to this workforce reduction were paid in the fourth quarter of 2001.

        During 2002, the Company recorded $9,147 in restructuring costs and related facility costs in connection with its August 2002 and November 2002 workforce reductions, which resulted in an aggregate workforce reduction of 53%.

        In August 2002, the Company announced a restructuring program that included a workforce reduction, closure of its Bridgewater Township, New Jersey research and development facility and disposal of certain of its fixed assets located in New Jersey. As a result of this restructuring program, the Company recorded restructuring costs of $870, which included severance and outplacement expenses of $531 and costs to close the New Jersey facility of $339. As of December 31, 2002, the Company had paid all of the costs related to this restructuring program.

        In November 2002, the Company announced a restructuring program that included a workforce reduction, termination of its Pleasanton, California headquarters facility lease and disposal of certain of its fixed assets. As a result of this restructuring program, the Company recorded restructuring costs of $8,277, which was comprised of severance and outplacement expenses of $635, costs to terminate the Pleasanton, California lease of $2,444, $2,271 for abandonment of leasehold improvements, $2,447 for abandonment of fixed assets and $480 to terminate various equipment leases. As of December 31, 2002, the Company had a remaining accrual of $473 comprised of costs to terminate various equipment leases and the severance payments, which was paid in the first quarter of 2003.

        In August 2003, the Company implemented a restructuring program that included a workforce reduction and relocation. As a result of this restructuring program, the Company recorded restructuring costs of $292. The workforce reduction was approximately 11% of the Company's employees, resulting in severance and fringe benefit expenses of approximately $192 along with relocation costs of $100. As of December 31, 2003, the Company had paid all the costs relating to this restructuring program.

  Impairment of intangible assets

        The Company recorded impairment charges totaling $32,551 in 2001 and $128 in 2003, there was no such impairment charge in 2002.

        During the first quarter of 2001, the Company recorded a $2,692 impairment charge relating to completed technology and patents. This resulted from the Company's decision not to pursue further incorporation of the related OneGate product and other intellectual property acquired from FreeGate on February 14, 2000 into the design of future products.

        Based on the impairment review performed during the third quarter of 2001, the Company recorded a $29,859 impairment charge to reduce goodwill, assembled workforce, and completed technology and patents. The charge was determined based upon estimated discounted future cash flows using a discount rate of 20%. The assumptions supporting future cash flows, including the discount rate, were determined using management's best estimates. The underlying factors contributing to the decline in expected future cash flows included a slowdown in the telecommunications market and the indefinite postponement of capital expenditures, especially within the hospitality industry.

        During the second quarter of 2003, the Company determined that certain of the technology acquired as part of the purchase of the Via Gate assets had become impaired. As a result, the Company recorded an impairment charge of $128.

  Provision for inventory

        The Company recorded a provision for inventory within cost of goods sold totaling $18,500 in the first quarter of 2001, related to the costs of raw materials and finished goods in excess of what the Company reasonably expected to sell in the foreseeable future as of the first quarter of 2001. The Company recorded an additional provision for inventory totaling $11,425 during the third quarter of 2001, related to the costs of raw materials and finished goods in excess of revised projections of what the Company reasonably expected to sell in the foreseeable future as of the third quarter of 2001. These revised projections were a result of continued decline in the telecommunications market, and, following the events surrounding September 11, 2001, the indefinite postponement of capital expenditures, especially within the hospitality industry. The Company recorded an additional provision for inventory totaling $4,312 in the fourth quarter of 2001 as a part of our normal business operations and product inventory assessments.

        The Company recorded a provision, within costs of goods sold, for inventory totaling $7,125 in 2002, of which $265, $4,918 and $1,942 were recorded in the first, second and fourth quarters of 2002, respectively. These provisions related to the costs of raw materials and finished goods in excess of what the Company reasonably expected to sell in the foreseeable future, based on the continued decline in the telecommunications market and current economic conditions. In 2003, the Company sold $1,491 of inventory which had been reserved for in 2002.

NOTE 7—INCOME TAXES:

        The components of net deferred tax assets and liabilities as of December 31, 2002 and 2003 are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$70,349	$75,018
Research and development credit	5,035	5,051
Deferred research and development costs	1,762	1,762
Deferred revenue	499	76
Accruals and reserves	18,024	16,179
Acquired intangibles	7,688	7,818
Other	1,698	1,755

Gross deferred tax assets	105,055	107,659

Less: valuation allowance	(105,055)	(107,659)

Net deferred tax assets	$—	$—

        Due to the uncertainty surrounding the realization of the tax attributes in tax returns, the Company has placed a full valuation allowance against its otherwise recognizable net deferred tax assets.

        At December 31, 2003, the Company has approximately $205,640 in federal and $87,943 in state net operating loss, or NOL, carryforwards to reduce future taxable income. Of these amounts, $28,054 and $12,058 represent federal and state tax deductions, respectively, from stock option compensation. The tax benefit from these deductions will be recorded as an adjustment to additional paid-in capital in the year in which the benefit is realized.

        At December 31, 2003, the Company also has research and experimentation tax credit carryforwards of approximately $3,180 and $1,872 for federal and state income tax purposes, respectively. The NOL and credit carryforwards expire in 2007 to 2023.

        The Company's ability to use its federal and state net operating loss carryforwards and federal and state tax credit carryforwards to reduce future taxable income and future taxes, respectively, may be subject to restrictions attributable to equity transactions that may have resulted in a change of ownership as defined by Internal Revenue Code Section 382. In the event the Company has had such a change in ownership, utilization of these carryforwards could be severely restricted and could result in significant amounts of these carryforwards expiring prior to benefiting the Company. The Company is currently assessing whether such a change in ownership has occurred.

        The Company's effective tax rate of zero is a result of the tax benefit calculated at the statutory tax rate completely offset by the deferred tax asset valuation allowance.

NOTE 8—LOSS ON PURCHASE COMMITMENTS AND ABANDONED PRODUCTS

        At December 31, 2000, the Company accrued a provision for estimated loss on purchase commitments in the amount of $19,042 related to cancelled purchase orders. In addition, at

December 31, 2000, the Company recorded a provision for loss on abandoned products of $8,181 related to the Company's decision to abandon the further development and sale of certain product lines. This amount excluded $6,287 already recorded as a provision for excess and obsolete inventory included in cost of goods sold related to product for the year ended December 31, 2000.

        During 2001, the Company reversed $2,869 of the provision for loss on purchase commitments against cost of goods sold and the Company paid its suppliers $11,752 upon receipt of raw material components related to its provision for loss on purchase commitments recorded in the fourth quarter of 2001. At December 31, 2001, these components were included in inventory offset by the provision for $11,752. There were no additional provisions recorded in 2001 related to these raw material components.

        During 2002, the Company settled the last of the 2000 purchase commitment cancellations with one of its suppliers. Due to favorable negotiations, the Company reversed $721 of the provision for loss on purchase commitments against cost of goods sold in the fourth quarter of 2002. At December 31, 2002, components valued at $9,813 remained of the purchase commitments settled in 2001 and 2002 and were included in inventory offset by a provision for $9,813. This decrease in component inventory during 2002 was primarily a result of sales of components through outside brokers, the proceeds from which were recorded as a reduction of cost of goods sold in the period in which the cash was received and totaled $1,233. There were no additional provisions recorded in 2002 related to these raw material components.

NOTE 9—COMMITMENTS AND CONTINGENCIES:

Lease obligations

        The Company leases office, manufacturing and warehouse space under noncancelable operating leases that expire in 2004 and 2005. In connection with the business combination in 2002, the Company assumed an operating lease that expires in July 2005.

        In August 2002, the Company entered into an agreement to terminate its lease for engineering facilities in Bridgewater Township, New Jersey for $257, which consisted of forfeiture of a $116 letter of credit and a cash payment of $141. As part of its November 2002 restructuring program, the Company entered into an agreement to terminate its lease for its headquarters facility in Pleasanton, California for $2,409, which consists of forfeiture of a $1,350 letter of credit and a cash payment of $1,059. The Company also incurred $327 in legal costs related to this lease termination. The letters of credit were secured by restricted cash of $1,718, which was included in other assets on the Company's balance sheet as of December 31, 2001. In December 2003, the Company entered into a lease agreement for a facility in Pleasanton, California that expires in September 2004.

        Minimum future lease payments under operating leases at December 31, 2003 are as follows:

2004	$955
2005	266
Thereafter	—

$1,221

        Rent expense for the years ended December 31, 2001, 2002, and 2003 was $2,630, $2,467, and $1,233, respectively.

  Purchase commitments

        The Company had noncancelable commitments to purchase finished goods inventory totaling $421 and $1,009 in aggregate at December 31, 2002 and 2003, respectively. These purchase commitments represent outstanding purchase orders submitted to the Company's third-party manufacturers for goods to be produced and delivered to the Company in 2004.

  Royalty obligation

        In February 1999, the Company paid one of its founders, a former employee of the Company, $2,500 as a lump sum payment for all its future royalty obligations for the rights, title and interests in two patents. These two patents gave the Company exclusive control of the Balun technology required in the Company's products. The Company was amortizing this royalty payment ratably over the five year period beginning February 1999. Amortization expense for the years ended December 31, 2001, and 2002 was approximately $500 each year. During the fourth quarter of 2002, the remaining unamortized royalty balance of $542 was charged to cost of goods sold since the technology was no longer required in the Company's products.

  Contingencies

        On August 3, 2001, a complaint, Arrow Electronics, Inc. v. Tut Systems, Inc., Case No. CV 800433, was filed in the Superior Court of the State of California for the County of Santa Clara against the Company. The complaint was filed by one of the Company's suppliers and alleges causes of action for breach of contract and for money on common counts. The complaint sought damages in the amount of $10,469. The Company settled this case on December 20, 2002 for $3,700. This payment and the related costs have been recorded in the Company's consolidated financial statements as of December 31, 2002. The amounts due under the settlement agreement were paid in full in 2003.

Whalen v. Tut Systems, Inc. et al

        On October 30, 2001, the Company and certain of its current and former officers and directors were named as defendants in Whalen v. Tut Systems, Inc. et al., Case No. 01-CV-9563, a purported securities class action lawsuit filed in the United States District Court for the Southern District of New York. An amended complaint was filed on December 5, 2001. A consolidated amended complaint was filed on April 19, 2002. The consolidated amended complaint asserts that the prospectuses from the Company's January 29, 1999 initial public offering and its March 23, 2000 secondary offering failed to disclose certain alleged actions by the underwriters for the offerings. The complaint alleges claims against the Company and certain of its current and former officers and directors under Section 11 of the Securities Act of 1933, as amended, and under Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, as amended, and alleges claims against certain of its current and former officers and directors under Sections 15 and 20(a) of the Securities Act. The complaint also names as defendants the underwriters for the Company's initial public offering and secondary offering. Similar suits were filed in the Southern District of New York challenging over 300 other initial public offerings and secondary offerings conducted in 1999 and 2000. Therefore, for pretrial purposes, the Whalen action is being coordinated with the approximately 300 other suits before United States District Court Judge Shira Scheindlin of the Southern District of New York under the matter In Re Initial Public Offering Securities Litigation. The individual defendants in the Whalen action, namely, Nelson Caldwell, Salvatore D'Auria and Matthew Taylor, were dismissed without prejudice by an October 9, 2002 Order of the Court, approving the parties' October 1, 2002 Stipulation of Dismissal. On February 19, 2003, the Court issued an Opinion and Order denying the Company's motion to dismiss.

        In June and July 2003, nearly all of the issuers named as defendants in the In Re Initial Public Offering Securities Litigation (collectively, the "issuer-defendants"), including the Company, approved a tentative settlement proposal that is reflected in a memorandum of understanding. The Company's Board of Directors approved the memorandum of understanding in June 2003 on certain conditions, including the number of issuers participating in the settlement. The memorandum of understanding is not a legally binding agreement. Further, any final settlement agreement would be subject to a number of conditions, most of which would be outside of the Company's control, including approval by the Court. The underwriter-defendants in the In Re Initial Public Offering Securities Litigation (collectively, the "underwriter-defendants"), including the underwriters named in the Whalen suit are not parties to the memorandum of understanding.

        The memorandum of understanding provides that, in exchange for a release of claims against the settling issuer-defendants, the insurers of all of the settling issuer-defendants will provide a surety undertaking to guarantee plaintiffs a $1 billion recovery from the non-settling defendants, including the underwriter-defendants. The ultimate amount, if any, that may be paid on behalf of the Company will therefore depend on the final terms of the settlement agreement, including the number of issuer-defendants that ultimately approve the final settlement agreement, and the amounts, if any, recovered by the plaintiffs from the underwriter-defendants and other non-settling defendants. In the event that all or substantially all of the issuer-defendants approve the final settlement agreement, the amount that the Company would be required to pay to the plaintiffs could range from zero to $3.5 million depending on plaintiffs' recovery from the underwriter-defendants and from other non-settling parties. If the plaintiffs recover at least $1 billion from the underwriter-defendants, the Company would have no liability for settlement payments under the proposed terms of the settlement. If the plaintiffs recover less than $1 billion, the Company believes that its insurance will likely cover some or all of its share of any payments towards satisfying plaintiffs' $1 billion recovery deficit. Management estimates that its range of loss relative to this matter is zero to approximately $3.5 million. Presently there is no more likely point estimate of loss within this range. As a consequence of the uncertainties described above regarding the amount the Company will ultimately be required to pay, if any, as of December 31, 2003, the Company has not accrued a liability for this matter.

In re Tut Systems, Inc. Securities Litigation, Civil Action No. C-01-2659-JCS (the "Securities Litigation Action").

        Beginning July 12, 2001, nine putative stockholder class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its current and former officers and directors. The complaints were filed on behalf of a purported class of investors who purchased the Company's stock during the period between July 20, 2000 and January 31, 2001, seeking unspecified damages. The complaints allege that the Company and certain of its current and former officers and directors made false and misleading statements about the Company's business during the putative class period. Specifically, the complaints allege violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The complaints were consolidated under the name In re Tut Systems, Inc. Securities Litigation, Master File No. C-01-2659-CW (the "Securities Litigation Action"). Lead plaintiffs and lead counsel for plaintiffs were appointed. Plaintiffs filed a consolidated class action complaint on February 4, 2002. Defendants filed a Motion to Dismiss on March 29, 2002. On August 15, 2002, the Court granted in part and denied in part the Motion to Dismiss. On

September 23, 2002, plaintiffs filed an amended complaint. Defendants filed a Motion to Dismiss the amended complaint, and on August 6, 2003 the Court granted in part that Motion. On September 24, 2003, defendants answered the remaining allegations of the amended complaint. Defendants reached a settlement of the Securities Litigation Action in December 2003. Subject to preliminary and final approval by the Court, the Company's insurance carriers agreed to pay $10 million, on behalf of the Company, to settle the suit. The settlement includes a release of all defendants. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carriers agreed to pay the entire $10 million settlement amount and, therefore, recovery from the insurance carriers was probable, a receivable was also recorded for the same amount. Accordingly, there is no impact to the statement of operations because the amounts of the settlement and the insurance recovery fully offset each other. The insurance carriers paid the settlement amount to plaintiffs' escrow agent in January 2004. The Court preliminarily approved the settlement on February 24, 2004. The settlement amount will be paid out of escrow if and when the Court finally approves the settlement. A hearing before the Court to consider final approval of the terms of settlement is currently scheduled for May 14, 2004. Because the settlement is subject to Court approval, there is no guarantee the settlement will become final.

Lefkowitz v. D'Auria, et al

        On March 19, 2003, Chesky Lefkowitz, a stockholder of the Company, filed a derivative complaint entitled Lefkowitz v. D'Auria, et al., No. RG03087467, in the Superior Court of the State of California, County of Alameda, against certain of the Company's current and former officers and directors. The complaint alleges causes of action for breach of fiduciary duty, gross negligence, breach of contract, unjust enrichment, and improper insider stock trading based on the same factual allegations contained in the Securities Litigation Action. The complaint seeks unspecified damages against the individual defendants on behalf of the Company, equitable relief, and attorneys' fees. On May 21, 2003, the Company and the individual defendants filed separate demurrers to the complaint. The Company and the individual defendants reached a settlement of the derivative action in December 2003. The settlement involves the Company's adoption of certain corporate governance measures and payment of attorneys' fees and expenses to the derivative plaintiff's counsel in the amount of $722,000 and an incentive award to the derivative plaintiff in the amount of $3,000. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier involved in this suit agreed to pay the entire $725,000 settlement amount and, therefore, recovery from the insurance carrier was probable, a receivable was also recorded for the same amount. Accordingly, there is no impact to the statement of operations because the amounts of the settlement and the insurance recovery fully offset each other. The settlement was approved by the Court on January 12, 2004, and, shortly thereafter, the insurance carrier paid the settlement amount to the derivative plaintiff's counsel. The settlement includes a release of the Company and the individual defendants.

        The Company is subject to other legal proceedings, claims and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 10—STOCKHOLDERS' EQUITY

  Preferred stock

        The Company has 5,000 shares of undesignated preferred stock, $0.001 par value, authorized for issuance. The Board of Directors can issue, in one or more series, this preferred stock and fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms and certain other rights and preferences with stockholder action. There was no preferred stock issued and outstanding at December 31, 2003 or 2002.

NOTE 11—EQUITY BENEFIT PLANS

  Stock option plans

        In November 1993, the Company adopted the 1992 Stock Plan (the "1992 Plan"), under which the Company may grant both incentive stock options and nonstatutory stock options to employees, consultants and directors. Options issued under the 1992 Plan can have an exercise price of no less than 85% of the fair market value, as defined under the 1992 Plan, of the stock at the date of grant. The 1992 Plan, including amendments, allows for the issuance of a maximum of 178 shares of the Company's common stock. This number of shares of common stock has been reserved for issuance under the 1992 Plan. The Company is no longer granting stock options from the 1992 Plan. As stock options are terminated or cancelled from the 1992 Plan, the stock options are being retired and are no longer available for future grant.

        The Company's 1998 Stock Plan (the "1998 Plan") was adopted by the Board of Directors in July 1998 and was approved by the stockholders in September 1998 and has rights and privileges similar to the 1992 Plan. The 1998 Plan allows for the issuance of a maximum of 1,000 shares of the Company's common stock with annual increases starting in 2000, subject to certain limitations. In January 2000, the 1998 Plan was amended to increase the maximum number of shares that may be issued to 1,358. In January 2001, the 1998 Plan was amended to increase the maximum number of shares that may be issued by 375 to 1,733. In January 2002, the 1998 Plan was amended to increase the maximum number of shares by 375 to 2,108.

        The Company's 1999 Nonstatutory Stock Option Plan (the "1999 Plan") was adopted by the Board of Directors in December 1999. The 1999 Plan allows for the issuance of a maximum of 1,000 shares of the Company's common stock. Additions to the Plan may be approved by the Board of Directors. The 1999 Plan has rights and privileges similar to the 1998 Plan. In April 2000, the 1999 Plan was amended to increase the maximum number of shares that may be issued to 1,425. In October 2000, the 1999 Plan was amended to increase the maximum number of shares that may be issued to 1,825. In October 2002, the 1999 Plan was amended to increase the maximum number of shares that may be issued to 2,625.

        Generally, stock options are granted with vesting periods of four years and have an expiration date of ten years from the date of grant. However, in the event of a change in control, as defined in our Change in Control plans adopted June 2000, employees who are terminated as a direct result of the change in control will be entitled to certain separation benefits including acceleration of unvested options ranging from six months to full vesting and severance pay ranging from one to eighteen months. Benefits may be limited in certain circumstances due to certain tax code provisions.

        Activity under the 1992, 1998 and 1999 Plans (the "Plans") are summarized as follows:

			Outstanding Options
	Shares Available For Grant	Options Exercised	Number of Shares	Price Per Share	Aggregate Price	Weighted Average Exercise Price
Balance, January 1, 2001	587	1,055	2,755	$0.36–100.63	$91,858	$33.34
Options authorized	375	—	—	—	—	—
Options granted	(2,450)	—	2,450	0.11–6.19	5,566	2.27
Options exercised	—	66	(66)	0.11–3.60	(59)	0.89
Options terminated	2,144	—	(2,235)	0.52–100.63	(75,454)	33.76
Restricted stock issued	(13)	—	—	—	—	—
Repurchases of unvested shares	5	—	—	—	—	—

Balance, December 31, 2001	648	1,121	2,904	0.11–68.25	21,911	7.54
Options authorized	1,175	—	—	—	—	—
Options granted	(2,371)	—	2,371	0.76–1.81	3,208	1.35
Options exercised	—	11	(11)	0.48–1.45	(12)	1.09
Options terminated	1,104	—	(1,060)	0.11–54.88	(4,799)	4.53

Balance, December 31, 2002	556	1,132	4,204	0.11–68.25	20,308	4.83

Options authorized	375
Options granted	(604)		604	1.25–5.77	1,405	2.33
Options exercised		440	(440)	0.11–3.75	(831)	1.89
Options terminated	719		(719)	1.21–54.88	(1,364)	1.89

Balance, December 31, 2003	1,046	1,572	3,649	$0.11–68.25	$19,518	$5.35

        The Company uses the Black-Scholes option pricing model to value options granted to consultants. The total estimated fair value of these grants during the periods presented was not significant and was expensed over the applicable vesting periods. No options were granted to consultants during 2003.

        At December 31, 2001, 2002, and 2003, vested options to purchase 1,108, 2,014, and 2,432 shares of common stock, respectively were unexercised. The weighted average exercise price of these options was $11.75, $8.29 and $8.29, per share for 2001, 2002, and 2003, respectively.

        The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.36–1.09	193	6.42	$0.75	182	$0.76
1.21–1.21	621	8.85	1.21	332	1.21
1.25–1.41	430	8.89	1.40	189	1.41
1.43–1.49	907	7.99	1.47	628	1.48
1.58–2.00	172	8.47	1.74	139	1.78
2.09–2.40	472	7.91	2.18	274	2.22
3.50–3.75	266	7.49	3.72	206	3.75
4.45–8.00	105	9.61	4.72	29	4.83
15.00–39.00	303	6.06	27.06	284	26.88
41.75–68.25	180	6.33	52.87	169	53.29

	3,649			2,432

  Employee stock purchase plan

        The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors in July 1998 and was approved by the stockholders in September 1998. Under the 1998 Purchase Plan, an eligible employee may purchase shares of common stock from the Company through payroll deductions of up to 15% of his or her compensation, at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock as of the first or last trading day on or after May 1 and November 1 and end on the last trading day of the period six (6) months later. In 1998, the Company reserved 250 shares of common stock for issuance under the 1998 Purchase Plan. In 2001, the Company allocated an additional 250 shares of common stock, increasing the number of shares reserved for issuance under the 1998 Purchase Plan to 500 of which 263 have been issued, leaving 237 for future issuances under the 1998 Purchase Plan as of December 31, 2003. The 1998 Purchase Plan is subject to annual increases, subject to certain limitations.

  401(k) plan

        In April 1995, the Company adopted the Tut Systems' Inc. 401(k) Plan (the "401(k) Plan") covering all eligible employees. Through December 31, 2001, contributions were limited to 15% of each employee's annual compensation, and further limited by IRS annual contribution limitations. Effective January 1, 2002, contributions are allowed up to 100% of each employee's annual compensation, but are still limited by IRS annual contribution limitations, depending on the age of the eligible employee. Contributions to the 401(k) Plan by the Company are discretionary. The Company did not make any contributions for the years ended December 31, 2001, 2002, and 2003.

NOTE 12—SEGMENT INFORMATION:

  Revenue

        The Company currently targets its sales and marketing efforts to both public and private service providers and users across two related markets—the video processing systems market and the broadband transport and service management products market. The Company currently operates in a single business segment as there is only one measurement of profitability for its operations. Revenue relating to the broadband transport and service management products was $13,748, $8,245 and $8,263 for the years ended December 31, 2001, 2002 and 2003 respectively. Revenue related to video processing systems was $0, $1,126 and $23,929 for the years ended December 31, 2001, 2002 and 2003 respectively.

        Revenues are attributed to the following countries based on the location of customers:

	Years Ended December 31,
	2001	2002	2003
United States	$6,007	$5,345	$26,263
International:
Japan	5,331	1,340	393
Korea	3	—	—
All other countries	2,407	2,686	5,536

	$13,748	$9,371	$32,192

        Two customers, Kanematsu Computer System Ltd. and RIKEI Corporation, accounted for 19% and 16%, respectively, of the Company's revenue for the year ended December 31, 2001. One customer, Ingram Micro, accounted for 11% of the Company's revenue for the year ended December 31, 2002. No individual customer accounted for greater than 10% of the Company's revenue for the year ended December 31, 2003.

Products

        The Company designs, develops, and sells video processing systems and broadband transport and service management products. Video processing systems include both digital TV headend systems and video systems. The digital TV headend system enables telephony-based service providers to transport broadcast quality digital video signals across their networks and our digital video transmission systems optimize the delivery of video signals across enterprise, government and education networks. The broadband transport and service management products enable the transmission of broadband data over existing hotels and private campus networks.

  Long-lived Assets

        The Company has long-lived assets, which consist of property and equipment, intangibles, and other assets. Long-lived assets are located in the following countries:

	December 31,
	2002	2003
United States	$4,555	$3,654
United Kingdom	2,661	1,753

	$7,216	$5,407

NOTE 13—TENDER OFFER:

        On May 14, 2001, the Company made an offer to exchange all stock options outstanding under its 1992 Stock Plan, 1998 Stock Plan and the 1999 Nonstatutory Stock Option Plan to purchase shares of the Company's common stock held by eligible employees for new stock options that were be granted under the Company's 1998 Stock Plan or the 1999 Nonstatutory Stock Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. An "eligible employee" refers to all employees of Tut Systems, Inc. and its U.S. subsidiaries who were employees at the time the new stock options were granted, other than all executive officers, vice-presidents, members of the Board of Directors and employees receiving Workers' Adjustment and Retraining Notification Act pay, all of whom were not eligible to participate in the offer. The number of shares of common stock subject to the new stock options would be equal to the number of shares of common stock subject to the unexercised stock options tendered by such eligible employees and accepted for exchange and cancelled. The offer expired on June 8, 2001. Pursuant to the offer, the Company accepted, for cancellation, stock options to purchase approximately 1,057 shares of the Company's common stock at a weighted average exercise price of $35.99. Subject to the terms and conditions of the offer, the Company granted new stock options to purchase 851 shares of the Company's common stock on December 13, 2001 at an exercise price of $2.15 to those employees who were employed by the Company at that time, in exchange for the stock options tendered in response to the offer and accepted for exchange and cancelled. In accordance with FIN 44: Accounting for Certain Transactions involving Stock Compensation an interpretation, there was no compensation charge related to the exchange.

NOTE 14—PRODUCT WARRANTY

        The Company generally warrants its products for a specific period of time against material defects. The Company provides for the estimated future costs of warranty obligations in costs of goods sold when the related revenue is recognized. The accrued warranty costs represents the best estimate at the time of sale of the total costs that the Company expects to incur to repair or replace product parts, which fail while still under warranty. The amount of accrued estimated warranty costs are primarily based on historical experience as to product failure as well as current information on repair costs. On a quarterly basis, the Company reviews the accrued balances and updates the historical warranty cost trends. Warranty costs for the year ended December 31, 2001, 2002 and 2003 were immaterial to the overall financial statements.

TUT SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2003	June 30, 2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,370	$8,756
Accounts receivable, net of allowance for doubtful accounts of $47 and $45 in 2003 and 2004, respectively	7,062	4,812
Insurance settlement receivable	10,725	—
Inventories, net	4,181	4,749
Prepaid expenses and other	1,026	1,869

Total current assets	37,364	20,186
Property and equipment, net	1,722	1,834
Intangibles and other assets	3,685	2,712

Total assets	$42,771	$24,732

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,055	$3,109
Accrued liabilities	1,516	1,828
Legal settlement liability	10,725	—
Deferred revenue	253	232

Total current liabilities	15,549	5,169
Note payable	3,523	3,673
Other liabilities	44	18

Total liabilities	19,116	8,860

Commitments and contingencies (Note 6)
Stockholders' equity:
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued and outstanding in 2003 and 2004, respectively	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 20,274 and 20,432 shares issued and outstanding in 2003 and 2004, respectively	20	20
Additional paid-in capital	305,777	306,088
Accumulated other comprehensive loss	(89)	(99)
Accumulated deficit	(282,053)	(290,137)

Total stockholders' equity	23,655	15,872

Total liabilities and stockholders' equity	$42,771	$24,732

The accompanying notes are an integral part of these condensed consolidated financial statements.

TUT SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
Revenues:
Product	$7,700	$5,105	$14,101	$11,264
License and royalty	165	18	365	35

Total revenues	7,865	5,123	14,466	11,299

Cost of goods sold	4,015	3,447	7,274	8,576

Gross margin	3,850	1,676	7,192	2,723

Operating expenses:
Sales and marketing	1,927	1,932	3,854	3,836
Research and development	2,248	1,860	4,334	3,682
General and administrative	1,105	1,099	2,307	2,216
Impairment of intangible assets	128	—	128	202
Amortization of intangible assets	459	376	918	772

Total operating expenses	5,867	5,267	11,541	10,708

Loss from operations	(2,017)	(3,591)	(4,349)	(7,985)
Interest and other (expense) income, net	(8)	(44)	93	(99)

Net loss	$(2,025)	$(3,635)	$(4,256)	$(8,084)

Net loss per share, basic and diluted (Note 3)	$(0.10)	$(0.18)	$(0.21)	$(0.40)

Shares used in computing net loss per share, basic and diluted (Note 3)	19,894	20,396	19,848	20,346

The accompanying notes are an integral part of these condensed consolidated financial statements.

TUT SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2003	2004
Cash flows from operating activities:
Net loss	$(4,256)	$(8,084)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	488	650
Provision (recovery) for doubtful accounts	3	13
Provision for excess and obsolete inventory and abandoned products	15	995
Impairment of intangibles	128	202
Amortization of intangibles	918	772
Deferred interest on note payable	128	150
Change in operating assets and liabilities, net of businesses acquired:
Accounts receivable	(2,923)	2,237
Inventories	1,277	(1,563)
Prepaid expenses and other assets	(372)	(854)
Accounts payable and accrued liabilities	(4,231)	340
Deferred revenue	(559)	(21)

Net cash used in operating activities	(9,384)	(5,163)

Cash flows from investing activities:
Purchase of property and equipment	(516)	(762)

Net cash used in investing activities	(516)	(762)

Cash flows from financing activities:
Proceeds from issuances of common stock, net	11	311

Net cash provided by financing activities	11	311

Net decrease in cash and cash equivalents	(9,889)	(5,614)
Cash and cash equivalents, beginning of period	25,571	14,370

Cash and cash equivalents, end of period	$15,682	$8,756

The accompanying notes are an integral part of these condensed consolidated financial statements.

TUT SYSTEMS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

NOTE 1—DESCRIPTION OF BUSINESS:

        The Company designs, develops, and sells digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals over their networks. The Company also offers video processing systems that enable private enterprise and government entities to transport video signals over satellite, fiber, radio, or copper networks for surveillance, distance learning, and TV production applications. The Company also offers broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

        Historically, the Company derived most of its sales from its broadband transport and service management products. In November 2002, the Company acquired VideoTele.com, or VTC, from Tektronix, Inc. to extend its product offerings to include digital video processing systems. Video-based products now represent a majority of the Company's sales.

        The Company has incurred substantial losses and negative cash flows from operations since inception. For the six months ended June 30, 2004, the Company incurred a net loss of $8,084 and negative cash flows from operating activities of $5,163, and has an accumulated deficit of $290,137 at June 30, 2004. Management believes that the cash and cash equivalents as of June 30, 2004 are sufficient to fund its operating activities and capital expenditure needs for the next twelve months. However, in the event that general economic conditions worsen, the Company may require additional cash to fund its operations. The Company plans to seek additional equity funding to provide working capital, fund potential acquisitions and potentially redeem the VTC acquisition indebtedness. The Company cannot assure that such funding efforts will be successful. Failure to generate positive cash flow in the future could have a material impact on the Company's ability to achieve its intended business objectives.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

        The accompanying condensed consolidated financial statements as of December 31, 2003 and June 30, 2004 and for the three and six months ended June 30, 2003 and 2004 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of December 31, 2003 and June 30, 2004, its results of operations for the three and six months ended June 30, 2003 and 2004 and its cash flows for the six months ended June 30, 2003 and 2004. These condensed consolidated financial statements and the accompanying notes are unaudited and should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission on June 11, 2004. The balance sheet as of December 31, 2003 was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The results for the three and six months ended June 30, 2004 are not necessarily indicative of the expected results for any other interim period or the year ending December 31, 2004.

Accounting for long-lived assets

        The Company periodically assesses the impairment of long-lived assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant decline in the stock price for a sustained period and the Company's market capitalization relative to net book value.

        When management determines that the carrying value may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment measured is based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company's current business model.

        During the six months ended June 30, 2004, the Company determined that certain of the technology acquired as part of the purchase of the Viagate Technologies, Inc. assets in September 2001 had become impaired. As a result, the Company incurred a loss of $202 to write-off the technology.

        Future events could cause the Company to conclude that impairment indicators exist. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Accounting for stock based compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," Financial Accounting Standard Board Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB 25," and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 148 ("SFAS No. 148"), "Accounting for Stock-Based Compensation, Transition and Disclosure." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair market value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 148 and the Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

        The Company amortizes stock-based compensation using the straight-line method over the remaining vesting periods of the related options, which is generally four years. Pro forma information regarding net loss and earnings per share is presented and has been determined as if the Company had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148.

        The following table illustrates the effect on net loss and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to stock-based employee compensation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
Net loss—as reported	$(2,025)	$(3,635)	$(4,256)	$(8,084)

Adjustment:
Total stock-based employee compensation expense determined under a fair value based method for all grants, net of related tax effects	(970)	(593)	(2,037)	(1,405)

Net loss—pro forma	$(2,995)	$(4,228)	$(6,293)	$(9,489)

Basic and diluted net loss per share—as reported	$(0.10)	$(0.18)	$(0.21)	$(0.40)

Basic and diluted net loss per share—pro forma	$(0.15)	$(0.21)	$(0.32)	$(0.47)

        The fair value of options issued pursuant to the option plans and at the grant date were estimated using the Black-Scholes model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company uses projected volatility rates, which are based upon historical volatility rates trended into future years. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of options.

        The effects of applying pro forma disclosures of net loss and net loss per share are not likely to be representative of the pro forma effects on net loss/income and net loss/earnings per share in the future years, as the number of future shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly.

Recent accounting pronouncements

        In January 2003, the Financial Accounting Standards Board, the ("FASB") issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements," which was subsequently revised in December 2003 with the issuance of FIN46-R. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of this Interpretation is required in financial statements for periods ending after March 15, 2004. The adoption of this Interpretation in the six months ended June 30, 2004 did not have a material impact on the Company's results of operations, financial position or cash flows.

Reclassifications

        Certain reclassifications have been made to prior period balances in order to conform to the current period presentation.

NOTE 3—NET LOSS PER SHARE:

        Basic and diluted net loss per share is computed using the weighted average number of common shares outstanding. Options were not included in the computation of diluted net loss per share because the effect would be antidilutive.

        The calculation of net loss per share follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
Net loss per share, basic and diluted:
Net loss	$(2,025)	$(3,635)	$(4,256)	$(8,084)

Net loss per share, basic and diluted	$(0.10)	$(0.18)	$(0.21)	$(0.40)

Shares used in computing net loss per share, basic and diluted	19,894	20,396	19,848	20,346

Antidilutive securities not included in net loss per share calculations	3,879	4,357	3,879	4,357

NOTE 4—COMPREHENSIVE LOSS:

        Comprehensive loss includes net loss, unrealized gains and losses on investments, and foreign currency translation adjustments that have been previously excluded from net loss and reflected instead in stockholders' equity. The following table sets forth the calculation of comprehensive loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
Net loss	$(2,025)	$(3,635)	$(4,256)	$(8,084)
Unrealized losses on other assets	—	(15)	12	2
Foreign currency translation adjustments	(6)	(4)	(12)	(12)

Net change in other comprehensive loss	(6)	(19)	—	(10)

Total comprehensive loss	$(2,031)	$(3,654)	$(4,256)	$(8,094)

NOTE 5—BALANCE SHEET COMPONENTS:

	December 31, 2003	June 30, 2004
Inventories, net:
Finished goods	$4,015	$5,264
Raw materials	391	334
Allowance for excess and obsolete inventory and abandoned product	(225)	(849)

	$4,181	$4,749

Property and equipment:
Computers and software	$1,328	$1,577
Test equipment	2,277	2,771
Office equipment	41	56

	3,646	4,404
Less: accumulated depreciation	(1,924)	(2,570)

	$1,722	$1,834

Accrued liabilities:
Professional Services	$494	$892
Compensation	652	757
Other	370	179

	$1,516	$1,828

        The Company recorded a provision for inventory within cost of goods sold totaling $21 in the three months ended June 30, 2004, and $995 in the six months ended June 30, 2004, related to the costs of raw materials and finished goods in excess of what the Company reasonably expected to sell in the foreseeable future as of the second quarter of 2004. The Company also reduced inventory costs to market value.

        Intangible and other assets:

	As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Intangible and other assets:
Completed technology and patents	$8,125	$(5,003)	$3,122
Contract backlog	247	(247)	—
Customer list	86	(14)	72
Maintenance contract renewals	50	(12)	38
Trademarks	315	(52)	263

	$8,823	$(5,328)	3,495

Other non-current assets			190

			$3,685

	As of June 30, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Amortized intangible assets:
Completed technology and patents	$7,922	$(5,741)	$2,181
Contract backlog	247	(247)	—
Customer list	86	(20)	66
Maintenance contract renewals	50	(17)	33
Trademarks	315	(75)	240

	$8,620	$(6,100)	2,520

Other non-current assets			192

			$2,712

        During the six months ended June 30, 2004, the Company determined that certain of the technology acquired as part of the purchase of the Viagate Technologies, Inc. assets in September 2001 had become impaired. As a result, the Company incurred a loss of $202 to write-off the technology.

        The aggregate amortization expense for the three months ended June 30, 2003 and 2004 was $459 and $376, respectively and $918 and $772 for the six months ended June 30, 2003 and 2004.

        Minimum future amortization expense as of June 30, 2004 is as follows:

Remainder of 2004	$752
2005	875
2006	424
2007	363
Thereafter	106

$2,520

NOTE 6—COMMITMENTS AND CONTINGENCIES:

  Lease obligations

        The Company leases equipment and office, assembly and warehouse space under non-cancelable operating leases that expire from 2004 through 2005.

        Minimum future lease payments under operating leases as of June 30, 2004 are as follows:

Remainder of 2004	$435
2005	266
Thereafter	—

$701

  Purchase commitments

        The Company had non-cancelable commitments to purchase finished goods inventory totaling $1,009 and $447 in aggregate at December 31, 2003 and June 30, 2004, respectively.

  Contingencies

Whalen v. Tut Systems, Inc. et al

        On October 30, 2001, the Company and certain of its current and former officers and directors were named as defendants in Whalen v. Tut Systems, Inc. et al., Case No. 01-CV-9563, a purported securities class action lawsuit filed in the United States District Court for the Southern District of New York. An amended complaint was filed on December 5, 2001. A consolidated amended complaint was filed on April 19, 2002. The consolidated amended complaint asserts that the prospectuses from the Company's January 29, 1999 initial public offering and its March 23, 2000 secondary offering failed to disclose certain alleged actions by the underwriters for the offerings. The complaint alleges claims against the Company and certain of its current and former officers and directors under Section 11 of the Securities Act of 1933, as amended, and under Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, as amended, and alleges claims against certain of its current and former officers and directors under Sections 15 and 20(a) of the Securities Act. The complaint also names as defendants the underwriters for the Company's initial public offering and secondary offering. Similar suits were filed in the Southern District of New York challenging over 300 other initial public offerings and secondary offerings conducted in 1999 and 2000. Therefore, for pretrial purposes, the Whalen action is being coordinated with the approximately 300 other suits before United States District Court Judge Shira Scheindlin of the Southern District of New York under the matter In Re Initial Public Offering Securities Litigation. The individual defendants in the Whalen action, namely, Nelson Caldwell, Salvatore D'Auria and Matthew Taylor, were dismissed without prejudice by an October 9, 2002 Order of the Court, approving the parties' October 1, 2002 Stipulation of Dismissal. On February 19, 2003, the Court issued an Opinion and Order denying the Company's motion to dismiss.

        A stipulation of settlement for the claims against the issuer-defendants, including the Company, was submitted to the Court on June 14, 2004 in the In Re Initial Public Offering Securities Litigation. The settlement is subject to a number of conditions, most of which are outside of the Company's control, including approval by the Court. The underwriters named as defendants in the In Re Initial

Public Offering Securities Litigation (collectively, the "underwriter-defendants"), including the underwriters named in the Whalen suit, are not parties to the stipulation of settlement.

        The stipulation of settlement provides that, in exchange for a release of claims against the settling issuer-defendants, the insurers of all of the settling issuer-defendants will provide a surety undertaking to guarantee plaintiffs a $1 billion recovery from the non-settling defendants, including the underwriter-defendants. The ultimate amount, if any, that may be paid on behalf of the Company will therefore depend on the final terms of the settlement, including the number of issuer-defendants that ultimately participate in the final settlement, and the amounts, if any, recovered by the plaintiffs from the underwriter-defendants and other non-settling defendants.

        In the event that all or substantially all of the issuer-defendants participate in the final settlement, the amount that may be paid to the plaintiffs on behalf of the Company could range from zero to approximately $3.5 million, depending on plaintiffs' recovery from the underwriter-defendants and from other non-settling parties. If the plaintiffs recover at least $1 billion from the underwriter-defendants, no settlement payments would be made on behalf of the Company under the proposed terms of the settlement. If the plaintiffs recover less than $1 billion, the Company believes that its insurance will likely cover some or all of its share of any payments towards satisfying plaintiffs' $1 billion recovery deficit. Management estimates that its range of loss relative to this matter is zero to $3.5 million. Presently there is no more likely point estimate of loss within this range. As a consequence of the uncertainties described above regarding the amount the Company will ultimately be required to pay, if any, as of June 30, 2004, the Company has not accrued a liability for this matter.

In re Tut Systems, Inc. Securities Litigation, Civil Action No. C-01-2659-JCS (the "Securities Litigation Action").

        Beginning July 12, 2001, nine putative stockholder class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its current and former officers and directors. The complaints were filed on behalf of a purported class of investors who purchased the Company's stock during the period between July 20, 2000 and January 31, 2001, seeking unspecified damages. The complaints allege that the Company and certain of its current and former officers and directors made false and misleading statements about the Company's business during the putative class period. Specifically, the complaints allege violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. The complaints were consolidated under the name In re Tut Systems, Inc. Securities Litigation, Master File No. C-01-2659-CW (the "Securities Litigation Action"). Lead plaintiffs and lead counsel for plaintiffs were appointed. Plaintiffs filed a consolidated class action complaint on February 4, 2002. Defendants filed a Motion to Dismiss on March 29, 2002. On August 15, 2002, the Court granted in part and denied in part the Motion to Dismiss. On September 23, 2002, plaintiffs filed an amended complaint. Defendants filed a Motion to Dismiss the amended complaint, and on August 6, 2003 the Court granted in part that Motion. On September 24, 2003, defendants answered the remaining allegations of the amended complaint. Defendants reached a settlement of the Securities Litigation Action in December 2003. Subject to preliminary and final approval by the Court, the Company's insurance carriers agreed to pay $10 million, on behalf of the Company, to settle the suit. The settlement includes a release of all defendants. The insurance carriers paid the settlement amount to plaintiffs' escrow agent in January 2004. The Court preliminarily approved the settlement on February 24, 2004 and finally approved the settlement on May 14, 2004. The settlement became final on June 15, 2004, the date when the appeals period ended. Therefore, in the second quarter of 2004, the $10,000 was removed from the insurance settlement receivable and the legal settlement liability.

Lefkowitz v. D'Auria, et al

        On March 19, 2003, Chesky Lefkowitz, a stockholder of the Company, filed a derivative complaint entitled Lefkowitz v. D'Auria, et al., No. RG03087467, in the Superior Court of the State of California, County of Alameda, against certain of the Company's current and former officers and directors. The complaint alleges causes of action for breach of fiduciary duty, gross negligence, breach of contract, unjust enrichment, and improper insider stock trading based on the same factual allegations contained in the Securities Litigation Action. The complaint seeks unspecified damages against the individual defendants on behalf of the Company, equitable relief, and attorneys' fees. On May 21, 2003, the Company and the individual defendants filed separate demurrers to the complaint. The Company and the individual defendants reached a settlement of the derivative action in December 2003. The settlement involves the Company's adoption of certain corporate governance measures and payment of attorneys' fees and expenses to the derivative plaintiff's counsel in the amount of $722 and an incentive award to the derivative plaintiff in the amount of $3. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier involved in this suit agreed to pay the entire $725 settlement amount and, therefore, recovery from the insurance carrier was probable, a receivable was also recorded for the same amount. Accordingly, there is no impact to the statement of operations because the amounts of the settlement and the insurance recovery fully offset each other. The settlement was approved by the Court on January 12, 2004, and, shortly thereafter, the insurance carrier paid the settlement amount to the derivative plaintiff's counsel. Therefore, in the first quarter of 2004, the $725 was removed from the insurance settlement receivable and the legal settlement liability. The settlement includes a release of the Company and the individual defendants.

        The Company is subject to other legal proceedings, claims and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 7—SEGMENT INFORMATION:

        The Company currently targets its sales and marketing efforts to both public and private service providers and users across two related markets. The Company currently operates in a single business segment as there is only one measurement of profitability for its operations. Revenues are attributed to the following countries based on the location of customers:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
United States	$6,109	$3,753	$11,840	$9,154
International:
Canada	589	515	708	815
Ireland	291	584	545	730
All other countries	876	271	1,373	600

	$7,865	$5,123	$14,466	$11,299

        No individual customer accounted for greater than 10% of the Company's revenue for the three and six months ended June 30, 2003. One customer, Enterasys Networks Ltd. accounted for 11% of the Company's revenue for the three months ended June 30, 2004. No individual customer accounted for greater than 10% of the Company's revenue for the six months ended June 30, 2004.

Products

        The Company designs, develops, and sells video processing systems and broadband transport and service management products. Video processing systems include both digital TV headend systems and video systems. The digital TV headend system enables telephony-based service providers to transport broadcast quality digital video signals across their networks and our digital video transmission systems optimize the delivery of video signals across enterprise, government and education networks. The broadband transport and service management products enable the transmission of broadband data over existing hotels and private campus networks.

        Revenue relating to the broadband transport and service management products was $2,532 and $2,016 for the three months ended June 30, 2003 and 2004, respectively and $4,189 and $3,916 for the six months ended June 30, 2003 and 2004, respectively. Revenue related to video processing systems was $5,333 and $3,107 for the three months ended June 30, 2003 and 2004, respectively and $10,277 and $7,383 for the six months ended June 30, 2003 and 2004, respectively.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Amount to be Paid
(in thousands)
Registration Fee	$5
NASD	5
Printing	175
Legal Fees and Expenses	450
Accounting Fees and Expenses	125
Transfer Agent Fees	5
Miscellaneous	50

Total	$815

        All such expenses are estimates.

ITEM 15: INDEMNIFICATION

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers. This may under certain circumstances include indemnification for liabilities arising under the Securities Act as well as for expenses incurred in that regard. Article VII of the Registrant's Certificate of Incorporation and Article VI of the Registrant's By-laws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has also entered into Indemnification Agreements with its officers and directors.

        We have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence and other wrongful acts. We believe such insurance is necessary to attract and retain qualified persons as directors and officers.

        In addition, the Registrant is party to a Standstill and Disposition Agreement with Tektronix, Inc. (the "Standstill Agreement"). The Standstill Agreement grants Tektronix the right to have its shares registered for resale on a Form S-3, and to participate in certain other registrations which the Registrant may undertake. Under the Standstill Agreement, the Registrant has agreed to indemnify Tektronix, and Tektronix has agreed to indemnify the Registrant, against certain liabilities in connection with the registration by Tut and sales on a Form S-3 by Tektronix pursuant to the Standstill Agreement.

ITEM 16: EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2	Consent of independent registered public accounting firm
24.1	Power of Attorney*

*
Filed previously.

ITEM 17: UNDERTAKINGS

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Amendment No. 4 on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lake Oswego, State of Oregon, on the 7th day of October, 2004.

TUT SYSTEMS, INC.
By:	/s/ SALVATORE D'AURIA* Salvatore D'Auria President, Chief Executive Officer (Principal Executive Officer)
By:	/s/ RANDALL GAUSMAN Randall Gausman, Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ SALVATORE D'AURIA* Salvatore D'Auria	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	October 7, 2004
/s/ RANDALL GAUSMAN Randall Gausman	Vice President, Finance and Administration, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 7, 2004
/s/ NEAL DOUGLAS* Neal Douglas	Director	October 7, 2004
/s/ CLIFFORD HIGGERSON* Clifford Higgerson	Director	October 7, 2004
/s/ GEORGE MIDDLEMAS* George Middlemas	Director	October 7, 2004
/s/ ROGER MOORE* Roger Moore	Director	October 7, 2004
*By:	/s/ RANDALL GAUSMAN Randall Gausman Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2	Consent of independent registered public accounting firm
24.1	Power of Attorney*

*
Filed previously.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
How to Reach Us
The Offering
Summary Consolidated Financial Data (in thousands, except per share data)
RISK FACTORS
Risks Related to Our Business
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
TUT SYSTEMS, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TUT SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
TUT SYSTEMS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
TUT SYSTEMS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
TUT SYSTEMS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
TUT SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share amounts)
TUT SYSTEMS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
TUT SYSTEMS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (unaudited)
TUT SYSTEMS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
TUT SYSTEMS, INC. NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share amounts)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15: INDEMNIFICATION
  ITEM 16: EXHIBITS
  ITEM 17: UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX